Confidentially submitted to the U.S. Securities and Exchange Commission on August 14, 2025. This Amendment No. 1 to the draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-__________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RANK ONE COMPUTING CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Colorado	7372	47-3970528
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1290 Broadway, Suite 1200

Denver, CO 80203

(303) 317-6118

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Scott Swann

Chief Executive Officer

Rank One Computing Corporation

1290 Broadway, Suite 1200

Denver, CO 80203

(303) 317-6118

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Joseph M. Lucosky, Esq.	Richard A. Friedman, Esq.
Lucosky Brookman LLP	Sheppard, Mullin, Richter & Hampton LLP
101 Wood Avenue South, 5th Floor	30 Rockefeller Plaza
Woodbridge, NJ 08830	New York, NY 10112
Tel. No.: (732) 395-4400	Tel. No.: (212) 653-8700
Fax No.: (732) 395-4401	Fax No.: (212) 653-8701

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED AUGUST 14, 2025

RANK ONE COMPUTING CORPORATION

[●] Shares

Common Stock

This is a firm commitment initial public offering of [●] shares of common stock, par value $0.01 per share, of Rank One Computing Corporation (the “Company” and “ROC”), a Colorado corporation.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our common stock will be between $[●] and $[●] per share with a $[●] assumed initial public offering price (which is the midpoint of the $[●] to $[●] range; this assumption is used throughout this prospectus).

We plan to apply to have our common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “ROC”. No assurance can be given that our application will be approved with Nasdaq. If shares of our common stock are not approved for listing on Nasdaq, we will not consummate this offering.

We are an emerging growth company under the Jumpstart Our Business Startups Act of 2012 and a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Smaller Reporting Company.”

Brendan Klare, our President, Chief Scientist, and Board Chairman, and Josh Klontz, our Chief Technology Officer and Director, together with certain other executive officers and directors, beneficially own approximately [●]% and [●]% of the voting power of our outstanding voting securities as of the date of this prospectus and upon completion of this offering, respectively, and we will be a “controlled company” within the meaning of the Nasdaq listing rules. We may rely on the exemptions from certain corporate governance requirements that are available to controlled companies.

Investing in our common stock is speculative and involves a high degree of risk. Before making any investment decision, you should carefully review and consider all the information in this prospectus, including the risks and uncertainties described under “Risk Factors” beginning on page 9.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	Please see “Underwriting” beginning on page 93 for additional information regarding underwriters’ compensation.

We have granted a 30-day option to the representative of the underwriters to purchase up to [●] additional shares of common stock solely to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts will be $[●] and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $[●].

The underwriters expect to deliver the shares of common stock to purchasers on or about [●], 2025.

The date of this prospectus is [●], 2025.

You should only rely on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, operating results, and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. Some of the industry and market data contained in this prospectus are based on third-party industry publications. This information involves a number of assumptions, estimates and limitations.

The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in connection with the operation of our businesses, our corporate names, logos and website names. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies. All other trademarks are the property of their respective owners.

ii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions, or future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Before you decide to invest in our common stock, you should also read the entire prospectus carefully, including “Risk Factors” beginning on page 9, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 48, and the financial statements and related notes included in this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us,” “our,” “our company,” “Rank One Computing,” “ROC,” and “our business” refer to Rank One Computing Corporation and its subsidiaries.

Executive Summary

ROC is an independent American artificial intelligence company redefining the global standard for Vision AI in identity, security, and digital forensics. Our Vision AI platform delivers real-time facial recognition, multimodal biometric verification, and AI-powered evidence analysis to the most mission-critical environments in the world — including the Fortune 1000 companies, U.S. Department of Defense, Department of Justice, state and local law enforcement, and national security agencies. ROC’s biometric algorithms are routinely ranked by National Institute of Standards and Technology (“NIST”) as the most accurate and computationally efficient globally. Our solutions outperform legacy foreign-built systems at a fraction of the cost, with faster deployment and stronger trust. As demand for trusted AI accelerates across law enforcement, defense, and regulated commercial sectors, ROC is scaling rapidly through a growing network of integrators and multi-year deals. We are expanding from a foundation of government leadership into high-growth commercial markets such as access control, physical security, and identity verification. Our international pipeline spans the Middle East, Asia–Pacific (“APAC”), and other strategic regions where national AI and identity investments are surging. With sovereign U.S. development, deep technical leadership, a vertically integrated platform, and proven field results, we believe ROC is positioned to become the category-defining leader in operational Vision AI.

Overview

ROC builds AI that sees, identifies, and interprets the physical world. Our focus is on biometric identity, digital forensics, and real-time video analytics. In a market long dominated by foreign-built legacy platforms, ROC is executing a clear mission: to restore the United States as the global leader in Vision AI. We are displacing outdated, overpriced, foreign systems with American-built solutions that are leaner, more efficient, and more affordable. We believe ROC platforms routinely cost a fraction of legacy alternatives, yet deliver higher accuracy, faster deployment, and superior customer support — all while sustaining strong margins. This operational advantage is rooted in our disciplined model: we’ve never taken outside capital, and we build everything with purpose and precision.

ROC has coined the term “Vision AI” — a branch of artificial intelligence focused on transforming unstructured visual data into structured, explainable insight. Vision AI is not generative or conversational. It is operational AI, built for accuracy, speed, and auditability. Whether it is deployed in a military checkpoint, a digital evidence lab, or a financial onboarding workflow, Vision AI enables real-time decisions with transparency and accountability.

ROC’s algorithmic efficiency has long been a strategic advantage. Our AI models typically require only a fraction of the compute power that legacy platforms demand, allowing us to deploy faster, operate leaner, and scale without excess infrastructure. For example, an analysis published on February 20th, 2024 of the National Institute of Standards and Technology (NIST) Evaluation of Latent Fingerprint Technologies (ELFT) showed that the ROC’s latent fingerprint algorithm was capable of searching a database more than 500 times faster than every other vendor who was benchmarked. Additionally, an analysis on March 8th, 2023 of the NIST Face Recognition Vendor Test (FRVT) showed that the ROC face recognition algorithm ranked 61st out of 338 algorithms in hardware efficiency, while none of our key competitors ranked within the top 150 most efficient algorithms. Further, an analysis performed on February 15th, 2023 of the NIST Proprietary Fingerprint Template (PFT) benchmarked that the ROC fingerprint algorithms had template comparison speeds that were the fastest of any vendor, and as much as 1000x faster than certain key competitors.

This advantage has enabled us to simplify system architecture while supporting extremely large deployments through our horizontally and vertically scalable enterprise search infrastructure. ROC is routinely measured by NIST as having the most accurate and computationally efficient facial and fingerprint recognition algorithms in the world — a rare combination that enables both unmatched performance and flexible deployment. We support secure, air-gapped installations as well as cloud-native delivery, and are actively attaining Criminal Justice Information Services (“CJIS”) and related compliance standards to support our growing federal and state customer base. Our engineering team includes experts who have built mission-critical systems for the Federal Bureau of Investigation (the “FBI”) and other agencies, ensuring our platforms are secure, interoperable, and optimized for rapid integration through exposed Application Programming Interfaces (“APIs”) and robust reference applications.

While ROC was born inside the U.S. national security community, our growth now includes global financial companies, state and local public safety organizations, and large retail enterprises. as well. We are rapidly expanding in access control, identity verification, and physical security applications — particularly in high-assurance and infrastructure-critical sectors. Our commercial business is scaling through an already mature channel network, and we are seeing increasing demand from global integrators who want to deliver ROC’s technology under their own brands. Our international pipeline is significant, with especially strong momentum in the Middle East and APAC regions where governments are investing in next-generation identity and surveillance systems. These global opportunities are already driving business today and represent a substantial long-term growth vector.

On November 19th, 2019, ROC published a Code of Ethics that governed the use of our face recognition technology. To our knowledge, ROC was the first biometric vendor to adopt such a Code of Ethics governing the use of their face recognition technology. Subsequently, ROC has incorporated this Code of Ethics into our software licensing agreements to provide a contractual means for limiting access to our technology if a licensee violates our Code of Ethics. From the beginning, we believed that transparency, accountability, and technical rigor must go hand in hand. We build with fairness and explainability in mind and design for environments where decisions must be auditable and justifiable. That said, the broader landscape is also shifting. Adoption of face recognition and Vision AI tools is accelerating across law enforcement, defense, and critical infrastructure. Agencies that once hesitated are now embracing these capabilities — supported by clearer governance, better training, and stronger results. This growing acceptance comes at an ideal time for ROC. We are entering the public markets as demand is breaking open, not just for AI, but for trusted, operationally proven AI.

ROC has been deliberately built from the ground up. Every employee has been carefully selected not just for skill but for alignment with our mission. Our team combines rising stars in artificial intelligence and Vision AI with senior engineers and practitioners who have delivered large-scale systems for the U.S. government and enterprise. We believe in talent density, small teams, and high-trust environments. Every contributor matters, and every contributor is an owner. This model has not only helped us outperform technically — it has helped us retain culture, focus, and resilience while competing against far larger and better-funded companies.

Summary Risk Factors

Investing in our common stock is speculative and involves a high degree of risk. These risks are discussed more fully in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” beginning on page 9 and this prospectus in full. Our significant risks may be summarized as follows:

Risks Related to Our Industry and Business

●	As an early-stage company with dynamic growth, our historic performance is not necessarily an indication of future performance.

●	Historically, existing customers have expanded their relationships with us, which has resulted in a limited number of customers accounting for a substantial portion of our revenue. If existing customers do not make subsequent purchases or renew their contracts with us, or if our relationships with our largest customers are impaired or terminated, our revenue could decline, and our results of operations would be adversely impacted.

●	Our software is complex and may have a lengthy implementation process, and any failure of our software to satisfy our customers or perform as desired could harm our business, results of operations, and financial condition.

●	If we are unable to successfully deploy our marketing and sales organization in a timely manner, or at all, or to successfully hire, retain, train, and motivate our sales personnel, our growth could be adversely impacted.

●	Certain estimates of market opportunity included in this prospectus may prove to be inaccurate.

●	We face intense competition in our markets, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

●	We may need to raise additional capital, which may not be available on favorable terms, if at all, and which may cause dilution to stockholders, restrict our operations or adversely affect our ability to operate our business.

●	Unfavorable conditions in our industry or the global economy, or reductions in IT spending, could limit our ability to grow our business and negatively affect our results of operations.

Risks Related to Intellectual Property, Information Technology, Data Privacy and Security

●	If our systems, our customers’ environments, or third-party systems we rely on are breached or if unauthorized access to sensitive data occurs, it could harm public perception of our software, result in business losses, and expose us to liability.

●	Issues in the use of artificial intelligence (“AI”) in our software may result in reputational harm or liability.

●	Failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business.

●	We may in the future be subject to intellectual property rights claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Risks Related to Regulation and Compliance

●	Our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.

●	We may face legal, regulatory, and administrative inquiries and proceedings, and unfavorable outcomes in litigation or other matters could negatively impact our business, financial conditions, and results of operations.

●	Changes in accounting principles or their application to us could result in unfavorable accounting charges or effects, which could adversely affect our results of operations and growth prospects.

●	Our results of operations may be harmed if we are required to collect sales or other related taxes for our license arrangements in jurisdictions where we have not historically done so.

Risks Related to Our Relationships and Business with the Public Sector

●	A significant portion of our business depends on sales to the public/government sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

●	Most of our customer contracts may be terminated by the customer at any time for convenience and may contain other provisions permitting the customer to discontinue contract performance, and if terminated contracts are not replaced, our results of operations may differ materially and adversely from those anticipated.

General Risk Associated with Our Company

●	Natural disasters and other events beyond our control could harm our business.

●	We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

●	We are an “emerging growth company,” and the reduced reporting and disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

●

We will be a “controlled company” within the meaning of the Nasdaq listing rules upon the completion of this offering because our insiders will beneficially own more than 50% of the voting power of our outstanding voting securities.

Risks Related to Our Securities and this Offering

●	No active trading market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

●	The trading price of our common stock may be volatile, and you could lose all or part of your investment.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

●	Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

●	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

●	An investment in our company may involve tax implications, and you are encouraged to consult your own advisors as neither we nor any related party is offering any tax assurances or guidance on our company or your investment.

●	Anti-takeover provisions in Colorado law could discourage, delay, or prevent a change in control of our company and may affect the trading price of our common stock.

●	Our executive officers, directors, and principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

●	We have never paid dividends on our capital stock, and we do not anticipate to pay for the foreseeable future.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and we may remain an emerging growth company for up to five years following the closing of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

In addition, the federal securities laws provide that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue, (ii) the date on which we first qualify as a large accelerated filer under the rules of the U.S. Securities and Exchange Commission, or the SEC, (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

Implications of Being a Controlled Company

Brendan Klare, our President, Chief Scientist, and Board Chairman, and Josh Klontz, our Chief Technology Officer and Director, together with certain other executive officers and directors, beneficially own approximately [●]% and [●]% of the voting power of our outstanding voting securities as of the date of this prospectus and upon completion of this offering, respectively, and we will be a “controlled company” within the meaning of the Nasdaq listing rules.

As long as our principal shareholding person, entity, or group owns at least 50% of the voting power of our Company, we will be a “controlled company” as defined under Nasdaq listing rules. As a controlled company, we are permitted to rely on certain exemptions from Nasdaq’s corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. As a result, you may not in the future have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements.

Corporate Information

We were originally incorporated under the laws of the State of Virginia on May 5, 2015, and subsequently converted to a corporation incorporated under the laws of the State of Colorado on September 18, 2018. Our principal executive office is located at 1290 Broadway, Suite 1200, Denver, CO 80203, and our telephone number is (303) 317-6118. Our website is https://roc.ai/. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus, and investors should not rely on such information in deciding whether to purchase shares of our common stock.

THE OFFERING

Common Stock Offered by Us	[●] shares on a firm commitment basis.

Common Stock Outstanding Prior to This Offering (1)	[●] shares

Common Stock to Be Outstanding Immediately After Completion of This Offering (1)	[●] shares (or [●] shares if the underwriters’ over-allotment option is exercised in full).

Over-allotment Option	We have granted the representative of the underwriters a 30-day option to purchase up to an additional [●] shares of our common stock at the initial public offering price to cover over-allotments, if any.

Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and estimated offering expenses payable by us, will be approximately $[●] million, or approximately $[●] million if the underwriters exercise their over-allotment option in full, based on the assumed initial public offering price of $[●] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The net proceeds received by us from this offering will be used for (i) [●]; (ii) [●]; and (iii) working capital and general purposes, including [●]. See “Use of Proceeds.”

Representative’s Warrants	Upon the closing of this offering, we will issue to The Benchmark Company LLC (“Benchmark”), as representative of the underwriters, warrants entitling the underwriters or their designees to purchase up to seven percent (7%) of the aggregate number of shares of our common stock that we issue to investors in this offering. The warrants are exercisable for a four-and-a-half-year period commencing six months following the closing of this offering. The warrants will have an exercise price per share equal to 100% of the public offering price of our shares of common stock offered hereby. See “Underwriting — Representative’s Warrants.”

Proposed Nasdaq Symbol	We plan to apply to list our common stock on the Nasdaq Capital Market under the symbol “ROC”. No assurance can be given that our listing will be approved by Nasdaq or that a trading market will develop for our common stock. We will not proceed with this offering in the event the common stock is not approved for listing on Nasdaq.

Risk Factors	Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 9 and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our common stock.

Lock-Up	In connection with this offering, our directors and officers and affiliated holders of our common stock as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of six (6) months from the date of this offering. We have agreed with the underwriters that, for a period of six (6) months from the closing of this offering, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any capital stock or any securities convertible into or exercisable or exchangeable for capital stock; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any capital stock or any securities convertible into or exercisable or exchangeable for capital stock. See “Underwriting” beginning on page 93 for more information.

(1)	Based on [●] shares of our common stock outstanding as of the date of this prospectus, and excludes:

●	[●] shares of common stock issuable upon the exercise of the Representative’s Warrants;

●	[●] shares of common stock issuable under our 2018 Equity Incentive Plan, as amended (the “2018 Plan”), at a weighted average exercise price of $[●] per share; and

●	[●].

Unless otherwise indicated, this prospectus reflects and assumes (i) no exercise by the representative of the underwriters of its over-allotment option and (ii) no exercise of the outstanding stock options described above.

SUMMARY OF FINANCIAL INFORMATION

The following tables set forth summary financial and other data for the periods ended and at the dates indicated below. Our summary balance sheet and statement of income data as of and for the years ended December 31, 2024, and 2023 have been derived from our audited financial statements included in this prospectus. The unaudited balance sheet data as of June 30, 2025 and statement of income data for the three and six months ended June 30, 2025 and 2024 have been derived from our unaudited interim financial statements, which are included elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

BALANCE SHEETS SUMMARY

	December 31, 2024	December 31, 2023
Total Assets	$6,445,520	$7,768,212
Total Liabilities	$4,595,248	$4,387,332
Total Stockholder’s Equity	$1,850,272	$3,380,880

Statement of Operations SUMMARY

	Year Ended December 31,
	2024	2023

Sales	$13,704,702	$15,410,827
Cost of sales	1,747,038	2,766,639
Selling, general, and administrative	7,542,742	6,173,689
Research and Development	5,683,836	4,014,016
Total Other Expense	29,241	74,156
Provision from income taxes	(600,477)	-
Net Income (Loss)	$(697,678)	$2,382,327
Earnings (Loss) per Share – Basic	$(7.78)	$26.63
Earnings (Loss) per Share – Diluted	$(7.78)	$24.94

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our shares of common stock. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition, and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Industry and Business

As an early stage company with dynamic growth, our historic performance is not necessarily an indication of future performance.

Since inception, our business has expanded organically through the delivery of enhanced solutions and expanded product offerings to our customers. Due to our limited operating history and evolving business, our ability to forecast future results of operations is limited and subject to several uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, and if our assumptions regarding these risks and uncertainties, which we use to plan our business, prove incorrect or we fail to address these risks effectively, our business could be adversely affected.

We may not be able to sustain our revenue growth rate in the future.

Although our revenue has increased in recent periods, there can be no assurances it will continue to grow or do so at current rates, and past performance should not be seen as an indicator of future results. Our revenue growth rate may decline in future periods due to various factors, such as increased competition, slowing demand for our platforms from existing and new customers, our failure to capitalize on growth opportunities, terminations of existing contracts by our customers, and the maturation of our business, among others. If our revenue growth rate declines, our business, financial condition, and results of operations could be adversely affected.

Historically, existing customers have expanded their relationships with us, which has resulted in a limited number of customers accounting for a substantial portion of our revenue. If existing customers do not make subsequent purchases or renew their contracts with us, or if our relationships with our largest customers are impaired or terminated, our revenue could decline, and our results of operations would be adversely impacted.

We derive a significant portion of our revenue from existing customers that expand their relationships with us. Increasing the size and number of the deployments of our existing customers is a major part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy. Our top three customers together accounted for 44% and 56% of our revenue for the years ended December 31, 2024, and 2023, respectively. Certain of our customers, including customers that represent a significant portion of our business, have in the past reduced their spending with us or terminated their agreements with us, which has reduced our anticipated future payments or revenue from these customers, and which has required us to refund some previously paid amounts to these customers. We cannot predict future demand from our larger customers for our software and services.

There are inherent risks when a large percentage of total revenues are concentrated with a limited number of customers, as this increases the risk of quarterly fluctuations in our operating results and heightens our sensitivity to any material adverse developments affecting those key customers. We cannot predict the future level of demand for our products that will be generated by these customers. The terms of our contracts with these significant customers generally allow them to unilaterally terminate the arrangement at any time, subject to notice and other provisions. The terms and conditions under which we do business generally do not include commitments by those customers to purchase any specific quantities of products from us or to renew their contracts after the initial period. Even when we enter into an arrangement under which a significant customer agrees to purchase an agreed portion of its product or service needs from us (provided we meet our contractual obligations), the arrangement often includes pricing schedules with substantial price concessions and does not guarantee expected purchase volumes. If any major customer faces declining or delayed sales due to market, economic, or competitive factors, we may be pressured to lower our prices or risk losing the customer. Any such development could have an adverse effect on our margins, financial position, sales, results of operations, and the trading price of our common stock. We cannot guarantee that our sales will not continue to be sufficiently concentrated among a limited number of customers.

While we generally offer contract terms up to 10 years in length, our customers sometimes enter into shorter-term contracts, such as 12 months, which may not provide for automatic renewal and may require customer to opt-in to extend the term. Our customers are not obligated to renew, upgrade, or expand their agreements after expiration. In addition, many of our customer contracts allow termination with little or no notice. If our customers terminate their contracts with us, whether for convenience, breach, or other contractual reasons, as applicable; if our customers elect not to renew their contracts with us; if our customers renew their contractual arrangements with us for shorter contract lengths; or if our customers otherwise seek to renegotiate terms of existing agreements on terms less favorable to us, our business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.

Our results of operations are likely to fluctuate significantly on a quarterly basis in future periods and may not fully reflect the underlying performance of our business, which makes our future results difficult to predict and could cause our results of operations to fall below expectations.

Our quarterly results of operations, including cash flows, have fluctuated significantly in the past and are likely to continue to do so in the future. Accordingly, the results of any one quarter should not be seen as indicative of future results. Our quarterly results, financial position, and operations are likely to fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may negatively impact the value of our common stock.

The timing of our sales cycles is unpredictable and is impacted by factors such as government budgeting and appropriation cycles, varying commercial fiscal years, and changing economic conditions. This can impact our ability to plan and manage margins and cash flows. Our sales cycles are often long, and it is difficult to predict exactly when, or if, we will make a sale with a potential customer. The loss or delay of one or more large sales transactions in a quarter would impact our results of operations and cash flow for that quarter and any future quarters in which revenue from that transaction is lost or delayed. In addition, downturns in new sales may not be immediately reflected in our revenue because we generally recognize revenue over the term of our contracts. The timing of customer billing and payment varies from contract to contract. A delay in the timing of receipt of such collections, or a default on a large contract, may negatively impact our liquidity for the period and in the future. Because a substantial portion of our expenses is relatively fixed in the short-term and requires time to adjust, our results of operations and liquidity would suffer if revenue falls below our expectations in a particular period.

Other factors that may cause fluctuations in our quarterly results of operations and financial position include, without limitation, those listed below:

●	The success of our sales and marketing efforts;

●	Our ability to increase our contribution margins;

●	The timing of expenses and revenue recognition;

●	The timing and amount of payments received from our customers;

●	Termination of one or more large contracts by customers, including for convenience;

●	The time and cost-intensive nature of our sales efforts and the length and variability of sales cycles;

●	The amount and timing of operating expenses related to the maintenance and expansion of our business;

●	The timing and effectiveness of new sales and marketing initiatives;

●	Changes in our pricing policies or those of our competitors;

●	The timing and success of new products, features, and functionality introduced by us or our competitors;

●	Cyberattacks and other actual or perceived data or security breaches;

●	Our ability to hire and retain employees, especially those in operations and maintenance of and the selling or marketing of our software, and to develop and retain talented sales personnel who are able to achieve desired productivity levels and provide sales leadership in growth areas;

●	Changes in the way we operate and maintain our platforms;

●	Changes in the competitive dynamics of our industry;

●	The cost of and potential outcomes of existing and future claims or litigation, which could have a material adverse effect on our business;

●	Changes in laws and regulations that impact our business, such as the Federal Acquisition Streamlining Act of 1994 (“FASA”);

●	The timing of expenses related to any future acquisitions; and

●	General economic, regulatory, and market conditions.

In addition, our contracts generally contain termination for convenience provisions, which may require us to refund prepaid amounts or forgo anticipated revenue if we fail to provide future services as anticipated. These factors make it difficult for us to accurately predict financial metrics for future periods.

The variability and unpredictability of our quarterly results of operations, cash flows, or other operating metrics could result in our failure to meet our expectations or those of analysts that may cover us or investors with respect to revenue or other key metrics for a particular period. If we fail to meet these expectations, our stock price may decline and we could face costly litigation, including securities class actions.

Our software is complex and may have a lengthy implementation process, and any failure of our software to satisfy our customers or perform as desired could harm our business, results of operations, and financial condition.

Our software and services are complex and are deployed in a wide variety of environments. Implementing our software can be a complex and lengthy process, as we often configure our software for each customer’s unique environment. Inability to meet the unique needs of our customers may result in customer dissatisfaction and/or damage to our reputation. Proper use of our software may also require customer training and ongoing technical support.

In addition, if our customers misuse our software correctly or as intended, inadequate performance or outcomes may result. It is possible that our software may also be intentionally misused or abused by customers or their employees, or third parties. Similarly, our software is sometimes used by customers with smaller or less sophisticated IT departments, potentially resulting in sub-optimal performance at a level lower than anticipated by the customer. Because our customers rely on our software to address important business goals and challenges, the improper use or configuration of our software, lack of effective training, or inadequate implementation or maintenance support may result in contract terminations or non-renewals, reduced customer payments, negative publicity, or legal claims against us. Furthermore, if there is substantial turnover of the company or customer personnel responsible for procurement and use of our software, our software may go unused or be adopted less broadly, and our ability to make additional sales may be substantially limited, which could negatively impact our business, results of operations, and growth prospects.

If we do not successfully develop and deploy new technologies to address the needs of our customers, our business and results of operations could suffer.

Our success has been based on our ability to design software that integrates large amounts of data to facilitate advanced data analysis, knowledge management, and decision support in real-time. We invest significant time and resources into developing new technologies and enhancing existing features to meet evolving customer needs. However, there is no guarantee that these enhancements or our new products will be compelling to our customers or gain market acceptance. If our research and development efforts do not align with customer demand or if we fail to develop our software in a timely and cost-effective manner, we may struggle to retain customers or drive new demand.

The introduction of new products by competitors or the development of new technologies to replace existing offerings could make our software obsolete or adversely affect our business, financial condition, and results of operations. We may face difficulties in software development, design, or marketing that could delay the release of new software or features. There can be no assurance that new software, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, any of which could harm our business. Moreover, the design and development of new software or new features and capabilities to our existing software may require substantial investment, and we cannot ensure that such investments will be successful. If customers do not widely adopt our new software, experiences, features, and capabilities, we may not be able to realize a return on our investment.

Our new and existing software and changes to our existing software could fail to attain sufficient market acceptance for many reasons, including:

●	our failure to predict market demand accurately in terms of product functionality and to supply offerings that meet this demand in a timely fashion;

●	product defects, errors, or failures, or our inability to satisfy customer service level requirements;

●	negative publicity or negative private statements about the security, performance, or effectiveness of our software or product enhancements;

●	delays in releasing to the market our new offerings or enhancements to our existing offerings;

●	introduction or anticipated introduction of competing software or functionalities by our competitors;

●	inability of our software or product enhancements to scale and perform to meet customer demands;

●	receiving qualified or adverse opinions in connection with security or penetration testing, certifications, or audits, such as those related to IT controls and security standards and frameworks or compliance;

●	poor business conditions for our customers, causing them to delay software purchases;

●	reluctance of customers to purchase proprietary software products; and

●	reluctance of customers to purchase products hosted by our vendors and/or service interruption from such providers.

If we are not able to continue to identify challenges faced by our customers and develop, license, or acquire new features and capabilities to our software in a timely and cost-effective manner, or if such enhancements do not achieve market acceptance, our business, financial condition, results of operations, and prospects may suffer and our anticipated revenue growth may not be achieved.

If we fail to manage future growth effectively, our business could be harmed.

Since our founding in 2015, we have experienced rapid growth. We operate in a growing market and have experienced, and may continue to experience, significant expansion. This growth has strained our resources, including employees, management systems, and finances, as we manage larger, more complex deployments. We have increasingly managed larger and more complex deployments of our software and services with a broader base of government and commercial customers. As we continue to grow, we face challenges of integrating, developing, retaining, and motivating our expanding workforce. In the event of continued growth, our operational resources, including IT systems, employee base, and internal controls and procedures, may not be adequate to support our operations and deployments. Managing our growth may require significant investments and management efforts. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition, and results of operations would be harmed. Further, we may continue to find it increasingly difficult to maintain the benefits of our traditional company culture, such as our ability to respond quickly to customers and avoid delays associated with a formal corporate structure, which could negatively affect our business performance or ability to hire or retain personnel.

In addition, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to uncertainties, including our ability to effectively plan for and model future growth. We have encountered, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency, or if we are not able to accurately forecast future growth, our business, financial condition, and results of operations would be harmed.

If we are unable to hire, retain, train, and motivate qualified personnel and senior management and deploy our personnel and resources to meet customer demand around the world, our business could suffer.

Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel. We are highly dependent on the contributions of our management team, including their customer relationships, expertise in science and technology, business development experience, and innovative management in both public and private sectors. Some of our executive officers and key personnel are at-will employees and may terminate their employment relationship with us at any time. The loss of the services of our key personnel and other executive officers, and our inability to find suitable replacements, could result in a decline in sales, delays in product development, and harm to our business and operations.

We have experienced and may continue to experience difficulty in hiring and retaining personnel with appropriate qualifications, and may not be able to fill positions in a timely manner or at all. Potential candidates may not view our compensation package, including equity awards, as favorably as those hired before our listing. In addition, our recruiting strategies may need to adapt to a changing candidate pool, and we may not be able to make these adjustments quickly. We may also incur significant costs to attract and recruit skilled personnel, and we may lose new personnel before we realize the benefit of our investment in recruiting and training them. As we move into new geographies, we will need to attract and recruit skilled personnel in those geographic areas, but we may face challenges competing with traditional local employers for talent. In addition, certain personnel may be required to receive various security clearances and substantial training to work on certain customer engagements or to perform certain tasks. Necessary security clearances may be delayed or unsuccessful, which may negatively impact our ability to perform on our U.S. and non-U.S. government contracts in a timely manner or at all. Our success depends on our ability to effectively source and staff people with the right mix of skills and experience. If we are unable to effectively utilize our personnel on a timely basis to fulfill the needs of our customers, our business could suffer.

We face intense competition for qualified personnel, especially software engineers and data scientists, in major U.S. markets, where a large portion of our personnel are based. We incur costs related to attracting, relocating, and retaining qualified personnel in these highly competitive markets, including leasing real estate in prime areas in these locations. Many of the companies with which we compete for qualified personnel have greater resources. If we fail to attract new personnel or to retain our current personnel, our business and operations could be harmed.

We seek to retain and motivate existing personnel through our compensation practices, company culture, and career development opportunities. This may require significant investments in cash and equity, which we may never realize returns on these investments. If the perceived value of our equity awards declines, or if the mix of equity and cash compensation we offer is less attractive than that of our competitors, it may adversely affect our ability to recruit and retain highly skilled personnel. Employees may also be more likely to leave us if their stock or equity awards have either significantly appreciated or lost value. In addition, employees receiving substantial proceeds from selling our stock after this offering could become less motivated to stay. Any of these factors could harm our business, financial condition, and results of operations.

If we are unable to successfully deploy our marketing and sales organization in a timely manner, or at all, or to successfully hire, retain, train, and motivate our sales personnel, our growth could be adversely impacted.

We currently have a growing, but limited, direct sales force, and our sales efforts have historically depended on the significant direct involvement of our senior management team. The successful execution of our strategy to increase our sales to existing customers, engage new customers, and enter new markets will depend, among other things, on our ability to build and expand our sales organization and operations. Recruiting, training, and managing sales personnel requires significant time, expense, and involvement from senior management and other key personnel, which could adversely impact our business, financial condition, and results of operations in the short and long term.

In order to successfully scale our sales model, we must continue to increase the size of our direct sales force, both in the United States and outside of the United States, to generate additional revenue from new and existing customers while maintaining our culture and mission. If we do not hire enough qualified sales personnel, our future revenue growth and business could be adversely impacted. It may take a significant period of time before our sales personnel are fully trained and productive, and there is no guarantee we will be successful in adequately training and effectively deploying our sales personnel. In addition, we may need to invest significant resources to enable our sales organization to run effectively and efficiently, including supporting sales strategy planning, sales process optimization, data analytics and reporting, and administering incentive compensation arrangements. Furthermore, hiring personnel in new countries requires additional setup and upfront costs that we may not recover if those personnel fail to achieve full productivity in a timely manner. Our business would be adversely affected if our efforts to build, expand, train, and manage our sales organization are not successful. We periodically adjust our sales structure in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels, and other internal and external considerations, and any such sales organization changes may temporarily reduce productivity and negatively affect our rate of growth. Additionally, any changes in sales compensation structures may be disruptive or ineffective. If we are unable to attract, hire, develop, retain, and motivate qualified sales personnel, if our new sales personnel are unable to achieve sufficient sales productivity levels, if our marketing programs are not effective or if we are unable to effectively build, expand, and manage our sales organization and operations, our sales and revenue may grow more slowly than expected or materially decline, and our business may be significantly harmed.

Our ability to sell our software to customers depends on the quality of our offerings, and our failure to maintain the quality of our offerings could have a material adverse effect on our sales and results of operations.

Once our software is deployed and integrated with our customers’ existing information technology investments, our customers depend on our support to resolve any product-related issues. As our software becomes increasingly deployed in large-scale, complex technological environments, our future success will depend on our ability to increase sales of our products within these settings. Our ability to provide timely, efficient, and scalable support may depend in part on our customers’ environments and their ability to maintain and/or modernize their IT infrastructure.

The number of our customers has grown significantly, and increased demand may strain our services teams, and we may not be able to scale quickly enough to meet short-term spikes in demand. In addition, as we continue to grow our operations and expand outside of the United States, we need to be able to provide efficient services that meet our customers’ needs globally at scale, and our services teams may face additional challenges, including those associated with operating the software and delivering support, training, and documentation in multiple languages and providing services across expanded time zones. Failing to do so may hinder our growth, we may need to hire additional service personnel, which could negatively impact our business, financial condition, and results of operations.

Our customers often require proper training to fully realize the benefits and the full potential of our software. If we fail to effectively deploy, update, or upgrade our products, help our customers resolve post-deployment issues, and provide effective ongoing support, it could hinder our ability to sell additional products, damage our reputation, and lead to negative publicity. Many enterprises and government customers require higher levels of services than smaller customers, and failure to meet their requirements could impact our efforts to expand within this segment. As a result, our failure to maintain high-quality services may have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

If we are not able to grow, maintain, and enhance our brand and reputation, along with the impact of inaccurate and damaging media coverage, our relationships with our customers, partners, and employees may be harmed, and our business and results of operations may be adversely affected.

We believe that growing, maintaining, and enhancing our brand identity and reputation is essential to attracting and retaining customers, partners, investors, and employees. The successful promotion of our brand depends upon our ability to continue to offer high-quality software, maintain strong relationships with our customers, the community, and others, while successfully differentiating our software from that of our competitors. Unfavorable media coverage may adversely affect our brand and reputation. We anticipate that as our market becomes increasingly competitive, maintaining our brand may become more challenging and costly. Brand promotional activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building our brand and reputation. If we fail to strengthen our brand or are unable to sell legacy products under our name, we may struggle to attract key stakeholders, grow our business, or maintain pricing power, all of which could adversely impact our business, financial condition, results of operations, and growth prospects. Additionally, despite our internal efforts to the contrary, we cannot guarantee that our customers will not ultimately use our software for purposes inconsistent with our company values, and such uses may harm our brand and reputation.

Publicly available information regarding our business has historically been limited, in part due to the sensitivity of our work with customers or contractual restrictions that prevent public disclosure of certain customer relationships and activities. As our business and interest in the broader tech industry have grown, we may attract significant attention from news and social media outlets, including unfavorable coverage or unauthorized coverage. This coverage may include inaccurate or misleading reports about our leadership, employees, or the nature of our work, as well as unfounded speculation. If such coverage contains or relies on damaging or incomplete information, it could harm our reputation with customers, employees, and investors, and adversely affect our business, financial condition, results of operations, and growth prospects. In addition, our relationships with government customers and customers engaged in certain sensitive industries may result in public criticism, including political and social activists, and unfavorable coverage in the media. Criticism of such relationships could potentially engender dissatisfaction among potential and existing customers, investors, and employees with how we address political and social concerns in our business activities. Actions we take in response to the activities of our customers, such as terminating our contracts or refusing a particular product use case, could harm our brand and reputation. In either case, the resulting harm to our reputation could cause certain customers to cease doing business with us, impair our ability to attract new customers or expand our relationships with existing customers, diminish our ability to hire or retain employees, undermine our standing in professional communities, or prompt us to cease doing business with certain customers. Any of these factors could adversely impact our business, financial condition, and results of operations.

Our pricing for our software and services may change to address market conditions.

We expect that we may need to adjust our pricing model in response to general economic conditions, competitor pricing, customer budgets, pricing studies, or how customers use our products and services. Entering new markets may also require tailored pricing strategies. In addition, as competitors introduce new products or services or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our software to larger organizations, these larger organizations may demand substantial price concessions, and government contracts may require compliance with specific pricing guidelines. If we fail to modify or develop pricing strategies that are attractive to existing and prospective customers, while enabling us to significantly grow our sales and revenue relative to our associated costs and expenses, our business, financial condition, and results of operations may be adversely impacted.

Certain estimates of market opportunity included in this prospectus may prove to be inaccurate.

This prospectus includes our internal estimates of the addressable market for our software and services. These estimates, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions that may not prove to be accurate. The estimates in this prospectus relating to the size of our target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this prospectus, our business could fail to successfully compete in such markets.

We face intense competition in our markets, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets for our software are very competitive, and we expect such competition to continue or increase in the future. A significant number of companies are developing products that currently, or in the future may, compete with some or all aspects of our proprietary software. We may not be successful in convincing our potential customers to deploy our software in lieu of existing software solutions or in-house software development projects preferred by internal IT teams or other competitors. In addition, our competitors include large enterprise software companies, government contractors, and system integrators, and we may face competition from emerging companies as well as established companies entering this market. To remain competitive, we may need to make substantial investments in our research, development, services, marketing, and sales functions in order to respond to competition, and there can be no assurance that we will be able to compete successfully in the future. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

●	greater name recognition, longer operating histories, and larger customer bases;

●	larger sales and marketing budgets and resources, and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

●	broader, deeper, or otherwise more established relationships with technology, channel, and distribution partners, and customers;

●	wider geographic presence or greater access to larger potential customer bases;

●	greater focus on specific geographies;

●	lower labor and research and development costs;

●	larger and more mature intellectual property portfolios; and

●	substantially greater financial, technical, and other resources to provide services, to make acquisitions, and to develop and introduce new products and capabilities.

In addition, some of our larger competitors have substantially broader and more diverse products and services, allowing them to leverage their relationships with distribution partners and customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages customers from purchasing our software, including by selling at zero or negative margins, product bundling, or offering closed technology platforms. Some customers may also prefer to purchase from their existing provider regardless of software performance or features. As a result, even if the features of our software offer unique advantages, customers may not purchase our software. If we are unable to sufficiently differentiate our software through functionality, performance, or value, we may see a decrease in demand for our offerings. Additionally, innovative start-up companies and larger companies investing heavily in research and development may introduce products that have greater performance or functionality, are easier to implement or use, incorporate new technological advances, or implemented or may invent similar or superior software that competes with our software. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources.

Some of our competitors have made or could make acquisitions of businesses that allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions, our current or potential competitors may be able to accelerate the adoption of new technologies, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and expand their offerings more quickly than we do. These competitive market pressures, or our failure to compete effectively, may result in fewer orders, reduced revenue and margins, and loss of market share. It is also possible that industry consolidation may cause customers to question the viability of smaller or mid-sized software firms, making them less likely to purchase from us.

We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires costly actions, our business, financial condition, and results of operations could be adversely affected. In addition, our competitors may have an entirely different pricing or distribution model. Increased competition could result in fewer customer orders, price reductions, reduced margins, and loss of market share, any of which could harm our business and results of operations.

We may not enter into relationships in select countries or with potential customers if their activities or objectives are inconsistent with our mission or values. We generally do not enter into business with customers or governments whose positions or actions we consider inconsistent with our mission to support Western liberal democracy and its strategic allies. Our decisions not to enter into these relationships may not produce the long-term financial benefits and results that we expect. Although we endeavor to do business with customers and governments that are aligned with our mission and values, we cannot predict how the activities and values of our government and private sector customers will evolve over time, and they may evolve in a manner inconsistent with our mission.

Joint ventures, channel sales relationships, platform partnerships, strategic alliances, or subcontracting opportunities may have a material adverse effect on our business, results of operations, and prospects.

We expect to continue to enter into joint ventures, channel sales relationships, platform partnerships, or strategic alliances as part of our long-term business strategy. Joint ventures, platform partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, they may expose us to unexpected liabilities, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours. Entry into these partnerships now or in the future may be subject to government regulation, including review by U.S. or foreign government entities related to foreign direct investment. Such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy.

As our joint ventures, channel sales relationships, platform partnerships, and strategic alliances come to an end, we may be unable to renew or replace them on comparable terms, or at all. These partners may be required to undertake some portion of sales, marketing, implementation services, engineering services, or software configuration that we would otherwise provide. In such cases, our partner may be less successful than we would have otherwise been absent the arrangement. In the event we enter into an arrangement with a particular partner, we may be less likely or unable to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. Our interests may not always align with those of our joint venture or strategic partners, which may affect our ability to successfully collaborate with a given partner. Similarly, one or more of our partners may independently suffer a bankruptcy or other economic hardship that negatively affects their ability to continue as a going concern or perform their obligations under the arrangement. In addition, customer satisfaction with our products provided in connection with these arrangements may be less favorable than anticipated, and some of our strategic partners may offer competing products and services or work with our competitors. As a result of these and other factors, many of the companies with which we have partnerships may choose to pursue alternative technologies and develop alternative products in addition to or in lieu of our platforms, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure that these relationships will result in increased customer usage of our platforms or increased revenue, and any negative impact on a partner’s brand or products could affect our outcomes in those markets.

In addition, some of our sales to government entities have been made, and in the future may be made, indirectly through our channel partners. Government entities may have statutory, contractual, or other legal rights to terminate contracts with our channel partners for convenience or due to a default, and, in the future, if the portion of government contracts that are subject to renegotiation or termination, our future results could be negatively impacted. In the event of such termination, it may be difficult for us to arrange for another channel partner to sell our products in a timely manner, and we could lose sales opportunities during the transition. Government entities routinely audit government contractors’ administrative processes, and any unfavorable audit could result in the government entity refusing to renew its subscription for our software, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities. Further, winding down joint ventures, channel sales relationships, platform partnerships, or other strategic alliances can result in additional costs, litigation, and negative publicity. Any of these events could adversely affect our business, financial condition, results of operations, and growth prospects.

If we are not successful in executing our strategy to increase our sales to larger customers, our results of operations may suffer.

An important part of our growth strategy is to increase sales of our software to large enterprises and government entities, which can involve greater risks than sales to small or mid-sized commercial customers. These risks may include greater leverage held by large customers in negotiating contractual arrangements with us, changes in key decision makers within these organizations that may negatively impact our ability to negotiate in the future, concerns from customers’ IT departments about losing internal control, and the potential for investing resources in prospects that do not convert. Large customers may also impose more stringent contract terms, including stricter service response times, increased penalties for non-compliance. In addition, we may face competition from larger competitors, such as defense contractors, system integrators, or large software companies that traditionally target large enterprises and government entities with existing commitments. Further, large enterprises and government entities often undertake a significant evaluation process that results in a lengthy sales cycle, requiring approvals of multiple management personnel and more technical personnel than would be typical of a smaller organization.

Finally, large enterprises and government entities typically (i) have longer implementation cycles, (ii) require greater product functionality and scalability and a broader range of services, (iii) demand that vendors take on a larger share of risks, (iv) sometimes require acceptance provisions that can lead to a delay in revenue recognition, (v) typically have more complex IT and data environments, and (vi) expect greater payment flexibility from vendors. Customers, and sometimes we, may also engage third parties to be the users of our software, which may result in contractual complexities and risks, require additional investment in time and human resources to train the third parties, and allow them (who may be engaging in various competitive activities) to influence our customers’ perception of our software. All these factors can add further risk to business conducted with these customers. If sales expected from a large customer for a particular quarter are not realized in that quarter or at all, our business, financial condition, results of operations, and growth prospects could be materially and adversely affected.

If the market for our software and services develops more slowly than we expect, our growth may slow or stall, and our business, financial condition, and results of operations could be harmed.

The market for our software is rapidly evolving, and our future success will depend in large part on the growth and expansion of this market, which is difficult to predict and relies on a number of factors. Factors influencing this growth include customer adoption and demand, changing customer needs, competitive products, and customers’ willingness to invest in new software after significant prior investments in legacy data collection, storage, and processing software. The estimates used to calculate our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the organizations covered by our market opportunity estimates will pay for our software at all or generate any particular level of revenue for us. Even if the market meets the size estimates and growth forecasts, we may not achieve expected growth due to factors beyond our control, including increased competition in our industry. Further, if we or other data management and analytics providers experience security incidents, loss of or unauthorized access to customer data, disruptions in delivery, or other problems, this market as a whole, including our software, may be negatively affected. If our solutions fail to achieve widespread adoption, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing products, decreases in corporate spending, or if the market develops but we are unable to continue to penetrate it due to the cost, performance, and perceived value associated with our software, our revenue and overall business performance could be adversely affected.

In the future, we may not be able to secure the financing necessary to operate and grow our business as planned, or to make acquisitions.

In the future, we may seek to raise or borrow additional funds to expand our business development efforts, make acquisitions, or otherwise fund or grow our business and operations. As of December 31, 2024, and 2023, we had approximately $0.4 million and $0 of indebtedness, respectively. Although we currently anticipate that our existing cash and cash equivalents will be sufficient to meet our cash needs for the next 6 months, additional funds may be required if our commercial sales do not develop as quickly as planned. If we require additional financing, we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our stockholders may experience significant dilution of their ownership interests. If adequate funds are not available on acceptable terms, or at all, we may be unable to, among other things:

●	develop new products, features, capabilities, and enhancements;

●	continue to expand our product development, sales, and marketing organizations;

●	hire, train, and retain employees;

●	respond to competitive pressures or unanticipated working capital requirements; or

●	pursue acquisition or other growth opportunities.

Our inability to take any of these actions because adequate funds are not available on acceptable terms could have an adverse impact on our business, financial condition, results of operations, and growth prospects.

We may need to raise additional capital, which may not be available on favorable terms, if at all, and which may cause dilution to stockholders, restrict our operations, or adversely affect our ability to operate our business.

Our ability to raise additional capital may be significantly affected by general market conditions, the market price of our common stock, our financial condition, uncertainty about the future commercial success of our products, regulatory developments, the status and scope of our intellectual property, any ongoing arbitration or litigation, our compliance with applicable laws and regulations and other factors, many of which are outside our control. If we are unable to obtain needed financing on acceptable terms, or otherwise, we may not be able to implement our business plan, which could have a material adverse effect on our business, financial condition, and results of operations, including a decline in the trading price of our common stock. Any additional equity financings could result in additional dilution to our then existing stockholders. In addition, we may enter into additional financings that restrict our operations or adversely affect our ability to operate our business and, if we issue equity, debt or other securities to raise additional capital or restructure or refinance our existing indebtedness, the new equity, debt or other securities may have rights, preferences and privileges senior to those of our existing stockholders.

Our ability to pay interest and principal on any indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, any indebtedness depends on our financial performance and prevailing economic conditions. Certain of these financial and business factors, many of which may be beyond our control, are described above. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, raise additional equity capital, or restructure our debt. There is no assurance that such alternative measures may be successful or permitted under the agreements governing our indebtedness, and, as a result, we may not be able to meet our scheduled debt service obligations. Even if successful, actions taken to improve short-term liquidity to meet our debt service and other obligations could harm our long-term business prospects, financial condition, and results of operations. In addition, we cannot guarantee that we will be able to refinance our indebtedness or obtain additional financing on satisfactory terms or at all, due to factors like existing asset guarantees, our level of indebtedness, and the debt incurrence restrictions imposed by the agreements governing our indebtedness. Changes in economic conditions or credit markets could further limit access to financing or increase its cost.

We may acquire or invest in companies and technologies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or investments.

As part of our business strategy, we have engaged in strategic transactions in the past and expect to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We may also enter into relationships with other businesses to expand our products or our ability to provide services. An acquisition, investment, or business relationship may result in unforeseen risks, operating difficulties, and expenditures, including the following:

●	an acquisition may negatively affect our financial results by requiring us to take on significant debt or liabilities, incur changes, face adverse tax consequences or unfavorable accounting treatment, be exposed to third-party claims, or fail to generate sufficient financial return that justify the associated costs;

●	costs and potential difficulties associated with the requirement to test and assimilate the internal control processes of the acquired business;

●	we may encounter difficulties or unforeseen expenditures assimilating or integrating the businesses, technologies, infrastructure, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us or if we are unable to retain key personnel, if their technology is not easily adapted to work with ours, or if we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise;

●	we may not realize the expected benefits of the acquisition;

●	an acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

●	an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

●	the potential impact on relationships with existing customers, vendors, and distributors as business partners as a result of acquiring another company or business that competes with or otherwise is incompatible with those existing relationships;

●	the potential that our due diligence of the acquired company or business does not identify significant problems or liabilities, or that we underestimate the costs and effects of identified liabilities;

●	exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to claims from former employees, customers, or other third parties, which may differ from or be more significant than the risks our business faces;

●	potential goodwill impairment charges related to acquisitions;

●	we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

●	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

●	an acquisition may require us to comply with additional laws and regulations, or to engage in substantial remediation efforts to cause the acquired company to comply with applicable laws or regulations, or result in liabilities resulting from the acquired company’s failure to comply with applicable laws or regulations;

●	our use of cash to pay for an acquisition would limit other potential uses for our cash;

●	if we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business, as well as financial maintenance covenants; and

●	to the extent that we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted, and earnings per share may decrease.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, and financial condition. Moreover, we cannot assure you that we would not be exposed to unknown liabilities.

Unfavorable conditions in our industry or the global economy, or reductions in IT spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for our platform. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the global economy or individual markets, including changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, Europe, Australia, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including spending on IT and negatively affect our business. Political and military events in Ukraine, including the ongoing tensions and state of war between Ukraine and Russia, poor relations between the United States and Russia, and sanctions by the international community against Russia or separatist areas of Ukraine, may also have an adverse impact on our employees, customers, partners, and vendors. In turn, any of these may adversely impact our ability to grow our business and negatively affect our results of operations.

Significant political, trade, regulatory developments, and other circumstances beyond our control could have a material adverse effect on our financial condition or results of operations.

Significant political, trade, or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from the change in U.S. federal administration, are difficult to predict and may have a material adverse effect on us. Similarly, changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, during the prior Trump administration, increased tariffs were implemented on goods imported into the U.S., particularly from China, Canada, and Mexico. Historically, tariffs have led to increased trade and political tensions between not only the U.S. and China, but also between the U.S. and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including, but not limited to, U.S. and China trade policies, could have a material adverse effect on our financial condition or results of operations.

We use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We incorporate AI solutions into our platform, services, and features, and these applications are important in our operations. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. Our use of AI and machine learning is subject to risks related to flaws in our algorithms and datasets that may be insufficient or contain biased information. The development of AI technologies is complex, and there are challenges associated with achieving the desired level of accuracy, efficiency, and reliability. The algorithms and models used in our AI systems may have limitations, including biases, errors, or an inability to handle certain data types or scenarios. There is a risk of system failures, disruptions, or vulnerabilities that could compromise the integrity, security, or privacy of our platform. These failures could result in reputational damage, legal liabilities, or loss of user confidence, which could materially affect our business.

AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test, and maintain our platform, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

Legislative and governmental activity in the privacy area may result in new laws or regulations that are applicable to us and that may hinder our business, for example, by restricting use or sharing of patient data, limiting our ability to provide certain data to our customers, limiting our ability to develop or modify our AI systems, or otherwise regulating AI and machine learning, including the use of algorithms and automated processing in ways that could materially affect our business, or which may lead to significant increases in the cost of compliance.

Risks Related to Intellectual Property, Information Technology, Data Privacy, and Security

If our systems, our customers’ environments, or third-party systems we rely on are breached or if unauthorized access to sensitive data occurs, it could harm public perception of our software, result in business losses, and expose us to liability.

Our success depends on maintaining strong data security for our software and services. Because our software is used by our customers to store, transmit, index, or otherwise process and analyze large data sets that often contain proprietary, confidential, and/or sensitive information (including in some instances personal or identifying information and personal health information), our software is perceived as an attractive target for attacks by computer hackers or others seeking unauthorized access, and our software faces threats of unintended exposure, exfiltration, alteration, deletion, or loss of data. Additionally, many customers rely on our software for mission-critical functions and have a low tolerance for security vulnerabilities, increasing the potential impact of any breach.

We rely on third-party technology, infrastructure, and software applications to support certain key software features or functions of our business, including our cloud-based services, customer relationship management activities, billing and order management, and financial accounting services. Additionally, we rely on computer hardware to deliver our software and services. We do not have control over the operations of the facilities of the third parties that we use, and any disruptions, security issues, or performance deficiencies in these services could impair our systems and negatively impact our software performance, customer experience, and overall operations.

We and the third-party vendors we rely on may in the future experience cybersecurity threats, including threats or attempts to disrupt our information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. These threats may include cyberattacks (including computer viruses, malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Such attacks or security breaches may be perpetrated by internal bad actors, such as employees or contractors, or by third parties (including traditional computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threats are constantly evolving and increasingly sophisticated, often involving social engineering and other complex techniques that are difficult to detect or defend against. Because the techniques used to obtain unauthorized access change frequently and generally are often identified only after an attack, we and our third-party vendors may be unable to anticipate these techniques or implement adequate preventative measures. Although prior cyberattacks directed at us have not had a material impact on our financial results, and we are continuing to bolster our threat detection and mitigation processes and procedures, we cannot guarantee that future cyberattacks, if successful, will not have a material impact on our business or financial results. While we have security measures in place to protect our information and our customers’ information and to prevent data loss and other security breaches, we have not always been able to do so and there can be no assurance that we will be able to anticipate or prevent security breaches or unauthorized access of our information technology systems or the information technology systems of the third-party vendors upon which we rely. Despite our implementation of network security measures and internal information security policies, data stored on personnel computer systems is also vulnerable to similar security breaches, unauthorized tampering, or human error.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of data, including personal data. In addition, most of our customers, including U.S. government customers, contractually require us to notify them of data security breaches. If an actual or perceived breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may face direct or indirect liability, costs, contract termination, and reputational harm. Such events may also impact our ability to attract new customers and could materially and adversely affect our business, financial condition, and results of operations.

Unauthorized access to our or our third-party vendors’ information technology systems or data or other security breaches could result in the loss of information; significant remediation costs; litigation, disputes, regulatory action, or investigations that could result in damages, material fines, and penalties; indemnity obligations; interruptions in the operation of our business, including our ability to provide new product features, new software, or services to our customers; damage to our operation technology networks and information technology systems; and other liabilities. Remediation efforts may not be successful, and any or all of these perceived incidents could hinder our ability to obtain and maintain required or desirable cybersecurity certifications, and result in reputational damage, any of which could materially adversely affect our results of operations, financial condition, and future prospects. There can be no assurance that any limitations of liability provisions in our license arrangements with customers or in our agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect us from any such liabilities or damages with respect to any claim.

We maintain cybersecurity insurance and other types of insurance, subject to applicable deductibles and policy limits, but our insurance may not be sufficient to cover all costs, claims, or liabilities associated with a potential data security incident. In addition, our insurance may not protect us against all claims and losses related to our software or a data security incident due to specified exclusions, deductibles, and material change limitations, and it may be difficult to insure against certain risks. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our financial condition.

Our software contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

Our software is distributed with software licensed by its authors or other third parties under “open source” licenses. Some of which may require us to make available source code for modifications or derivative works and license these under the same terms, granting third parties certain rights of further use. If we combine our proprietary software with open-source software in certain ways, we may be required to release our proprietary source code under open-source licenses. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide updates, warranties, support, indemnities, assurances of title, or controls on origin of the software. Additionally, some open-source projects may have known security vulnerabilities or architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis.

Although we have established processes in place to mitigate these risks, including a review process for screening requests for the use of open-source software, we cannot guarantee that all open-source software is submitted for approval prior to use in our software or that such software tools will be effective. Open-source license terms may be ambiguous, and many associated risks cannot be eliminated, potentially negatively impacting our business if not properly addressed. If we were found to have inappropriately used open-source software, we may be required to re-engineer our software, release proprietary source code, or discontinue the sale of our software in the event re-engineering could not be accomplished on a timely basis. Such actions could divert resources and negatively impact our business, operations, financial condition, and growth prospects. In addition, if the open-source software we use is no longer maintained, it may be more difficult to make the necessary revisions to our software, including modifications to address security vulnerabilities, which could impact our ability to mitigate cybersecurity risks or fulfill contractual obligations to our customers. We may also face claims seeking to enforce open-source license terms, including demands to release the open-source software, derivative works, or proprietary source code developed using such software. Such claims, regardless of merit, could lead to costly litigation, divert resources, or require us to modify our software, potentially harming our business.

Additionally, we have intentionally made certain proprietary software available on an open-source basis, both by modifying existing projects and by making certain internally developed tools available pursuant to open-source licenses, and we plan to continue to do so in the future. While we have established procedures in place to protect competitively sensitive code, we cannot guarantee consistent application. Even when applied, because any software source code we contribute to open-source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, allowing potential competitors to sue it for competitive or unintended purposes.

Many of these risks associated with usage of open-source software could be difficult to eliminate or manage, and could, if not properly addressed, negatively affect the performance of our offerings and our business.

Real or perceived errors, failures, defects, or bugs in our software could adversely affect our results of operations and growth prospects.

Given the complexity of our software, undetected issues may arise, especially with new features, versions, or infrastructure updates. Our software are often deployed in large-scale environments with diverse configurations, which may cause errors or failures in our software or may expose undetected errors, failures, or bugs in our software. Despite our testing, some defects may not be found in new software or releases until after commencement of commercial shipments. In the past, errors have affected the performance of our software and can also delay the development or release of new software or capabilities or new versions of software, adversely affect our reputation, and potentially reducing demand for our software.

Many of our customers use our software in applications that are critical to their businesses or missions and may have a lower risk tolerance to defects in our software than to defects in other, less critical, software products. Delays or errors in releasing new software or versions, or allegations of poor performance, defects, or failures in released software, could result in revenue or market share loss, higher service costs, significant redesign expenses, loss of key customers, potential liability for damages, and diversion of resources. Any of these outcomes could materially and adversely impact our business, operating results, and financial condition.

In addition, our software could be perceived to be ineffective for a variety of reasons outside of our control, such as hackers bypassing security measures or customers misusing our software, resulting in a security breach or perceived product failure. Any real or perceived errors, failures, or bugs in our software and services, or dissatisfaction with our services and outcomes, could result in customer terminations and/or claims by customers for losses sustained. In such an event, we may need, for customer relations or other reasons, to invest additional resources to address these issues. While our customer agreements contain limitation of liability provisions, they may not always be enforceable or sufficient in some circumstances. The sale and support of our products carry risks of product liability claims. Although we maintain insurance to protect against certain claims associated with the use of our software and services, our insurance coverage may not adequately cover all claims and liabilities. In addition, our insurance may not protect us against all losses due to specified exclusions, deductibles, and material change limitations, and it may be difficult to insure against certain risks. Even claims that ultimately are unsuccessful could divert resources and management time.

Further, our software integrates a wide variety of other elements and must successfully interoperate with products from other vendors and our customers’ internally developed software, which can make it difficult to identify the source of issues when problems arise. We may be blamed for security or compliance failures caused by other vendors’ and customers’ systems. The occurrence of software errors in data, whether or not caused by our software, could delay or reduce market acceptance of our software and have an adverse effect on our business and financial performance, and any necessary revisions may incur significant expenses. If an actual or perceived breach occurs in one of our customers’ systems, regardless of whether the breach is attributable to our software, the market perception of the effectiveness of our software could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our business, financial condition, results of operations, and growth prospects.

Issues in the use of artificial intelligence (“AI”) in our software may result in reputational harm or liability.

AI is enabled by or integrated into some of our software and is a significant and potentially growing element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-user of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. Though our technologies and business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, privacy, employment, or other social issues, we may experience brand or reputational harm.

Our policies regarding confidential customer information and support for individual privacy and civil liberties could cause us to experience adverse business and reputational consequences.

We strive to protect our customers’ confidential information and individuals’ privacy consistently in accordance with applicable laws. Government entities may occasionally request customer information or modifications to our software to enable access or monitoring. In light of our confidentiality and privacy commitments, we may legally challenge such requests to uphold our privacy commitments. To the extent that we do not provide assistance to or comply with requests from government entities, or if we challenge those requests publicly or in court, we may experience adverse political, business, and reputational consequences among certain customers or portions of the public. Conversely, to the extent that we do provide such assistance or do not challenge those requests publicly in court, we may experience adverse political, business, and reputational consequences from other customers or portions of the public arising from concerns over privacy or the government’s activities.

Failure to adequately obtain, maintain, protect, and enforce our intellectual property and other proprietary rights could adversely affect our business.

Our success and ability to compete depend in part on our ability to protect our proprietary methods and technologies in the United States and other jurisdictions outside the United States. Despite our efforts, third parties may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights.

We have devoted substantial resources to the development of our proprietary software. To protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, consultants, and third parties. These agreements may not effectively prevent unauthorized disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights or develop similar technologies and processes.

We rely on the availability of third-party technology license, and if we are unable to maintain or secure them on reasonable terms, it could lead to errors or delays in our software and service implementation.

Our software may include intellectual property licensed from third parties, and we may need to renew or seek new licenses for existing or new software in the future. There can be no assurance that the necessary licenses would be available on commercially acceptable terms, if at all. Third parties may choose to terminate or renew them for a variety of reasons, including actual or perceived failures or breaches of security or privacy, or reputational concerns. In addition, we may be subject to liability if third-party software that we license is found to infringe, misappropriate, or otherwise violate the intellectual property or privacy rights of others. The inability to obtain certain third-party licenses or the need to engage in litigation regarding these matters could result in product roll-backs, delays in product releases until equivalent technology can be identified, licensed, or developed and integrated into our software, and may have a material adverse effect on our business, financial condition, and results of operations. Moreover, the use of nonexclusive third-party components may limit product differentiation and our ability to maintain service levels.

In addition, any data that we license from third parties for potential use in our software may contain errors or defects, which could negatively impact the analytics that our customers perform on or with such data. This may have a negative impact on how our software is perceived by our customers and could materially damage our reputation. Changes in or the loss of third-party licenses could lead to our software becoming inoperable or the performance of our software being materially reduced, resulting in our potentially needing to incur additional research and development costs to ensure continued performance of our software or a material increase in the costs of licensing, and we may experience decreased demand for our software.

We may in the future be subject to intellectual property rights claims, which are extremely costly to defend, could require us to pay significant damages, and could limit our ability to use certain technologies.

Our success depends on operating without infringing, misappropriating, or otherwise violating the intellectual property or other proprietary rights of third parties. The software industry frequently faces intellectual property litigation, and many companies, including our competitors and patent assertion entities, hold extensive intellectual property portfolios and have aggressively enforced their rights. Such litigation may also involve non-practicing patent assertion entities who use their patents to extract license fees by threatening costly litigation or that have minimal operations or relevant product revenue, and against whom our patents may provide little or no deterrence or protection. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any jurisdiction in which we operate may compromise our ability to enforce our rights. Enforcing our proprietary rights may require costly litigation, and inadequate protection could diminish the value of our software, brand, and intangible assets. We may also face intellectual property infringement claims, which could be expensive and time-consuming, divert management’s attention, and result in significant liability or the need to rebrand our software.

While we have not received any notices to date, we may receive notices in the future that claim we have infringed, misappropriated, misused, or otherwise violated other parties’ intellectual property rights. As we become exposed to greater visibility, we face a higher risk of being the subject of intellectual property infringement, misappropriation, or other violation claims, which is not uncommon with respect to software technologies. There may be third-party intellectual property rights, including patents and trademarks, that cover significant aspects of our technologies, business methods, or the products and services we offer in certain regions. We may face increased risk of intellectual property claims due to acquisitions or the integration of open source and other third-party software, as we have less visibility into the development process and safeguards against infringement or misappropriation risks.

In addition, former employers of our current, former, or future employees may assert claims that such employees have improperly disclosed to us confidential or proprietary information of these former employers. Any intellectual property claims, with or without merit, are difficult to predict, could be time-consuming and expensive to settle or litigate, could divert our management’s attention and other resources, and may not be covered by our insurance. They may result in significant liability for damages, potentially including treble damages if we are found to have willfully infringed a third party’s intellectual property rights. These claims could also result in our having to stop using technology, branding, or marks found to be in violation of a third party’s rights, and any necessary rebranding could result in the loss of goodwill. If we can’t secure necessary licenses or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our software or features, we could lose existing customers, and we may be unable to compete effectively.

Further, some of our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of third-party claims of intellectual property infringement, misappropriation, or other violations of intellectual property rights, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, or other contractual obligations. Large indemnity payments could harm our business, financial condition, and results of operations. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Risks Related to Regulation and Compliance

Our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.

We are subject to a variety of local, state, national, and international laws and directives and regulations in the United States and abroad that involve matters central to our business, including privacy and data protection, data security, data storage, retention, transfer, and deletion, technology protection, and personal information. Foreign data protection, data security, privacy, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations, which, depending on the regime, may be enforced by private parties or government entities, are constantly evolving and can be subject to significant change, and they are likely to remain uncertain for the foreseeable future. In addition, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving software and technology industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.

The California state legislature passed the California Consumer Privacy Act (the “CCPA”) in 2018 and took effect January 1, 2020. The CCPA requires covered businesses that process personal information of California residents to disclose their data collection, use, and sharing practices. Further, the CCPA provides California residents with new data privacy rights (including the ability to opt out of certain disclosures of personal data), imposes new operational requirements for covered businesses, provides for civil penalties for violations as well as a private right of action for data breaches and statutory damages (which is expected to increase data breach class action litigation and result in significant exposure to costly legal judgements and settlements). Aspects of the CCPA and its interpretation and enforcement remain uncertain. In addition, the California Privacy Rights Act of 2020 (the “CPRA”), which took effect January 1, 2023, expanded the CCPA. The CPRA, among other things, gives California residents the ability to limit use of certain sensitive personal information, further restricts the use of cross-contextual advertising, establishes restrictions on the retention of personal information, expands the types of data breaches subject to the CCPA’s private right of action, provides for increased penalties for CPRA violations concerning California residents under the age of 16, and establishes a new California Privacy Protection Agency to implement and enforce the CPRA.

The CCPA and other similar laws could impact our business activities depending on how they are interpreted. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. For example, Virginia recently passed its Consumer Data Protection Act, and Colorado recently passed the Colorado Privacy Act, both of which differ from the CPRA and became effective in 2023. Additional states have since also passed comprehensive privacy laws with additional obligations and requirements on businesses. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive, and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Additionally, all U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify customers, employees, or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify customers of a security breach.

We cannot yet fully predict the impact of these regulations on our business or operations, but developments regarding these privacy and data protection laws and regulations around the world may require us to modify our data processing practices and incur substantial costs in an effort to maintain compliance on an ongoing basis. Outside of the United States, virtually every jurisdiction in which we operate has established its own legal framework relating to privacy, data protection, and information security matters with which we and/or our customers must comply. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, retention, disclosure, security, transfer, and other processing of data that identifies or may be used to identify or locate an individual. Some countries and regions, including the European Union, are considering or have passed legislation that imposes significant obligations in connection with privacy, data protection, and information security that could increase the cost and complexity of delivering our software and services, including the European General Data Protection Regulation (the “GDPR”) which took effect in May 2018. Complying with the GDPR or other data protection laws and regulations as they emerge may cause us to incur substantial operational costs or require us to modify our data handling practices. Non-compliance with the GDPR specifically may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or €20 million (whichever is higher) for the most serious infringements and could result in proceedings against us by governmental entities or other related parties and may adversely impact our business, financial condition, and results of operations.

In addition to government regulation, self-regulatory and industry standards may legally or contractually apply to us, be argued to apply to us, or we may elect to comply with such standards or to facilitate our customers’ compliance with such standards. Because privacy, data protection, and information security are critical competitive factors in our industry, we may make public statements about our data security measures and our compliance with, or our ability to facilitate our customers’ compliance with, these standards. We expect continued developments in privacy and data protection laws, and we cannot determine the impact of future laws, regulations, and standards, or re-interpretations of existing laws and regulations, industry standards, or other obligations may have on our business. Compliance with existing laws and regulations, industry standards, and contractual and other obligations may require additional costs and could restrict our business operations. As these legal regimes continue to evolve, they may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. Furthermore, uncertainty in how these laws and obligations are interpreted and applied may result in alleged or actual non-compliance with our practices or product features. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business practices or modify our software, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to fulfill existing obligations, make enhancements, or develop new software and features could be limited.

These existing and proposed laws and regulations can be costly to comply with and can make our software and services less effective or valuable, delay or impede the development of new products, result in negative publicity, increase our operating costs, require us to modify our data handling practices, limit our operations, impose substantial fines and penalties, require significant management time and attention, or put our data or technology at risk. Any failure or perceived failure by us or our software to comply with applicable laws, regulations, directives, policies, industry standards, or legal obligations or any security incident involving unauthorized access to or use of sensitive data, could lead to government investigations, enforcement actions, private litigation, contractual liabilities, fines, business restrictions, reputational harm, and other significant costs and adverse effects on our business and operations.

Failure to comply with governmental laws and regulations could harm our business, and we may be the subject of legal and regulatory inquiries, which may result in monetary payments or may otherwise negatively impact our reputation, business, and results of operations.

Our business is subject to regulation by various federal, state, local, and foreign governments in which we operate. Non-compliance with applicable regulations or requirements could subject us to investigations, administrative proceedings, sanctions, enforcement actions, disgorgement of profits, fines, damages, litigation, civil and criminal penalties, termination of contracts, exclusion from sales channels or sales opportunities, injunctions, or other consequences. Such matters may include claims, disputes, allegations, or investigations related to alleged violations of laws or regulations relating to anti-corruption requirements, lobbying or conflict-of-interest requirements, export or other trade controls, data privacy or data protection requirements, or laws or regulations relating to employment, procurement, cybersecurity, securities, or antitrust/competition requirements. The effects of imposed and proposed actions are uncertain because of the dynamic nature of governmental action and responses.

We may be subject to government inquiries that drain our time and resources, tarnish our brand reputation, prevent us from doing business with certain customers or markets, including government customers, affect our ability to hire and maintain qualified employees, or require us to take remedial action or pay penalties. We may receive formal and informal inquiries from government agencies and regulators regarding our compliance relating to our business or transactions. Any negative outcome from such investigations or failure to prevail in any possible civil or criminal litigation could adversely affect our business, financial condition, and results of operations.

We may face legal, regulatory, and administrative inquiries and proceedings, and unfavorable outcomes in litigation or other matters could negatively impact our business, financial conditions, and results of operations.

We may be, from time to time, involved in and subject to litigation or proceedings for a variety of claims or disputes, or regulatory inquiries related to employment, discrimination, intellectual property, contracts, data privacy, securities laws, antitrust, or other matters. Derivative claims, lawsuits, and proceedings, which may, from time to time, be asserted against our directors by our stockholders, could involve breach of fiduciary duty, failure of oversight, corporate waste claims, and other matters. In addition, our business and results may be adversely affected by the outcome of currently pending and any future legal, regulatory, and/or administrative claims or proceedings, including monetary damages or injunctive relief.

Additionally, if customers fail to pay us under the terms of our agreements, we may be adversely affected due to the cost of enforcing our contract terms through litigation. Litigation or other proceedings can be expensive and time consuming, and can divert our resources and attention from our primary business operations. The results of our litigation also cannot be predicted with certainty. If we are unable to prevail in litigation, we could incur payments of substantial monetary damages or fines, or undesirable changes to our software or business practices. Furthermore, if we accrue a loss contingency for pending litigation and determine that it is probable, any disclosures, estimates, and reserves we reflect in our financial statements about these matters may not reflect the ultimate disposition or financial impact of litigation or other such matters. These proceedings could also result in negative publicity, which could harm customer and public perception of our business, regardless of the validity of the claims or the outcome.

Failure to comply with anti-bribery and anti-corruption laws could subject us to adverse consequences.

Since we may operate and sell our software around the world, we will be subject to the United States Foreign Corrupt Practices Act (“FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, and other anti-corruption and anti-bribery laws and regulations in the jurisdictions in which we currently or may do business, both domestic and abroad, including potentially the U.K. Bribery Act. These laws and regulations generally prohibit improper payments or offers of improper payments to government officials, political parties, or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage.

Corruption issues pose a risk in every country and jurisdiction, but in many countries, particularly in countries with developing economies, it may be more common for businesses to engage in practices that are prohibited by the FCPA or other applicable laws and regulations, and our activities in these countries pose a heightened risk of unauthorized payments or offers of payments by one of our employees or third-party business partners, representatives, and agents that could be in violation of various laws including the FCPA. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives, and agents. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies, or state-owned or affiliated entities, and we may be held liable for the corrupt or other illegal activities of our employees or such third parties, even if we do not explicitly authorize such activities. The FCPA or other applicable laws and regulations also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent improper payments. While we have implemented policies and procedures to address compliance with such laws, we cannot assure you that our employees or other third parties working on our behalf will not engage in conduct in violation of our policies or applicable law for which we might ultimately be held responsible. Violations of the FCPA and other applicable anti-corruption laws may result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, as well as severe criminal or civil sanctions, including suspension or debarment from U.S. government contracting, and we may be subject to other liabilities and adverse effects on our reputation, which could negatively affect our business, results of operations, financial condition, and growth prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant legal defense costs, and other professional fees.

Governmental trade controls, including export and import controls, sanctions, customs requirements, and related regimes, may subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.

Our offerings are subject to U.S. export controls, including with respect to encryption technology incorporated into certain of our offerings. Certain of our controlled software offerings and the underlying technology may be exported outside of the United States or accessed by non-U.S. persons (wherever located) only with the required export authorizations, which may include license requirements in some circumstances. Additionally, our current or future products or services may be classified under the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce, Bureau of Industry and Security or as defense articles subject to the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State, Directorate of Defense Trade Controls. If a product, or component of a product, is classified under the ITAR, or is ineligible for an encryption license exception under the EAR, then the product or component could be exported outside the United States (or accessed by non-U.S. persons) only if we obtain the applicable export license or qualify for a different license exception. In certain contexts, the services we provide might be classified as defense services subject to the ITAR separately from the products we provide. Compliance with the EAR, ITAR, and other applicable regulatory requirements regarding the export or deemed export of our products, including new releases of our products and/or the performance of services, may create delays in or increase the cost of the introduction of our products in non-U.S. markets, prevent our customers with non-U.S. operations from deploying our products throughout their global systems or, in some cases, prevent the export of our products to some countries altogether.

Our activities are also subject to the economic sanctions laws and regulations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, and U.S. Department of State, and other jurisdictions. Such controls prohibit the shipment or transfer of certain products and services without the required export authorizations or export to countries, governments, and persons targeted by applicable sanctions. We take precautions to prevent our offerings from being exported in violation of these laws, including: (i) seeking to proactively classify our software and obtain authorizations for the export and/or import of our software where appropriate, (ii) implementing certain technical controls and screening practices to reduce the risk of violations, and (iii) requiring compliance with U.S. export control and sanctions obligations in customer and vendor contracts. However, we cannot guarantee the precautions we take will prevent violations of export control and sanctions laws.

As discussed above, if we misclassify a product or service, export or provide access to a product or service in violation of applicable export control or sanctions laws or regulations or otherwise fail to comply with export or sanctions laws or regulations, we may be denied export privileges or subjected to significant per violation fines or other penalties, and our software may be denied entry into other countries. Any decreased use of our software or limitation on our ability to export or sell our software would likely adversely affect our business, results of operations, and financial condition. Violations of U.S. sanctions or export control laws can result in fines or penalties, including civil penalties of up to $300,000 or twice the value of the transaction, whichever is greater, per EAR violation and a civil penalty that could exceed $1,000,000 for ITAR violations, depending on the circumstances of the violation or violations. In the event of criminal knowing and willful violations of these laws, fines of up to $1,000,000 per violation and possible incarceration for responsible employees and managers could be imposed.

We also note that if we or our business partners or counterparties, including licensors and licensees, prime contractors, subcontractors, sub-licensors, vendors, customers, contractors, or agents fail to obtain appropriate import, export, or re-export licenses or permits, notwithstanding regulatory requirements or contractual commitments to do so, or if we fail to secure such contractual commitments where necessary, we may also be adversely affected, through reputational harm as well as other negative consequences, including government investigations and penalties. For instance, violations of U.S. sanctions or export control laws can result in fines or penalties, including significant civil and criminal penalties per violation, depending on the circumstances of the violation or violations. Negative consequences for violations or apparent violations of trade control laws or regulations may include the absolute loss of the right to sell our software or services to the government of the United States, or to other public bodies, or a reduction in our ability to compete for such sales opportunities. Further, complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

Many countries, in addition to the United States, regulate the import and export of certain encryption and other dual-use or defense technology or services, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our software or could limit our customers’ abilities to implement our software in those countries. Any such new restrictions, changes in economic sanctions, or shifting approaches in the enforcement of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our software by existing customers with non-U.S. operations, declining adoption of our software by new customers with non-U.S. operations, and limitation of our expansion into new markets.

Changes in accounting principles or their application to us could result in unfavorable accounting charges or effects, which could adversely affect our results of operations and growth prospects.

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). We make certain estimates and assumptions related to the adoption and interpretation of these principles including the recognition of our revenue and the accounting of our stock-based compensation expense with respect to our financial statements. If these assumptions turn out to be incorrect, our financial results and position could materially differ from our expectations and could be materially adversely affected. A change in any of these principles or guidance, or in their interpretations or application to us, may have a significant effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results or our forecasts, which may negatively impact our financial statements.

We could be subject to additional tax liabilities.

We are subject to federal, state, and local income taxes in the United States. Determining our provision for income taxes requires significant management judgment, and the ultimate tax outcome may be uncertain. Our provision for income taxes is subject to volatility and could be adversely affected by many factors, such as changes to our operating or holding structure, changes in the amounts of earnings in jurisdictions with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in U.S. tax laws. Tax authorities may disagree with our calculation of research and development tax credits, cross-jurisdictional transfer pricing, or other matters and assess additional taxes, interest, or penalties. While we regularly assess the likely outcomes of these examinations to determine the adequacy of our provision for income taxes and we believe that our financial statements reflect adequate reserves to cover such contingencies, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. If tax authorities change applicable tax laws, our overall taxes could increase, and our financial condition or results of operations may be adversely impacted.

In addition, there is a risk that certain U.S. state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state income tax purposes. If a state tax authority successfully asserts that our activities give rise to a nexus, we could be subject to state and local taxation, including penalties and interest attributable to prior periods, which may adversely impact our results of operations.

Our results of operations may be harmed if we are required to collect sales or other related taxes for our license arrangements in jurisdictions where we have not historically done so.

States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. We collect and remit U.S. sales and use tax, value-added tax (“VAT”), and goods and services tax (“GST”) in several jurisdictions. It is possible, however, that we could face sales tax, VAT, or GST audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our customers and remit those taxes to those authorities. We could also be subject to audits for which we have not accrued tax liabilities. Jurisdictions may seek to impose incremental or new sales, use, or other tax collection obligations on us or may determine that such taxes should have, but have not been, paid by us.

Risks Related to Our Relationships and Business with the Public Sector

A significant portion of our business depends on sales to the public/government sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

We derive a significant portion of our revenue from contracts with the federal government and government agencies, and we believe that the growth of our business will continue to depend on our successful procurement of government contracts. For example, we have historically derived, and expect to continue to derive, a significant portion of our revenue from sales to agencies of the U.S. federal government, either directly by us or through other government contractors. Our perceived relationship with the U.S. government could adversely affect our business prospects in certain non-U.S. geographies or with certain non-U.S. governments. Sales to government agencies are subject to a number of challenges and risks. The process can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without guaranteed sales. We must also comply with laws and regulations relating to the formation, administration, and performance of contracts, which grant public sector customers rights not typically found in commercial agreements.

Governmental and highly regulated entities may demand contract terms that differ from our standard arrangements and may be less favorable than terms agreed with private sector customers. These government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate contracts, in whole or in part, for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered supplies or services from another source. Government entities also tend to require shorter subscription terms, longer implementation cycles, more complex IT and data environments, and may include acceptance provisions that delay revenue recognition. Contracts with governmental entities may include preferential pricing terms, including, but not limited to, “most favored customer” pricing. Even if we are awarded a government contract, such an award may be subject to appeals, disputes, or litigation, including but not limited to bid protests by unsuccessful bidders.

In addition, government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contracting laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including the possibility of treble damages and significant penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

Accordingly, our business, financial condition, results of operations, and growth prospects may be adversely affected by certain events or activities, including, but not limited to:

●	changes in fiscal or contracting policies or decreases in available government funding;

●	changes in government programs or applicable requirements;

●	restrictions in the grant of personnel security clearances to our employees;

●	ability to maintain facility clearances required to perform on classified contracts for U.S. federal government agencies;

●	changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting changes in policy or priorities and resultant funding;

●	changes in the government’s attitude towards our capabilities, especially in the areas of national defense, cybersecurity, and critical infrastructure like financial, energy, telecommunications, and healthcare sectors;

●	changes in the government’s attitude towards us as a company or our software as a viable or acceptable software solution;

●	appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;

●	the adoption of new laws or regulations or changes to existing laws or regulations;

●	budgetary constraints, including automatic reductions as a result of “sequestration” or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies;

●	influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers;

●	changes in political or social attitudes with respect to security or data privacy issues;

●	potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics, such as the COVID-19 outbreak; and

●	increased or unexpected costs or unanticipated delays caused by other factors outside of our control, such as performance failures of our subcontractors.

Any such event or activity, among others, could cause governments and governmental agencies to delay or refrain from purchasing our software and services, reduce the size or payment amounts of purchases from existing or new government customers, or have an adverse effect on our business, results of operations, and financial condition.

We have contracts with government agencies that involve classified programs, which may limit investor insight into portions of our business.

We derive a portion of our revenue from programs with government agencies that are subject to security restrictions (e.g., contracts involving classified information, classified contracts, and classified programs), which preclude the dissemination of information and technology under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and may also require appropriate facility clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, or programs or personnel holding clearances, we may be subject to legal, financial, operational, and reputational harm. We are limited in our ability to provide specific information about these classified programs, their risks, or any disputes or claims relating to such programs. As a result, investors have less insight into our classified programs than our other businesses and therefore have less ability to fully evaluate the risks related to our classified business or our business overall. However, historically the business risks associated with our work on classified programs have not differed materially from those of our other government contracts.

Government contracts differ materially from standard commercial contracts, involve competitive bidding and may be subject to cancellation or delay without penalty.

Government contracts frequently include provisions that are not standard in private commercial transactions and are subject to laws and regulations that give the U.S. Government rights and remedies not typically found in commercial contracts, including provisions permitting the U.S. Government to:

●	terminate our existing contracts;

●	reduce potential future income from our existing contracts;

●	modify some of the terms and conditions in our existing contracts;

●	suspend or permanently prohibit us from doing business with the U.S. Government or with any specific government agency;

●	impose fines and penalties;

●	subject us to criminal prosecution;

●	suspend work under existing multiple year contracts and related task orders if the necessary funds are not appropriated by Congress;

●	decline to exercise an option to extend an existing multiple year contract; and

●	claim rights in technologies and systems invented, developed, or produced by us.

In addition, government contracts are frequently awarded only after formal competitive bidding processes, which have been and may continue to be protracted and typically impose provisions that permit cancellation in the event that necessary funds are unavailable to the government agency. Competitive procurements impose substantial costs and managerial time and effort in order to prepare bids and proposals for contracts that may not be awarded to us. In many cases, unsuccessful bidders for government contracts are provided the opportunity to formally protest certain contract awards through various agencies, administrative, and judicial channels. The protest process may substantially delay a successful bidder’s contract performance, result in cancellation of the contract award entirely, and distract management. We may not be awarded contracts for which we bid, and substantial delays or cancellation of purchases may follow our successful bids as a result of such protests.

Certain of our government contracts also may contain “organizational conflict of interest” clauses that could limit our ability to compete for certain related follow-on contracts. While we actively monitor our contracts to avoid these conflicts, we cannot guarantee that we will be able to avoid all organizational conflicts of interest issues.

If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business may be adversely affected.

Our reputation and relationship with the U.S. Government are key factors in maintaining and developing new business opportunities. In addition, we often act as a subcontractor or in “teaming” arrangements in which we and other contractors bid together on particular contracts or programs for the U.S. Government or government agencies. We expect to continue to depend on relationships with other prime contractors for a portion of our revenue for the foreseeable future. Negative press reports regarding conflicts of interest, poor contract performance, employee misconduct, information security breaches, or other aspects of our business, regardless of accuracy, could harm our reputation. Additionally, as a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. As a result, we may be unable to successfully maintain our relationships with government agencies or prime contractors, and any failure to do so could adversely affect our ability to maintain our existing business and compete successfully for new business.

Our business could be adversely affected if our employees cannot obtain and maintain required personnel security clearances, or we cannot establish and maintain the required facility security clearance.

Certain government contracts may require our employees to maintain various levels of security clearances and may require us to maintain a facility security clearance to comply with U.S. and international government agency requirements. Obtaining and maintaining security clearances for employees typically involves a lengthy process, and it can be difficult to identify, recruit, and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain their clearances or terminate employment with us, then we may be unable to comply with relevant requirements, or our customers requiring classified work could choose to terminate or decide not to renew one or more contracts. To the extent we are not able to obtain or maintain a facility security clearance, we may not be able to bid on or win new classified contracts, and existing contracts requiring a facility security clearance could be terminated, either of which would have an adverse impact on our business, financial condition, and results of operations.

Most of our customer contracts may be terminated by the customer at any time for convenience and may contain other provisions permitting the customer to discontinue contract performance, and if terminated contracts are not replaced, our results of operations may differ materially and adversely from those anticipated.

Most of our contracts, including government contracts, contain termination for convenience provisions. Customers that terminate such contracts may be entitled to a pro rata refund of the amount of the customer deposit for the period of time remaining in the contract term after the applicable termination notice period expires. Government contracts often contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to:

●	terminate existing contracts for convenience with short notice;

●	reduce orders under or otherwise modify contracts;

●	for contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate, and current;

●	for some contracts, (i) demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

●	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

●	decline to exercise an option to renew a multi-year contract or issue task orders in connection with indefinite delivery/indefinite quantity contracts;

●	claim rights in solutions, systems, or technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services, and disclose such work-product to third parties, including other government agencies and our competitors, which could harm our competitive position;

●	prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage, or the existence of conflicting roles that might bias a contractor’s judgment;

●	subject the award of contracts to protest by competitors, which may require the contracting federal agency to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction, or modification of the awarded contract;

●	suspend or debar us from doing business with the applicable government agency; and

●	control or prohibit the export of our services.

If a customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts, or if a government were to suspend or debar us from doing business with such government, our business, financial condition, and results of operations would be materially harmed.

Evolving government procurement policies and increased emphasis on cost over performance could adversely affect our business.

Federal, state, local, and foreign governments and government agencies may adopt procurement policies that negatively impact our profitability. Changes favoring more non-commercial purchases, different pricing, or evaluation criteria, or government contract negotiation offers based upon the customer’s view of what our pricing should be, may affect the predictability of our margins on such contracts or make it more difficult to compete on certain types of programs. Governments and government agencies are continually evaluating their contract pricing and financing practices, and we have no assurance regarding the full scope and recurrence of any study and what changes will be proposed, if any, and their impact on our financial position, cash flows, or results of operations.

The U.S. government may procure non-commercial developmental services rather than commercial products, which could materially impact our future U.S. government business and revenue.

U.S. government agencies, including our customers, often award large developmental item and service contracts to build custom software rather than firm fixed-price contracts for commercial products. The U.S. government is required to procure commercial items and services to the maximum extent practicable in accordance with FASA, 10 U.S.C. § 2377; 41 U.S.C. § 3307, and the U.S. government may instead decide to procure non-commercial developmental items and services if commercial items and services are not practicable.

In order to challenge a government decision to procure developmental items and services instead of commercial items and services, we would be required to file a bid protest at the agency level and/or with the Government Accountability Office. This can result in contentious communications with government agency legal and contracting offices and may escalate to litigation in federal court. The results of any future challenges or potential litigation cannot be predicted with certainty, however, and any dispute or litigation with the U.S. government may not be resolved in our favor; moreover, whether or not it is resolved in our favor, such disputes or litigation could result in significant expense and divert the efforts of our technical and management personnel. These proceedings could adversely affect our reputation and relationship with government customers and could also result in negative publicity, which could harm customer and public perception of our business. Any change in or repeal of FASA, or a contrary interpretation of FASA by a court of competent jurisdiction, could adversely affect our competitive position for U.S. federal government contracts.

General Risk Associated with Our Company

Adverse economic conditions or reduced technology spending may adversely impact our business.

Our business depends on the economic health of current and prospective customers and overall demand for technology. Purchasing decisions for our software and services are often discretionary and require significant investments. A further downturn in economic conditions, global political and economic uncertainty, a lack of availability of credit, a reduction in business confidence and activity, the curtailment of government or corporate spending, public health concerns or emergencies, financial market volatility, and other factors have in the past and may in the future lead to delayed or canceled purchases, extended sales cycles, and pricing pressure from competitors. We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery. While such events may present some opportunities, their overall impact could be materially negative. If economic conditions worsen, our business, financial condition, and results of operations could be adversely affected.

Compliance with the laws and regulations affecting public companies could adversely affect our business, results of operations, and financial condition.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Nasdaq listing standards, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources. The complexity of complying with these rules may divert management’s attention from other business matters, potentially harming our operations and financial results. Although we have hired additional employees to assist with compliance, we may need to hire more or engage consultants in the future, further increasing our operating expenses. As a public company subject to additional oversight, we may not have the same flexibility we had as a private company.

Additionally, changing laws, regulations, and governance standards, which are subject to varying interpretations, are creating uncertainty for public companies, which may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, which may result in reduced coverage or higher premiums, and could make it more difficult to attract and retain qualified directors and officers.

Public disclosures required as a public company may increase our exposure to actual or threatened litigation from competitors and other third parties. Even if these claims do not result in litigation or are resolved in our favor, the time and resources spent on resolving them could harm our business.

Failure to establish and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Prior to the completion of this offering, we have been a private company with limited accounting personnel and limited supervisory resources with which to address our internal control over financial reporting. As such, we have not designed nor maintained an effective control environment as required under the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and have not been required to assess the effectiveness of our internal control over financial reporting. Specifically, we lack a sufficient professionals with the necessary accounting expertise to timely and accurately analyze, record, and disclosure financial matters while maintaining appropriate segregation of duties.

Following the offering, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual assessment of our internal controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, our first formal internal control assessment under Section 404 will be required after our first full fiscal year as a public company.

Establishing and maintaining effective internal controls is critical. However, we may face challenges in doing so, particularly as we transition to operating as a publicly reporting company. Without robust internal controls, we may be unable to reliably gather and report financial information, which could impair our ability to detect errors or prevent fraud. Moreover, we do not expect that disclosure control or internal control over financial reporting, even if established, will prevent all error and all fraud. Because of the inherent limitations in the control system, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control system to prevent error or fraud could materially adversely impact us.

Natural disasters and other events beyond our control could harm our business.

Our operations are vulnerable to disruption from natural disasters, climate-related events, cyberattacks, pandemics, geopolitical instability, and other events beyond our control. While we maintain crisis and disaster response plans, such events could hinder our ability to deliver services, reduce customer demand, or impair customers’ ability to meet contractual obligations. These disruptions may result in significant costs, data loss, operational delays, and potential legal liabilities. Our insurance coverage may not fully offset these impacts, which could adversely affect our financial condition and results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States and other jurisdictions, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings;

●	changes in tax laws, regulations or interpretations thereof; or

●	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

We may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items, the fact that we report charges of this nature could lead to negative market perceptions and make it more difficult to obtain future financing on favorable terms or at all.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

As a public company, we will incur significant legal, accounting, and compliance costs associated with the Exchange Act, Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulations subsequently implemented by the SEC. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We will also need to hire additional staff with accounting and financial staff with appropriate public company expertise. We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may face challenges attracting and retaining qualified directors and executives.

Once we no longer qualify as an “emerging growth company,” as defined in the JOBS Act, we expect to incur additional management time and cost to comply with the more stringent reporting requirements, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are in the early stages of preparing necessary systems and documentation and may not complete this work in a timely fashion. The full extent and timing of these added costs remains uncertain.

We are an “emerging growth company,” and the reduced reporting and disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have also elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to those of other public companies, which may make our common stock less attractive to investors. If we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will be a “controlled company” within the meaning of the Nasdaq listing rules upon the completion of this offering because our insiders will beneficially own more than 50% of the voting power of our outstanding voting securities.

Brendan Klare, our President, Chief Scientist, and Board Chairman, and Josh Klontz, our Chief Technology Officer and Director, together with certain other executive officers and directors, beneficially own approximately [●]% and [●]% of the voting power of our outstanding voting securities as of the date of this prospectus and upon completion of this offering, respectively, and we will be a “controlled company” within the meaning of the Nasdaq listing rules. We may rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. In the event that we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors, and our nominating and corporate governance committee and compensation committee might not consist entirely of independent directors. Our status as a controlled company could cause our shares of common stock to be less attractive to certain investors or otherwise harm our trading price. As a result, you would not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements. Additionally, investors may be prevented from effecting matters involving our Company, including:

●	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

●	any determination with respect to mergers or other business combinations;

●	our acquisition or disposition of assets; and

●	our corporate financing activities.

Furthermore, this concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. This significant concentration of share ownership may also adversely affect the trading price of our common stock because investors may perceive disadvantages in owning stock in a company that is controlled by a small number of stockholders. Although our Company does not intend to utilize the controlled company exemptions to the Nasdaq corporate governance listing standards, if we are eligible to utilize the controlled company exemptions in the future, we may choose to do so. In such instance we would be exempted from, among other things, the requirement to have a board with a majority of independent members and the requirement that we have a nominating and governance committee and compensation committee that are composed entirely of independent directors and have written charters addressing the respective committee’s purpose and responsibilities.

If we fail to introduce or acquire new products or services that achieve broad market acceptance on a timely basis, we will not be able to compete effectively.

We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop or acquire and introduce new products and services that achieve broad market acceptance. Because we have a limited operating history and the market for our products, including newly acquired or developed products, is rapidly evolving, it is difficult to predict our operating results, particularly with respect to any new products that it may introduce. Our future success will depend in large part upon our ability to identify demand trends in the market in which we operate and quickly develop or acquire, and design, manufacture and sell, products and services that satisfy these demands in a cost-effective manner.

To stay competitive, we will need to increase focus and capital investment in research and development. If our current or new offerings fail to gain market acceptance or if we miss opportunities in the market, our growth and financial performance could be materially adversely affected. It is also challenging to predict the impact of new products or services on existing sales, and we may not be able to quickly respond to competitors’ product announcements with competitive offerings.

In addition, we may acquire companies and technologies in the future. In these circumstances, the combined company may not be able to successfully manage integration of the new product and service lines with the combined company’s existing suite of products and services. Failure to effectively develop or integrate these new product and service lines could hinder our ability to grow sales or maintain margins.

The occurrence of one or more of the foregoing factors may result in lower quarterly revenue than expected, and we may in the future experience product or service introductions that fall short of our projected rates of market adoption.

If our products fail to achieve and sustain sufficient market acceptance, our revenue will be adversely affected.

Our success will depend on our ability to develop and market products that are recognized and accepted as reliable, enabling and cost-effective. Our potential customers may already use products similar to what we currently offer and similar to what we may offer in the future and may be reluctant to replace those products with what we currently offer or which we may offer in the future. Market acceptance of our products and technology will depend on many factors, including our ability to convince potential customers that our products and technology are an attractive alternative to existing products and technology. Prior to adopting our products and technology, some potential customers may need to devote time and effort to testing and validating our systems. Any failure of our systems to meet these customer benchmarks could result in potential customers choosing to retain their existing systems or to purchase systems other than the Company’s.

Risks Related to Our Securities and this Offering

No active trading market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has not been an active trading market for our common stock. If an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling shares of our common stock and our ability to acquire other companies or technologies by using shares of our common stock as consideration may also be impaired. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of future market prices of our common stock.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of common stock. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

●	price and volume fluctuations in the overall stock market from time to time;

●	volatility in the trading prices and trading volumes of technology stocks;

●	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

●	sales of shares of our common stock by us or our stockholders;

●	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

●	announcements by us or our competitors of new products, features, or services;

●	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

●	rumors and market speculation involving us or other companies in our industry;

●	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

●	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

●	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in accounting standards, policies, guidelines, interpretations, or principles;

●	any significant change in our management; and

●	general economic conditions and slow or negative growth of our markets.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock.

In addition to the risks addressed above in “Risks Related to Our Securities and this Offering — The trading price of our common stock may be volatile, and you could lose all or part of your investment,” our common stock may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our common stock, which may cause the price of our common stock to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our common stock experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our common stock. In addition, investors of shares of our common stock may experience losses, which may be material, if the price of our common stock declines after this offering or if such investors purchase shares of our common stock prior to any price decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our common stock or securities convertible into our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and impair our ability to raise capital through equity offerings in the future.

The common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing stockholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be [●] shares of common stock outstanding immediately after this offering assuming full exercise of the underwriters’ over-allotment option, and [●] shares of common stock assuming no exercise of the underwriters’ over-allotment option. In connection with this offering, we and each of our directors, officers and existing securityholders have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into Common Stock for 6 months after the closing of this offering without the prior written consent of the underwriters, subject to customary exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (or FINRA). We cannot predict what effect, if any, market sales of securities held by our significant stockholders or any other shareholder or the availability of these securities for future sale will have on the market price of our common stock. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

We cannot assure you that our securities will continue to be listed on Nasdaq even if our securities are listed on Nasdaq. Following this offering, in order to maintain our listing, we will be required to comply with certain Nasdaq continuing listing rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, corporate governance and various additional requirements. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that do not necessarily improve our operating results or enhance the value of our common stock. The failure of our management to apply these proceeds effectively could, among other things, result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of [●] shares in this offering at an assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $[●] per share at the assumed initial public offering price. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote [and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock]. See the section entitled “Dilution.”

An investment in our company may involve tax implications, and you are encouraged to consult your own advisors as neither we nor any related party is offering any tax assurances or guidance on our company or your investment.

An investment in our company generally involves complex federal, state and local income tax considerations. Neither the Internal Revenue Service nor any state or local taxing authority has reviewed the transactions described herein and may take different positions than the ones contemplated by management. You are strongly urged to consult your own tax and other advisors prior to investing, as neither we nor any of our officers, directors or related parties is offering you tax or similar advice, nor are any such persons making any representations and warrants regarding such matters.

Anti-takeover provisions in Colorado law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Some of the provisions of Colorado law may have the effect of delaying, deferring or discouraging another person from acquiring control of our company or removing our incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals.

Our executive officers, directors, and principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

As of the date of this prospectus, our executive officers, directors, and principal stockholders and their affiliates beneficially own an aggregate of [●]% of our outstanding shares of common stock. Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will own [●] shares of our common stock, or approximately [●]% of the outstanding shares of our common stock, based on the number of shares outstanding as of the date of this prospectus and assuming the sale of [●] shares of common stock in this offering at an assumed initial public offering price of $[●] per share of common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus), and assuming the underwriters’ over-allotment option is not exercised. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have never paid dividends on our capital stock, and we do not anticipate to pay for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business. Accordingly, you must rely on the sale of your common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “project,” “target,” “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we reasonably believe may affect our business, financial condition, and results of operations. Although we believe the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties.

These forward-looking statements present our estimates and assumptions only as of the date of this prospectus and are subject to several known and unknown risks, uncertainties, and assumptions. Accordingly, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the dates on which they are made. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

●	Our ability to develop and sell our proposed products.

●	Our ability to source, retain, and expand our technical and business staff to meet the demands of our expanding and diversifying business.

●	Our ability to raise the substantial amount of additional funds that will be necessary for our business to succeed, which funds may not be available on acceptable terms or available at all.

●	Assumptions relating to the size of the market for our products.

●	Unanticipated regulations of our products that add barriers to our business and have a negative effect on our operations.

●	Our estimates of expenses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing.

●	Our status of an early-stage pre-net income company with a business model and marketing strategy still being developed and largely untested.

●	Our ability to avoid a significant disruption in our information technology system, including security breaches, or our ability to implement new system and software successfully.

●	Our ability to obtain and maintain intellectual property protection for our products.

●	The other risks identified in this prospectus including, without limitation, those under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” as such factors may be updated from time to time in our other filings with the SEC.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus. Prior to investing in our common stock, you should read this prospectus and the documents we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we currently expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[●] million, after deducting estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, and based upon an assumed initial public offering price of $[●] per share (excluding any exercise of the underwriters’ over-allotment option), the midpoint of the estimated price range set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering as follows:

●	$[●] to hire key resources that enable growth and support market share capture, which include additional engineers & scientists to accelerate product development and operational personnel to better support delivery of large and complex contracts.

●	$[●] to update and expand our neural-processing infrastructure to accelerate the pace in which we train and deploy Vision AI algorithms.

●	$[●] for working capital and general corporate purposes.

We may change the amount of net proceeds to be used specifically for any of the foregoing purposes. The amounts and timing of our actual expenditures will depend upon numerous factors. We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or additional businesses; however, we currently have no agreements or commitments with respect to any such transaction.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $[●] million, after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated aggregate offering expenses payable by us and assuming no change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus.

The foregoing represents our current intentions based upon our present plans and business conditions to allocate and use the net proceeds of this offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of June 30, 2025:

●	on an actual basis;

●	on a pro forma basis to give effect to [●]; and

●	on a pro forma as adjusted basis to give further effect to our issuance and sale of [●] shares of our common stock in this offering at the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us.

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes and unaudited interim financial statements and related notes thereto included elsewhere in this prospectus.

	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$	$	$
Total liabilities

Stockholders’ Equity:
Preferred stock, $[●] par value, [●] shares authorized, [no] shares issued or outstanding, actual, pro forma, and pro forma as adjusted
Common stock, $0.01 par value, [200,000] shares authorized, [●], [●], and [●] shares issued and outstanding, actual, pro forma, and pro forma as adjusted, respectively
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity
Total capitalization	$	$	$

The number of shares of our common stock to be outstanding upon completion of this offering is based on 89,950 shares of our common stock outstanding as of June 30, 2025, and excludes:

●	[●] shares of common stock issuable upon the exercise of the Representative’s Warrants;

●	[●] shares of common stock issuable under the 2018 Plan at a weighted average exercise price of $[●] per share; and

●	[●].

Each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[●], assuming the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of [●] shares offered by us would increase (decrease) cash, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[●], assuming the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

If you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the pro forma as adjusted net tangible book value per share of our common stock immediately upon the consummation of this offering. Net tangible book value per share of common stock is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our common stock. As of June 30, 2025, we had a historical net tangible book value of $[●], or $[●] per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2025.

Our pro forma net tangible book value as of June 30, 2025 was $[●], or $[●] per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to [●].

After giving further effect to our sale of [●] shares of common stock in this offering at an assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting underwriters’ discounts and estimated offering expenses, upon the completion of this offering, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been $[●] million, or $[●] per share of common stock. This represents an immediate increase in net tangible book value of $[●] per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $[●] per share to new investors of shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.

The following table illustrates this dilution on a per share of common stock basis, assuming the underwriters (i) do not exercise their option to purchase additional shares of common stock and (ii) exercise their option to purchase additional shares of common stock in full:

	Offering Without Over-Allotment	Offering With Over-Allotment
Assumed public offering price per share	$	$
Historical net tangible book value (deficit) per share as of June 30, 2025	$	$
Pro forma net tangible book value (deficit) per share, as of June 30, 2025, before giving effect to this offering	$	$
Increase net tangible book value (deficit) per share	$	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering	$	$
Pro forma as adjusted net tangible book value per share after giving effect to the offering	$	$
Dilution per share to new investors in the offering	$	$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

Assuming the underwriters’ over-allotment option is not exercised, each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[●] million, or by $[●] per share of common stock and the dilution to new investors purchasing our common stock in this offering by $[●] per share, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. In addition, to the extent any stock options that we granted to certain of our officers, directors, employees and permitted consultants under the 2018 Plan, new investors would experience further dilution.

If the underwriters exercise their option in full to purchase [●] additional shares of common stock in this offering at the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), the pro forma as adjusted net tangible book value per share after this offering would be $[●] per share of common stock, the increase in the pro forma as adjusted net tangible book value per share to existing stockholders would be $[●] per share of common stock and the dilution to new investors purchasing securities in this offering would be $[●] per share of common stock.

The following charts illustrate our pro forma proportionate ownership, upon completion of this offering by present stockholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present stockholders as of the date the consideration was received and by investors in this offering at the public offering price. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent (%)		Amount ($)	Percent (%)		Per Share ($)
Existing stockholders			%			%	$
New investors			%			%	$
Total		100.0%			100.0%		$

The table above assumes no exercise of the underwriters’ option to purchase [●] additional shares in this offering. If the underwriters’ over-allotment option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to [●]% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to [●]% of the total number of shares outstanding after this offering.

The number of shares of our common stock to be outstanding upon completion of this offering is based on [●] shares of our common stock outstanding as of June 30, 2025, and excludes:

●	[●] shares of common stock issuable upon the exercise of the Representative’s Warrants;

●	[●] shares of common stock issuable under the 2018 Plan at a weighted average exercise price of $[●] per share; and

●	[●].

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Summary of Financial Information” and our audited financial statements and unaudited interim financial statements and related notes, each included elsewhere in this prospectus. Data as of and for the years ended December 31, 2024 and 2023 have been derived from our audited financial statements appearing at the end of this prospectus. Data as of June 30, 2025 and for the three and six months ended June 30, 2025 and 2024 have been derived from our unaudited interim financial statements appearing at the end of this prospectus. Results for any interim period should not be construed as an inference of what our results would be for any full fiscal year or future period. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, which involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Overview

Founded in 2015, ROC is a consistently top-tier rated U.S.-built, U.S.-owned, and U.S.-operated provider of advanced biometric, facial recognition, and Vision AI solutions. We develop and deploy innovative technologies that enhance safety, security, and convenience globally, while upholding principles of fairness and privacy. Our solutions are trusted by U.S. and international military branches, law enforcement agencies, financial technology firms, and commercial enterprises, with our multimodal capabilities consistently demonstrating robust performance in rigorous government evaluations and in over 300 million annual identity verification transactions for major financial institutions. We believe our customer-centric approach and superior algorithms allow us to displace foreign incumbents and offer a transparent alternative to address the growing threat of “Poison AI.”

Factors and Trends Affecting Our Business and Results of Operations

Several factors and trends affect our business and results of operations. These include the increasing importance of identity solutions, the evolving nature of biometric technologies, and our strategic approach to market opportunities.

Financial Considerations and Strategic Investments

We are making strategic investments to capitalize on market opportunities. ROC’s expenses reflect these investments, which are aimed at driving future growth and enabling us to provide a platform that supports a wide range of identity-related needs.

Government Policy and Geopolitical Factors

We believe ROC is also well-positioned to benefit from U.S. federal government policies focused on greater efficiency through technology, and our unique placement as a U.S.-based provider. Additionally, there is a general aversion to Chinese and Russian technology around the globe, which creates opportunities for ROC. We believe ROC is particularly well-positioned for winning automated biometric identification system (“ABIS”) contracts around the world, where there are clear indications of aversion to legacy Western players, primarily due to a history of vendor lock-in and poor service.

The Growing Importance of Identity Solutions

Identity is becoming a critical global currency, with increasing recognition that robust identity management is essential for security, efficiency, and trust. The increasing focus on digital identity initiatives highlights the growing significance of effective and comprehensive identity management systems. This trend increases the demand for effective and comprehensive identity management systems.

Evolution of Biometric Technologies

While specific biometric modalities are becoming more commoditized, the focus is shifting towards efficiency, plug-and-play capabilities, and multi-biometric systems. The differentiators around specific accuracy algorithms are becoming less important, with efficiency and the ability to integrate various technologies becoming key. This shift favors companies like us that offer versatile, data-agnostic, and privacy-protecting solutions. We believe that our ability to provide a “Swiss Army knife” of identity solutions, capable of addressing diverse use cases, positions us for success in this evolving market.

Our Strategic Response

ROC’s strategy is aligned with these trends. We recognize that having a great algorithm alone is no longer sufficient. Customers demand a full stack of capabilities, the ability to turn features on and off, and accommodation of complex demands. Our approach involves:

●	Full-Stack Capability: We are focused on owning the full stack of identity capabilities, offering comprehensive platforms that address a wide range of customer needs. This approach is evident in our development of products like ROC ABIS, ROC Watch, ROC ID, and ROC Enroll.

●	Modularity and Configurability: We design our systems to be modular and configurable, allowing us to adapt to specific customer requirements and integrate seamlessly with other technologies. This is crucial in a market where identity solutions must be flexible and adaptable.

●	Broad View of Identity: Unlike competitors who view identity narrowly as biometrics, we adopt a broader perspective that includes biometrics, license plates, person entities, and real-time video. This comprehensive view enables us to provide more holistic solutions and address a wider range of use cases.

●	Platform Approach: We are building a platform that offers both comprehensive solutions and individual components, recognizing that customers have diverse needs and require varying levels of integration. This strategy allows us to compete effectively with “all or nothing” approaches.

Revenue

Our revenue consists of the sale of access to its software platforms, maintenance services and, professional services.

Cost of Sales

Cost of sales consists primarily of the purchase price of goods and cost of services rendered.

Operating Expenses

Research and Development

Research and development represent costs incurred by us for the discovery and development of our product and include:

●	external research and development expenses incurred under agreements with contract research organizations (“CROs”), CDMOs and consultants;

●	salaries, payroll taxes, employee benefits expenses for individuals involved in research and development efforts; and

●	research supplies

General and Administrative Expenses

General and administrative expenses consist of personnel-related costs, including salaries, benefits and stock-based compensation expense, for our personnel in executive, finance and accounting, human resources, business operations and other administrative functions, investor relations activities, legal fees related to corporate matters, fees paid for accounting and tax services, consulting fees and facility-related costs.

Other Income

Other income consists primarily of interest income earned on our cash, cash equivalents and short-term investments.

Results of Operations

Revenue

Comparison of the Years Ended December 31, 2024 and 2023

The following table sets forth our financial results for the periods indicated. All information is derived from the statements of earnings for the fiscal years ended December 31, 2024 and December 31, 2023.

	Year Ended December 31,		Change
	2024	2023	Amount	%
ROC SDK	$5,958,212	$5,125,163	$833,049	16%
ROC Watch	1,326,607	980,377	346,230	35%
ROC ABIS	352,692	-	352,692	100%
ROC Enroll	40,200	-	40,200	100%
R&D Contracts	6,026,991	9,055,287	(3,028,296)	(33)%
Other	-	250,000	(250,000)	(100)%
Total Revenue	13,704,702	15,410,827	$(1,706,125)	(11)%
Cost of sales	1,747,038	2,766,639	(1,019,601)	(37)%
Gross Profit	$11,957,664	$12,644,188	$(686,524)	(5)%
Gross Margin	87%	82%

Revenue decreased by $1,706,125, or 11%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. This decrease in revenue can all be attributed to year over year fluctuations in our revenue from Government R&D Services, while the revenue performance for our core product lines each increase from 2023 to 2024.

Government Services Revenue and Reclassification

In prior years, a significant portion of our revenue has been derived from research and development “services” contracts with U.S. government and quasi-governmental entities. These services have been funded through mechanisms such as U.S. Army Small Business Innovation Research (SBIR) awards and Congressionally directed “plus-up” funding. These engagements have supported foundational advancements in our core biometric and AI technologies and continue to serve as an important avenue for innovation.

However, the variable nature of this funding can obscure trends in our commercial revenue growth. While total revenue declined from $15.4 million in 2023 to $13.7 million in 2024, this was due to a decrease in R&D services revenue. Excluding these government service engagements, product-driven commercial revenue increased from $5.1 million in 2022 to $6.7 million in 2023 and $8.3 million in 2024, representing a CAGR of 28.6% over the period.

This commercial growth demonstrates the increasing market traction of our core software products, independent of government R&D support, and provides a clearer picture of our trajectory as we scale our enterprise and public sector deployments.

Product Revenue Growth

We continue to experience strong growth across our core product lines. Revenue from our flagship ROC software development kit (“SDK”) product increased year-over-year from $4.9 million in 2022 to $5.5 million in 2023 and $6.4 million in 2024, reflecting a compound annual growth rate (CAGR) of 14.5% over the period. This growth has been driven primarily by increased adoption within the fintech sector, where reliable identity verification solutions are in high demand.

Similarly, our ROC Watch product, a real-time video analytics solution, has shown meaningful traction since its initial release. Revenue increased from $0.1 million in 2022 to $1.0 million in 2023 and $1.4 million in 2024, as we expanded customer adoption in the public safety and transportation sectors.

Our newest offerings—ROC Enroll and ROC ABIS—entered commercial deployment in early 2025. These products had no recognized revenue prior to 2025 but generated initial revenue in Q1 2025, reflecting customer demand for cloud-native biometric enrollment and large-scale identity matching capabilities.

Operating Expenses

The following table sets forth selected operating data for the periods indicated. All information is derived from the statements of earnings for the fiscal years ended December 31, 2023 and December 31, 2024 and we provide additional explanation below.

	Year Ended December 31,		Change
	2024	2023	Amount	%
Selling, general and administrative	$7,542,742	$6,173,689	$1,369,053	22%
Research and development	5,683,836	4,014,016	1,669,820	42%
Loss from Operations	$13,226,578	$10,187,705	$3,038,873	30%

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $1,369,053, or 22%, for the year ended December 31, 2024 compared to year ended December 31, 2023. This was primarily due to an increase in business development labor of $636,746 and an increase of $554,690 in selling, general and administrative labor costs. Both of these expense lines represent our investment in the continued growth of our business and market development functions as we expand our product lines and the markets that we serve.

Research and Development

Research and development expenses increased by $1,669,820, or 42%, for the year ended December 31, 2024 compared to year ended December 31, 2023. The increase was primarily due to increases of $1,647,784 in R&D labor expense. This increase in R&D personnel represents an ongoing and consistent commitment to continued growth of our R&D personnel.

Other Income and Expenses

	Year Ended December 31,		Change
	2024	2023	Amount	%
Interest income	$644	$54	$590	1,093%
Interest expense	(1,594)	-	(1,594)	100%
Other Expense	(43,134)	(93,815)	50,681	-54%
Other income	14,843	19,605	(4,762)	-24%
Total Other Income (Expense)	$(29,241)	$(74,156)	$44,915	-61%

Total other expenses decreased by $44,915 for the year ended December 31, 2024 compared to year ended December 31, 2023 primarily due to decrease of $50,681 in Provision for credit losses and discounts in Accounts Receivable.

Net Income (Loss) Attributable to Common Stockholders. Income (Loss) for the year ended December 31, 2024, and 2023 was $(697,678), and $2,382,327 respectively, primarily attributable to the items discussed above offset by a $600,475 benefits for income taxes during the year ended December 31, 2024 .

Long-Term Liquidity and Capital Resources

Beyond the next 12 months, our long-term capital requirements will primarily be driven by continued strategic investments in R&D, aimed at maintaining our technological leadership and expanding the capabilities of our ABIS and AFIS solutions. We also anticipate potential expansion into new domestic and international markets, and opportunistic strategic initiatives such as acquisitions that align with our core competencies. We intend to use a significant portion of the net proceeds from this public offering to fund these long-term growth initiatives.

Our capital resources are expected to evolve significantly with this public offering. Historically, we have relied on internal cash generation and our line of credit. Post-offering, equity will become a substantial component of our capital structure, providing a stable and scalable funding source for future growth without incurring additional debt. This shift is expected to improve our financial flexibility and reduce our reliance on debt financing. While we may consider additional debt or equity financing in the future to support material growth opportunities or strategic acquisitions, our immediate focus is on leveraging the proceeds from this offering to accelerate the delivery of our new ABIS and AFIS products and services to the marketplace and enhance our market penetration. We anticipate favorable trends in our capital resources as we mature as a public company, with enhanced access to capital markets to support our long-term strategic objectives.

Cash flow activity below is a vital financial metric that represents the net amount of cash moving into and out of a business. The table below provides details about cash flow performance for the year ended December 31, 2024 compared to year ended December 31, 2023.

	Year Ended December 31,		Change
	2024	2023	Amount	%
Net cash provided by (used in):
Operating activities	$21,428	$1,918,864	$(1,897,436)	(99)%
Investing activities	(46,825)	(270,047)	223,222	(83)%
Financing activities	(863,287)	(1,008,345)	145,058	(14)%
Net increase (decrease) in cash	$(888,684)	$640,471	$(1,529,155)	(239)%

Operating Activities

Net cash provided by operating activities was $21,428 and $1,918,864 for the year ended December 31, 2024 and year ended December 31, 2023, respectively. The decrease was primarily driven by the slight decrease in revenue but high operating expenses results in a transition from net profit for the year ended December 31, 2023 to net loss in year ended December 31, 2024.

Investing Activities

Net cash used in investing activities was $46,825 and $270,047 for the year ended December 31, 2024 and year ended December 31, 2023, respectively. The decrease in cash used in investing activities was primarily due to decrease in spending over fixed assets in year ended December 31, 2024 compared to the prior year.

Financing Activities

Net cash used by financing activities was $863,287 and $1,008,345 for the year ended December 31, 2024 and year ended December 31, 2023, respectively, each of which primarily consisted of distributions. During the year ended December 31, 2024, these were partially offset by net increase of $431,132 from funds borrowed through Line of credit.

Critical Accounting Policies and Estimates

Revenue Recognition

The Company generates revenue from the sale of access to its software platforms, maintenance services and, professional services.

In accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, the Company recognizes revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for promised goods or services. The Company applies the following five-step revenue recognition model in accounting for its revenue arrangements:

●	Identification of the contract(s) with the customer, including whether collectability of the consideration is probable by considering the customers’ ability and intention to pay;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Contract receivables are recorded at the invoiced amount and are uncollateralized, non-interest-bearing client obligations. Provisions for estimated uncollectible accounts receivable are made for individual accounts based upon specific facts and circumstances including criteria such as their age, amount, and client standing.

Stock-Based Compensation

The Company follows the requirements of FASB ASC 718-10-10, Share-Based Payments with regards to stock-based compensation issued to employees and non-employees. The Company has agreements and arrangements that call for stock to be awarded to employees and consultants at various times as compensation and periodic bonuses. The expense for this stock-based compensation is equal to the fair value of the stock price on the day the stock was awarded multiplied by the number of shares awarded. The Company utilized a 409A valuation to determine the value of the Company’s common stock on the date of issuance. The Company has a relatively low forfeiture rate of stock-based compensation, and forfeitures are recognized as they occur.

The valuation methodology used to determine the fair value of options issued during the period is the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including the volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options. Due to the Company’s limited historical data related to employee share option exercise behavior, the Company has elected to use the “simplified” method as permitted by Staff Accounting Bulletin No. 110 for its “plain vanilla” stock option grants. Risk-free interest rates are calculated based on continuously compounded risk-free rates for the appropriate term. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on its common stock. The expected forfeiture rate is estimated based on management’s best assessment.

Estimated volatility is a measure of the amount by which the Company’s asset price is expected to fluctuate each year during the expected life of the award. ROC did not have sufficient history as it was a private company and therefore utilized the volatility of peer companies

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and to comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Following this offering, we expect to be an emerging growth company and will have the benefit of the extended transition period. We intend to take advantage of the benefits of this extended transition period.

Recent Accounting Pronouncements

In March 2023, the FASB issued ASU 2023-01, “Leases (Topic 842): Common Control Arrangements.” The new accounting rules require that leasehold improvements associated with common control leases be amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. These leases should also be accounted for as a transfer between entities under common control through an adjustment to equity if, and when, the lessee no longer controls the use of the underlying asset. The Company adopted ASU 2023-01 and it did not have a material impact to its Financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances reportable segment disclosure requirements primarily through expanded disclosures around significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2024. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company determined that this change does not have a material impact to the financial statements or financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of specific categories meeting a quantitative threshold within the income tax rate reconciliation, as well as disaggregation of income taxes paid by jurisdiction. This ASU, which can be applied either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the ASU and expects to include updated income tax disclosures.

On November 2024, the FASB issued Accounting Standards Update (ASU) No. 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses, which requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the financial statements. The amendments in this pronouncement will be effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently assessing the potential impacts of adoption on its financial statements and related disclosures.

BUSINESS

Executive Summary

ROC is an independent American artificial intelligence company redefining the global standard for Vision AI in identity, security, and digital forensics. Our Vision AI platform delivers real-time facial recognition, multimodal biometric verification, and AI-powered evidence analysis to the most mission-critical environments in the world — including the Fortune 1000 companies, U.S. Department of Defense, Department of Justice, state and local law enforcement, and national security agencies. ROC’s biometric algorithms are routinely ranked by National Institute of Standards and Technology (“NIST”) as the most accurate and computationally efficient globally. Our solutions outperform legacy foreign-built systems at a fraction of the cost, with faster deployment and stronger trust. As demand for trusted AI accelerates across law enforcement, defense, and regulated commercial sectors, ROC is scaling rapidly through a growing network of integrators and multi-year deals. We are expanding from a foundation of government leadership into high-growth commercial markets such as access control, physical security, and identity verification. Our international pipeline spans the Middle East, Asia–Pacific (“APAC”), and other strategic regions where national AI and identity investments are surging. With sovereign U.S. development, deep technical leadership, a vertically integrated platform, and proven field results, we believe ROC is positioned to become the category-defining leader in operational Vision AI.

Overview

ROC builds AI that sees, identifies, and interprets the physical world. Our focus is biometric identity, digital forensics, and real-time video analytics. In a market long dominated by foreign-built legacy platforms, ROC is executing a clear mission: to restore the United States as the global leader in Vision AI. We are displacing outdated, overpriced, foreign systems with American-built solutions that are leaner, more efficient, and more affordable. We believe ROC platforms routinely cost a fraction of legacy alternatives, yet deliver higher accuracy, faster deployment, and superior customer support — all while sustaining strong margins. This operational advantage is rooted in our disciplined model: we’ve never taken outside capital and we build everything with purpose and precision.

ROC has coined the term “Vision AI” — a branch of artificial intelligence focused on transforming unstructured visual data into structured, explainable insight. Vision AI is not generative or conversational. It is operational AI, built for accuracy, speed, and auditability. Whether it is deployed in a military checkpoint, a digital evidence lab, or a financial onboarding workflow, Vision AI enables real-time decisions with transparency and accountability. ROC’s product portfolio includes the following:

●	ROC SDK: All ROC Products are built on the foundation of the ROC’s Software Development Kit (ROC SDK). ROC SDK offers ROC’s ever-growing library of AI / ML developed Vision AI algorithms including biometrics (Face, Fingerprint, & Iris) and object detection models (Automated License-Plate Recognition (ALPR), Pedestrian, Vehicles, Optical Character Recognition (OCR), Weapon, and more). ROC SDK is widely used within Public Security, National Security, and Fintech use-cases.

●	ROC ABIS: ROC ABIS, ROC’s newest go-to-market product, is an enterprise-grade biometric identity system. Law enforcement can accelerate investigations with real-time matching of faces, latent prints, and ten-prints in seconds.. Modern, streamlined workflows empower examiners to tackle complex forensic challenges and ensure rapid case resolution.

●	ROC Watch: ROC Watch is a real-time or post-event video analytics platform that delivers multimodal video analytics, visitor management, and threat detection in a single pane of glass. ROC Watch is utilized within Federal agencies such as DOD, Police Departments, Airports, Schools, and Commercial Safety & Security.

●	ROC Enroll: ROC Enroll is a remote Identity Verification solution that enforces high-quality and compliant selfie facial capture, spoof-prevention (Liveness), face to ID matching, and can support an identity document verification plugin (provided by third-party providers). It can also be utilized as an extention of ROC Watch for access management or gallery enrollment. ROC Enroll is widely used by MTN (telcom) in South Africa for SIM card registration.

ROC’s algorithmic efficiency has long been a strategic advantage. Our AI models typically require only a fraction of the compute power that legacy platforms demand, allowing us to deploy faster, operate leaner, and scale without excess infrastructure. For example, an analysis published on February 20th, 2024 of the National Institute of Standards and Technology (NIST) Evaluation of Latent Fingerprint Technologies (ELFT) showed that the ROC’s latent fingerprint algorithm was capable of searching a database more than 500 times faster than every other vendor who was benchmarked. Additionally, an analysis on March 8th, 2023 of the NIST Face Recognition Vendor Test (FRVT) showed that the ROC face recognition algorithm ranked 61st out of 338 algorithms in hardware efficiency, while none of our key competitors ranked within the top 150 most efficient algorithms. Further, an analysis performed on February 15th, 2023 of the NIST Proprietary Fingerprint Template (PFT) benchmarked that the ROC fingerprint algorithms had template comparison speeds that were the fastest of any vendor, and as much as 1000x faster than certain key competitors.

This advantage has enabled us to simplify system architecture while supporting extremely large deployments through our horizontally and vertically scalable enterprise search infrastructure. ROC is routinely measured by NIST as having the most accurate and computationally efficient facial and fingerprint recognition algorithms in the world — a rare combination that enables both unmatched performance and flexible deployment. We support secure, air-gapped installations as well as cloud-native delivery, and are actively attaining Criminal Justice Information Services (“CJIS”) and related compliance standards to support our growing federal and state customer base. Our engineering team includes experts who have built mission-critical systems for the Federal Bureau of Investigation (the “FBI”) and other agencies, ensuring our platforms are secure, interoperable, and optimized for rapid integration through exposed Application Programming Interfaces (“APIs”) and robust reference applications.

While ROC was born inside the U.S. national security community, our growth now includes global financial companies, state and local public safety organizations, and large retail enterprises. as well. We are rapidly expanding in access control, identity verification, and physical security applications — particularly in high-assurance and infrastructure-critical sectors. Our commercial business is scaling through an already mature channel network, and we are seeing increasing demand from global integrators who want to deliver ROC’s technology under their own brands. Our international pipeline is significant, with especially strong momentum in the Middle East and APAC regions where governments are investing in next-generation identity and surveillance systems. These global opportunities are already driving business today and represent a substantial long-term growth vector.

On November 19th, 2019, ROC published a Code of Ethics that governed the use of our face recognition technology. To our knowledge, ROC was the first biometric vendor to adopt such a Code of Ethics governing the use of their face recognition technology. Subsequently, ROC has incorporated this Code of Ethics into our software licensing agreements to provide a contractual means for limiting access to our technology if a licensee violates our Code of Ethics. From the beginning, we believed that transparency, accountability, and technical rigor must go hand in hand. We build with fairness and explainability in mind and design for environments where decisions must be auditable and justifiable. That said, the broader landscape is also shifting. Adoption of face recognition and Vision AI tools is accelerating across law enforcement, defense, and critical infrastructure. Agencies that once hesitated are now embracing these capabilities — supported by clearer governance, better training, and stronger results. This growing acceptance comes at an ideal time for ROC. We are entering the public markets as demand is breaking open, not just for AI, but for trusted, operationally proven AI.

ROC has been deliberately built from the ground up. Every employee has been carefully selected not just for skill but for alignment with our mission. Our team combines rising stars in artificial intelligence and Vision AI with senior engineers and practitioners who have delivered large-scale systems for the U.S. government and enterprise. We believe in talent density, small teams, and high-trust environments. Every contributor matters, and every contributor is an owner. This model has not only helped us outperform technically — it has helped us retain culture, focus, and resilience while competing against far larger and better-funded companies.

Corporate History

In 2015, ROC’s three co-founders filed the initial Articles of Incorporation as a Subchapter S Corporation in the State of Virginia as Rank One Computing Corporation. In 2018, ROC filed a Statement of Conversion with updated Articles of Incorporation in the State of Colorado and issued 10,000 shares of common stock. In 2021, ROC hired Scott Swann as ROC’s CEO. In 2022, ROC filed an Amended and Restated Articles of Incorporation to effect a 1 for 10 forward stock split and increase the authorized number of shares of common stock to 200,000. In 2024, ROC revoked its Subchapter S election. In 2025, ROC formed a wholly owned single member limited liability company, ROC Federal, LLC in the State of West Virginia.

Vision, Industry, and Market Opportunity

ROC’s Vision

We believe the most important artificial intelligence systems of the next decade will not be conversational — they will be operational. They will see. They will identify. They will act. ROC was founded on the belief that artificial intelligence must be built to serve real-world missions — missions where decisions must be made quickly, accurately, and with full accountability. While others have chased generative hype, we have focused on the harder, deeper problem: making Vision AI fast, auditable, and reliable enough to operate at the tactical edge, under real-world constraints, in the most critical environments on earth.

But ROC is not only built for the edge. Our platform is architected to handle nation-scale challenges — from civil identity and immigration systems to criminal repositories, border control infrastructure, and secure digital evidence networks. We are already proving our ability to support sovereign-level operations across public safety, national identity, and defense. At the same time, our platform is powering commercial identity and analytics systems in banking, telecommunications, and e-commerce — sectors where fraud prevention, compliance, and high-speed onboarding demand accuracy, trust, and scale. And while identity is often implemented nation by nation, the future of security and digital trust will also depend on global cooperation. ROC’s platform is designed for both — scalable enough to serve entire countries, flexible enough to bridge allies, and precise enough to power the most sensitive investigations or financial transactions.

We are not just building AI. We are rebuilding the global infrastructure for identity and evidence. From facial recognition to forensic video triage, from multimodal biometrics to AI-assisted digital casework, our platform is consolidating what today exists as a fragmented patchwork of vendors into one unified capability. What used to require multiple tools, complex integrations, and manual handoffs is now becoming a single, seamless user experience. This is more than a product shift — it is a platform transformation. And unlike the bloated, foreign-built legacy systems we are replacing, ROC’s solutions are built to be affordable, efficient, and accessible without compromising performance. We believe the current generation of overpriced, siloed, and opaque platforms is collapsing under its own weight. What comes next must be leaner, faster, and far more transparent. ROC is building the platform that defines that next era.

Today, ROC operates at the intersection of several large and fast-growing technology markets – computer vision (Vision AI), biometrics, video analytics, and digital evidence management. These segments are each experiencing robust growth from 2023 through 2025 and beyond, driven by advances in artificial intelligence (AI), increasing security and efficiency demands, and expanding government and commercial use cases. Below we present an analysis of each market, including U.S. and global market size estimates, growth projections, key demand drivers, emerging use cases, and relevant regulatory or technology trends. Our discussion also highlights how ROC’s strategic strengths – alignment with national security needs, efficiency in edge computing, and a multimodal AI platform – position us to capitalize on these industry dynamics.

Collectively, we believe the total addressable market in 2025 for ROC products and services is approximately $100 billion to $116.5 billion, globally:

●	Vision AI: $26 billion - $32 billion

●	Biometrics: $52 billion - $60 billion

●	Video Analytics: $12.6 billion - $15.1 billion

●	Digital Evidence: approximately $9.4 billion

Vision AI Market

The global Vision AI market is expanding rapidly as AI-powered image and video understanding becomes mainstream across industries. In 2024, the global Vision AI market was estimated at approximately $22–25 billion. By 2025 it is forecasted to reach roughly $26–32 billion in value. Longer-term projections show continued high growth: for example, one study projects the global market to grow from about $26.6 billion in 2025 to $111.4 billion by 2033, a Compound Annual Growth Rate (“CAGR”) of roughly 19.6%. Another analysis forecasts an even higher CAGR of 27.6% during 2025–2032, reaching about $175 billion by 2032. Despite variations in forecasts, there is broad consensus that Vision AI is a high-growth segment, with double-digit annual expansion expected through the decade.

The U.S. Vision AI market represents a significant portion of this opportunity. North America holds the largest regional share of the Vision AI market, with the United States alone accounting for an estimated 18.4% of global revenue in 2023. U.S. market size is substantial and growing: for instance, the U.S. Vision AI industry was valued at approximately $6.8 billion in 2024 and is on track to nearly double to about $12.5 billion by 2030. This growth (roughly 10–15% annually in the U.S.) is driven by strong investment in AI across government and commercial sectors. Notably, North America has recently overtaken Asia-Pacific as the dominant force in the Vision AI market, reflecting increased adoption in the U.S. across applications from defense to retail.

Despite the United States leading the world in AI adoption and infrastructure, its most critical biometric screening systems still rely heavily on foreign Vision AI algorithms. This includes systems used by the FBI, the Department of Defense, the Department of State, the National Counterterrorism Center, the Department of Homeland Security, law enforcement AFIS and ABIS systems, and state DMV fraud detection programs. A French biometrics company provides fingerprint and facial recognition technology for the FBI’s NGI program, the DOD ABIS, Department of State consular systems, NCTC watchlisting, and many state and local systems. A Japanese biometrics company delivers facial biometric software for DHS entry and exit programs and CBP passenger matching, while another French biometrics company supports additional DHS identity operations. Chinese biometrics companies have significant market presence in Southeast Asia and Africa, often providing technology at extremely low cost or even free in exchange for influence and control over national security systems. Russian companies provide high accuracy facial recognition tools that are deployed globally.

Key growth drivers in Vision AI include:

●	Automation and Industry 4.0: Manufacturers and enterprises are investing in vision-based automation (for quality inspection, robotics, etc.), spurred by the need for efficiency and the maturation of deep learning. Government programs promoting automation in industries are further boosting adoption of machine vision systems.

●	Cross-sector AI Integration: Vision AI is being deployed in an expanding range of sectors – from healthcare (medical imaging diagnostics) to automotive (autonomous driving and advanced driver assistance), retail (inventory management and shopper analytics), and security (surveillance and threat detection). This broad applicability drives robust demand globally.

●	Advances in AI Technology: Ongoing improvements in algorithms (e.g. convolutional neural networks, deep learning) and the availability of large training datasets have significantly improved accuracy, enabling new use cases and better performance in challenging conditions. These technical advances continually expand what Vision AI systems can reliably do, encouraging further investments.

●	National Security and Defense Needs: Defense, intelligence, and law enforcement agencies are major adopters of Vision AI for applications such as aerial reconnaissance, autonomous drones, and video surveillance analytics. Government demand for domestically developed, secure Vision AI solutions is rising in light of national security concerns and restrictions on foreign-made AI technology. Public-sector use (alongside smart city initiatives and border security programs) contributes substantially to U.S. market growth, aligning with ROC’s focus on U.S. national security customers.

Emerging use cases are driving incremental growth. For example, in smart cities, Vision AI systems monitor traffic, detect accidents, and enhance public safety. In retail, Vision AI is used for frictionless checkout and shelf stock analysis. Facial recognition and object detection in live video streams are now deployed for access control and threat monitoring in airports, schools, and businesses. Such applications illustrate the proliferation of Vision AI into everyday infrastructure. Notably, the object detection sub-segment is expected to be one of the fastest-growing in coming years, as organizations seek real-time situational awareness from video data.

Technology and regulatory trends are shaping the Vision AI landscape. One significant trend is the shift toward edge computing – moving vision AI processing from cloud data centers to local devices and cameras for lower latency and improved privacy. Modern deployments often demand runtime efficiency on edge hardware (such as surveillance cameras, drones, or mobile devices) rather than reliance on constant cloud connectivity. This plays to ROC’s strength in efficiency at the edge, as our algorithms are optimized for high performance on-device. Indeed, the edge-enabled portion of the video analytics market is projected to grow at approximately 34% annually, far outpacing overall market growth, as organizations embrace on-premise and on-device AI to reduce bandwidth costs and address data sovereignty concerns. Another trend is convergence of multimodal AI – combining Vision AI with other sensor inputs (such as audio or biometrics) to enrich analysis. Our multimodal platform approach aligns with this, allowing clients to integrate face recognition, object tracking, and other modalities in one solution.

Regulatory factors are also coming into focus. There is increasing scrutiny on the use of AI and surveillance. For example, the European Union’s proposed AI Act and various state-level laws in the U.S. aim to ensure transparency and accountability in AI systems, especially those used for facial recognition or security monitoring. Privacy regulations (like the GDPR and U.S. state privacy acts) impose requirements on handling image data, requiring vendors to build compliance (data anonymization, consent management, etc.) into their vision solutions. While such regulations could moderate certain uses (e.g. restricting facial recognition in public spaces), they are also expected to favor vendors with ethical practices and high accuracy. ROC’s focus on accuracy and its U.S.-made, privacy-conscious technology is a strategic asset as customers navigate these regulatory expectations. Overall, the Vision AI market’s growth trajectory remains strong, underpinned by technological advancement and expanding use cases, and our edge-efficient, security-aligned platform is well positioned to benefit from these trends.

Biometrics Market

The global biometrics market – which includes facial recognition, fingerprint, iris, voice recognition and other identity technologies – is experiencing robust expansion, underpinned by rising security demands and widespread adoption in both government and consumer applications. In 2024 the global biometrics market reached an estimated $45–47 billion in revenue. By 2025, it is projected around $52–60 billion. One analysis forecasts the market to grow from $45.18 billion in 2024 to $52.64 billion in 2025, a single-year growth of about 16.5%. Looking further ahead, the market is expected to continue on a double-digit growth trajectory; for example, forecasts show a rise to approximately $93–140 billion by 2030, implying mid-teens annual CAGR over the rest of the decade. Another study projects growth at about 15.3% CAGR from 2023 to 2032, with the market surpassing $140 billion by 2032. This sustained growth outlook reflects how integral biometrics have become in modern security, fintech, and identity systems worldwide.

The U.S. biometrics market is one of the leading national markets, fueled by strong government and commercial uptake of biometric technologies. In 2023, the U.S. biometric technology market generated approximately $7.6 billion in revenue, accounting for about 18% of the global market. U.S. biometrics spending is forecast to accelerate with roughly 18% CAGR through 2030, reaching an estimated $24+ billion by 2030. This suggests the U.S. market could approach an approximately $10 billion annual run-rate by the mid-2020s, given current growth rates. North America as a whole is currently the largest regional market for biometrics, ahead of Asia-Pacific. Key U.S. growth drivers include federal and local government programs (e.g. enhanced border control systems, FBI Next Generation Identification upgrades), financial services deploying biometrics for fraud prevention, and the private sector’s embrace of biometric access control and authentication. ROC’s national security alignment is pertinent here – U.S. government and defense agencies are major buyers of biometric solutions for homeland security and military applications, and there is increasing preference for American-made, reliable technology in these sensitive deployments.

Key demand drivers in biometrics include:

●	Security and Fraud Prevention Needs: Heightened security concerns globally – from identity theft and cybercrime to terrorism – are driving organizations to adopt biometrics as a more secure alternative to passwords, PINs, or ID cards. Governments have initiated programs for e-passports, national ID systems, and border security that rely on fingerprint and facial recognition at scale. Financial institutions and enterprises are similarly integrating biometric authentication (fingerprint, face or voice ID) to secure banking apps, payment systems, and physical access, responding to rising cyber threats and fraud attempts. This fundamental need for robust identity verification underpins steady demand growth.

●	Government Programs and Regulation: Many governments are actively investing in biometric deployments for public safety and administrative efficiency. Examples include nationwide digital ID initiatives (such as India’s Aadhaar program or biometric voter registration in various countries), as well as mandates for stronger identity checks in immigration and air travel. In the U.S., government initiatives and funding (e.g. through U.S. Department of Homeland Security or Department of Defense) have expanded the use of biometrics in law enforcement and military contexts. These public-sector programs not only contribute directly to market growth but also build public acceptance of biometrics.

●	Consumer Electronics Integration: The incorporation of biometric sensors in consumer devices has exploded – nearly all modern smartphones now include fingerprint scanners or facial recognition for user authentication. This trend normalized biometrics for millions of consumers and has significantly enlarged the market. The low cost of these sensors and the convenience of biometric unlocking have driven adoption in phones, laptops, smart home devices, and even vehicles. As a result, biometric technology in consumer electronics has become a major segment, contributing to market scale and habituating users to biometric security in other domains (banking apps, building entry, etc.).

●	Multimodal Biometrics for Accuracy: Organizations are increasingly deploying multimodal biometric systems– using a combination of biometric modalities (e.g., face + fingerprint, or voice + iris) – to achieve higher accuracy and reliability. Combining modalities can compensate for limitations of any single method (for instance, if a face image is poor quality, a fingerprint can verify identity, and vice versa). This approach is especially favored in high-security environments. According to industry research, adoption of multimodal biometric solutions is on the rise, increasing from 16% of organizations in 2023 to 22% in 2024. The growing interest in multimodal systems plays to ROC’s strength in multimodal platform delivery, as our software natively supports face, fingerprint, and iris recognition in one unified solution.

With these drivers in place, emerging use cases for biometrics are expanding beyond traditional security. In financial services, biometrics are used for seamless customer onboarding (eKYC) and transaction authentication (e.g. facial recognition for mobile payments). In healthcare, hospitals use biometrics to verify patient identity and secure access to health records. Workplaces are replacing badge swipes with facial or iris scans for attendance and secure entry. Even the travel industry is rolling out biometric boarding gates and luggage drop-offs to improve passenger flow. Each new application domain introduces biometrics to a wider user base, reinforcing the overall market growth.

Several market dynamics and trends are notable in biometrics. One is the emphasis on privacy and data protection. As biometric data (like fingerprints or face templates) becomes widespread, regulators are enacting laws to protect it. For example, the Illinois Biometric Information Privacy Act (the “BIPA”) in the U.S. imposes strict requirements on private companies collecting biometrics, and Europe’s GDPR treats biometrics as sensitive data. These regulations are prompting the industry to adopt privacy-by-design practices – e.g., on-device processing (so raw biometrics are not sent to the cloud), data encryption, and user consent frameworks. ROC’s efficient edge algorithms address this by enabling biometric matching to occur locally on devices or secure servers, minimizing data exposure. Likewise, accuracy and bias mitigation have become crucial: there is growing regulatory and public scrutiny to ensure facial recognition algorithms are unbiased and accurate across demographics. ROC’s top-tier accuracy (as evidenced by NIST evaluations) and ethical AI approach position us well as clients demand compliant, high-performing solutions.

Another trend is Biometrics-as-a-Service (BaaS) and cloud platforms for biometrics. Enterprises that do not want on-premise infrastructure are turning to cloud-based biometric APIs for functions like identity verification. This is expanding the market to new users (e.g., online retailers adding fingerprint login via a service). ROC’s flexible deployment models – on-premise for sensitive government clients or cloud/containerized for commercial clients – align with this shift. Finally, the convergence of biometrics with broader digital identity ecosystems is accelerating. Biometrics are increasingly used alongside digital wallets and identity documents for a holistic ID solution (for instance, using face recognition to unlock a mobile driver’s license app). This convergence is creating opportunities for platforms that can handle multimodal inputs and integrate with various identity data sources. Overall, the biometrics market’s strong growth is underpinned by its central role in security and convenience, and ROC’s strengths in multimodal, high-accuracy and edge-capable biometrics align tightly with where the industry is headed.

Video Analytics Market

The video analytics market – comprising AI-driven analysis of video feeds for security, surveillance, and business intelligence – is experiencing rapid growth as organizations increasingly seek to extract actionable insights from the vast amounts of video data being collected. Globally, the video analytics market was valued around $10–12 billion in 2024. This market is on a steep upward trajectory: it is projected to reach approximately $12.6–15.1 billion in 2025, and further to about $50–95 billion by 2032–2034 according to various forecasts. For example, Fortune Business Insights estimates the global market will grow at a 22.0% CAGR from 2025 to 2032, reaching $50.8 billion by 2032. An even longer-range analysis by Precedence Research projects the market to expand at roughly 22.6% CAGR through 2034, ultimately hitting $94.5 billion by 2034. In summary, industry analysts expect roughly a 20–23% annual growth rate in the video analytics sector over the next several years, making it one of the fastest-growing areas of the AI market.

Within this, the U.S. video analytics market is particularly significant and is growing briskly. North America led the world with about 40% of the global video analytics market share in 2024. The United States, as the largest contributor in North America, had an estimated market size of $3.45 billion in 2024. U.S. video analytics revenue is forecast to grow at approximately 22–23% CAGR going forward, in line with global trends, reaching around $7–8+ billion by 2027 and approximately $27 billion by 2034. This high growth is fueled by the widespread deployment of AI analytics in security systems across U.S. cities, airports, retail stores, and federal projects. In fact, the United States currently utilizes video analytics more than any other country, thanks to strong enterprise investment and public sector spending on smart surveillance. Major U.S.-based technology players and defense integrators in this space (e.g. Cisco, IBM, Motorola Solutions/Avigilon) further catalyze domestic adoption through innovation and large project rollouts. ROC’s close alignment with U.S. government and law enforcement needs – a segment that heavily uses video analytics for threat detection and situational awareness – gives us strategic advantage in this growing home market.

Key demand drivers in video analytics include:

●	Security and Public Safety Requirements: Security is the original and still primary driver for video analytics adoption. Government agencies, law enforcement, and private enterprises are increasingly relying on AI to monitor surveillance cameras in real time for threats – such as detecting intruders, unattended packages, or anomalous behaviors automatically. The government sector holds a major share of the video analytics market, as public safety initiatives (smart city surveillance, border security cameras, etc.) invest heavily in AI-driven video monitoring. Likewise, critical infrastructure (airports, transit systems, utilities) and commercial buildings are deploying video analytics for intrusion detection and incident response. This pervasive need for enhanced security and rapid incident detection is a fundamental growth engine for the industry.

●	Proliferation of Video Data and Cameras: The sheer number of video cameras in use (from Closed Circuit Television (“CCTV”) networks to body-worn cameras and mobile devices) has exploded, creating massive volumes of video data that far exceed humans’ capacity to monitor in real time. Estimates suggest tens of millions of surveillance cameras are active globally, generating an ever-growing stream of footage. Organizations are turning to AI analytics to filter and interpret video data at scale, whether it’s for identifying traffic congestion on city streets or analyzing shopper movements in a store. The need to derive value from this data deluge – turning raw video into actionable alerts or business intelligence – is a core market driver. In the U.S., for example, it’s noted that 80% of all criminal cases involve video evidence in some form, underscoring the demand for tools to efficiently analyze video.

●	Advancements in AI Accuracy: Recent advances in Vision AI algorithms (e.g. deep learning-based object recognition) have greatly improved the accuracy and reliability of video analytics, making them more viable to deploy. Modern systems can track individuals across multiple cameras, recognize faces or license plates with high accuracy, and even detect behaviors (fights, falls, etc.) that previously would have been too complex to automate. These improvements reduce false alarms and build end-user trust in automated analytics, encouraging wider adoption in security operations centers and beyond. Key companies in the field continuously refine algorithms for scenarios like low-light or crowded environments, expanding the range of deployable use cases.

●	Operational Insights and ROI: Beyond security, many organizations are adopting video analytics for the operational and business insights they provide. For instance, retailers use video analytics to measure foot traffic patterns, dwell times, and product engagement in stores to optimize layouts and marketing. Transportation authorities apply analytics for traffic flow management and incident detection on roads. Healthcare facilities use them to monitor patient falls or identify when sanitation is needed in a room. These use cases deliver tangible ROI by improving efficiency, safety, or customer experience. The rising demand for such real-time insights – e.g. using cameras not just as passive recorders but active sensors for data – is broadening the market. One key trend is the growth of behavioral analytics that go beyond simple motion detection to interpret complex behaviors (for example, identifying if someone is loitering versus simply passing by). This new frontier of value extraction from video is convincing more enterprises to invest in AI analytics.

In terms of emerging trends and use cases, an important development is the integration of video analytics with cloud and edge computing architectures. Many organizations are shifting from purely on-premise video management to hybrid models where some analytics run on camera devices or edge gateways (for immediate response), while heavier processing or aggregated trend analysis runs in cloud platforms. This allows scalability and flexibility – routine tasks can be handled at the edge, reducing bandwidth usage, while cloud systems can apply deeper analytics or archival searches. ROC’s strength in delivering efficient analytics on the edge (e.g. on cameras or mobile devices) aligns with this trend; our solutions can run AI on low-power devices, enabling real-time alerts even when connectivity is limited. Industry forecasts specifically highlight edge-enabled video analytics as a high-growth subsegment (projected approximately $75 billion by 2030 from just $5 billion in 2021), reflecting how vital edge computing is becoming in this market.

Another trend is consolidation and platformization. Initially, the video analytics space saw many niche vendors offering point solutions (license plate recognition, people counting, etc.), but we are now seeing consolidation into more comprehensive platforms. Customers (especially large city or enterprise deployments) prefer integrated suites that can handle multiple analytics functions and camera types under one umbrella. This favors companies like ROC that offer a broad multimodal analytics platform – for example, our software can perform facial recognition, object detection, and forensic video search in one system, whereas a piecemeal approach would require several separate tools. The trend toward unified video analytics and evidence platforms (often tying into video management systems, VMS, used by security teams) plays to our advantage as a one-stop provider.

Regulatory and societal factors also affect the video analytics domain. Public privacy concerns are leading to calls for transparency in how video AI is used. Cities deploying facial recognition in cameras, for instance, have encountered pushback leading to moratoriums in some jurisdictions. We anticipate regulations may require measures like bias testing of algorithms, audit logs for how AI alerts are generated, and perhaps restrictions on certain uses (e.g. real-time face ID in public without warrants). At the same time, regulatory mandates can drive adoption: a growing number of local laws require retention and review of surveillance footage (for accountability), which in practice necessitates intelligent video management. For example, several U.S. states now mandate police body-worn cameras and proper handling of the footage, greatly expanding the volume of video that departments must review and store – a challenge that practically demands advanced video analytics and evidence management tools. ROC’s focus on lawful, transparent AI (we deliver audit capabilities and high-accuracy algorithms to minimize misidentifications) and our strong public safety domain knowledge position us to navigate these regulatory trends. In summary, the video analytics market is expected to continue its strong growth, driven by security imperatives and expanding analytic applications, and ROC’s efficient, comprehensive edge analytics platform is aligned with the key technological and market shifts in this sector.

Digital Evidence Management Market

The digital evidence management market involves software and cloud solutions used by law enforcement, legal agencies, and enterprises to store, manage, analyze, and secure digital evidence. This includes handling data such as surveillance videos, body-camera footage, audio recordings, photos, and electronic documents in a manner that preserves integrity for investigations and court proceedings. With the surge of digital data in policing and compliance, this market has grown into a substantial segment on its own. In 2023, the global digital evidence management (“DEM”) market was valued around $7.5–7.7 billion. It has been growing at a healthy pace and is expected to reach roughly $8.4–8.5 billion in 2024 and $9.4 billion in 2025. The short-term growth from 2024 to 2025 is estimated at about 12%, and this strong momentum is projected to continue. Looking further out, forecasts predict the global DEM market to climb to approximately $13–15 billion by 2028–2029, and around $19–23+ billion by the early 2030s, equating to a solid double-digit CAGR in the 10–12% range over the next decade. For example, The Business Research Company projects the market to grow at 11.9% CAGR through 2029, reaching $14.8 billion in 2029, while other analysts looking out to 2032–2033 see growth continuing at similar rates to over $19 billion. This indicates a steady and resilient expansion, as managing digital evidence has become mission-critical for modern policing and regulatory compliance.

The U.S. market for digital evidence management is a major component of the global total, given the large number of law enforcement agencies and the early adoption of body cameras and digital forensic tools in the United States. North America is currently the largest regional market for digital evidence management solutions This leadership is due in part to U.S. public safety agencies investing heavily in body-worn cameras, dashcams, and cloud-based evidence systems in recent years. While exact U.S.-only market size figures for 2023–2025 are less reported, North America’s dominance suggests the U.S. accounts for a significant share (likely on the order of one-third to half of global demand). For context, industry reports note that the global body-worn camera and DEM market reached about $1.85 billion in 2023, much of which is U.S.-driven. Eight U.S. states now have laws mandating police use of body cameras, which directly expands the need for digital evidence storage and analysis. Moreover, leading vendors in this space are U.S.-based (for example, Axon (formerly Taser International) provides the dominant cloud evidence platform for police, and companies like Motorola Solutions and Safe Fleet are key providers), underscoring U.S. market strength. We expect the U.S. will remain a growth engine for DEM, as more agencies phase out old manual evidence processes in favor of modern digital management systems. ROC’s national security alignment and relationships in U.S. law enforcement technology position us well in this regard – our solutions can complement and integrate with digital evidence platforms, adding AI-driven analysis (e.g. face recognition in forensic video) to the evidence management workflow.

Demand drivers in digital evidence management are primarily rooted in the increasing volume and importance of digital evidence in both criminal justice and corporate settings:

●	Proliferation of Digital Media in Policing: Police and investigative agencies are collecting far more digital evidence than ever before – including high-definition video from body-worn cameras, CCTV footage from crime scenes, audio recordings of interviews, smartphone data extractions, and digital photos. This surge is straining traditional methods of managing evidence (like manual cataloguing or local DVDs). There is a critical need for scalable systems to ingest, catalog, securely store, and easily retrieve this data. For instance, each police officer with a body camera can generate several gigabytes of video per shift, and investigations often involve pulling footage from numerous cameras. Digital evidence management solutions meet this need by providing centralized, searchable repositories and ensuring chain-of-custody tracking for each file. The push for transparency and accountability in law enforcement (e.g. documenting encounters via video) further accelerates this trend, as evidenced by the widespread adoption of body cams across departments.

●	Cybercrime and Digital Investigations: Beyond physical-world video, cybercrime investigations produce large quantities of digital evidence – such as logs, emails, and seized device data – that must be managed and analyzed. The rise in cyber fraud and incidents (for example, financial cybercrime losses in the U.S. hit $8.8 billion in 2022, up over 30% from the prior year) is driving demand for systems to handle digital forensic evidence. Law enforcement agencies and even private enterprises need platforms to organize evidence from computer forensics (hard drives, cloud accounts) in a way that maintains evidentiary integrity for court. This convergence of cyber/digital forensics with traditional evidence management is expanding the market’s scope.

●	Regulatory Compliance and Legal Requirements: Stricter regulations and standards regarding evidence handling are compelling agencies to upgrade their capabilities. Courts and prosecutors now expect video and digital evidence to be readily accessible and properly authenticated. In many jurisdictions, there are mandates on how long certain recordings (e.g. police footage) must be retained and how they should be redacted for privacy when released. Failing to manage digital evidence properly can result in legal challenges or lost cases. Therefore, agencies invest in DEM solutions to ensure compliance with evidence laws and data retention policies, and to produce audit trails that demonstrate evidence has not been tampered with. Similarly, in corporate settings (like financial institutions or companies subject to e-discovery), compliance requirements drive adoption of secure digital evidence archiving.

●	Efficiency and Interagency Collaboration: Modern DEM systems greatly improve efficiency by allowing quick search and sharing of evidence among authorized parties. This is a driver as agencies grapple with labor-intensive manual evidence review. For example, instead of an officer spending hours reviewing footage for an incident, video analytics (a feature of some DEM systems) can automatically flag relevant segments. Additionally, large investigations often involve multiple agencies – a digital evidence platform enables seamless (and logged) sharing of files between police, prosecutors, and defense attorneys in a secure manner. The push for interagency data sharing in the justice system (for instance, cloud-based evidence portals accessible by both police and prosecutors) is encouraging agencies to adopt standardized digital evidence solutions. This demand for efficiency and collaboration is increasing, especially as high-profile cases often require sifting through terabytes of video or data.

Given these drivers, emerging use cases and trends in the DEM market include the integration of advanced analytics and cloud technologies. There is a trend toward embedding AI analytics within evidence management platforms – for example, using face recognition or object detection to automatically index video evidence so investigators can quickly search for a suspect across hours of footage. ROC’s technology contributes here: our algorithms can process video evidence within these systems to identify persons of interest or to redact faces for privacy when releasing footage, adding significant value to the raw storage function of DEM. Another trend is the migration to cloud-based evidence management. Traditionally, evidence was stored on DVDs or on-premises servers, but now many agencies are moving to CJIS-compliant cloud solutions (such as Axon Evidence.com or similar) that offer scalability and remote access. Cloud deployments allow evidence to be accessible “anytime, anywhere” with proper credentials, which proved especially useful during the pandemic and continues to be attractive for distributed law enforcement operations. This has been a major driver for market growth as well, since cloud-based models often operate on subscription, making it easier for smaller agencies to come on board without large upfront IT investments. However, this shift also raises the importance of data security – DEM vendors emphasize encryption and compliance to ensure evidence is secure in the cloud. We anticipate continued growth in cloud and hybrid evidence management models, and ROC’s software is designed to integrate with both on-premise and cloud workflows, aligning with this trend.

On the regulatory side, as mentioned, mandates like body-worn camera requirements in various states directly boost this market. There is also likely to be increasing standardization and certification around digital evidence handling (for example, standards for hashing evidence files to verify integrity, or accreditation of cloud evidence systems for law enforcement use). These create a need for vendors to meet high reliability and security benchmarks. ROC’s focus on national security and law enforcement means we are attuned to these requirements – for instance, our software can operate within air-gapped secure networks and produce logs that support evidentiary standards, which is attractive to government clients facing stringent regulations.

Finally, a noteworthy trend is the convergence of digital evidence management with biometrics and video analytics – essentially building end-to-end solutions from evidence capture to analysis. Agencies increasingly seek a unified platform where, for example, a piece of video evidence can be instantly analyzed for faces or objects and then tagged for easy retrieval in an investigation. ROC’s multimodal analytics abilities position us well in this converging landscape. We can augment digital evidence systems with face recognition (one of our core offerings) to automatically identify individuals across an archive of video evidence, or with AI object search to find vehicles, etc., thereby significantly enhancing the utility of stored evidence. We view this convergence as a key opportunity: the industry is moving toward comprehensive digital policing platforms that incorporate collection, management, and analytic exploitation of evidence. Our edge-efficient algorithms and multimodal approach can plug into these systems, fulfilling agencies’ desire for one integrated solution that covers everything from capturing evidence to drawing investigative insights from it.

In summary, across all four segments – Vision AI, biometrics, video analytics, and digital evidence management – the market dynamics from 2023 through 2025 are characterized by strong growth and evolving needs that align closely with ROC’s strengths. Global and U.S. market sizes in each area are expanding at double-digit CAGRs, fueled by technological advancements and urgent demand for AI-driven security and automation solutions. Key drivers (security requirements, data proliferation, automation, and efficiency imperatives) and emerging uses (from smart cities to forensic analytics) are creating a fertile environment for growth. We expect regulatory developments to continue shaping these markets, with increasing emphasis on trusted, ethical, and high-performance solutions – precisely the space where ROC focuses. With our American-made, security-centric approach, edge computing efficiency, and multimodal AI platform, we believe we are uniquely positioned to capitalize on these trends. We can serve the growing call for AI at the edge in vision applications, deliver the multi-biometric capabilities that customers increasingly require, and integrate into the digital evidence ecosystems that law enforcement and others are building. This alignment with market direction provides a strong foundation for our growth as we pursue an IPO and beyond, giving investors insight into the considerable market opportunity we are targeting and our strategic fit within it.

Sources: Global and U.S. market size estimates and CAGRs are drawn from industry research and forecasts for 2023–2025 and beyond. Key trends and drivers are supported by recent analyses highlighting technology adoption and sector demand factors. These data points underscore the robust growth and dynamic environment in which ROC operates, as detailed in the above industry analysis.

Our Competitive Strengths

Our greatest strength is the caliber of our team - executive leadership (with decades of experience in computer vision and machine learning algorithms, software engineering, and national security), our career professionals (Ph.D.’s in Computer Science and software engineers with multi-decade careers in systems deployment and government research), and our junior team members (elite talent with demonstrated capacity to become future organizational leaders). Our team is built on connections that have spanned long before ROC was ever founded. There is trust and deep connection across our team, which has resulted in the long-term 95% retention of our key talent. Our team further offers us an extreme edge in the recruitment of additional talent as ROC grows.

The byproduct of the caliber of our team is a compounding set of additional competitive strengths that grow each year through the strategic knowledge of customer requirements in national security and public safety sectors possessed by our Chief Executive Officer (“CEO”) and others key leaders. In turn, these requirements and roadmaps fuel our product features which are executed by the research and engineering teams (led by our cofounders and other key leaders). Together, we have been able to build products from the ground up that are designed for mission impact and deliver products that work in the environments where it matters most. Our ability to consistently outperform incumbent vendors, integrate across use cases, and remain cost-efficient gives us a unique position as both a category leader and category disruptor. Across sectors and continents, we are earning trust not just for our performance, but for the way we operate — with precision, accountability, and integrity.

More specifically, there are five key competitive strengths of our business.

First, our products are differentiated through architectural and algorithmic efficiency that directly translates into operational and economic advantages. ROC’s AI models consistently rank among the most accurate and efficient in global government benchmarks, enabling our solutions to perform under constraints where others cannot. Our software can run on smaller, lower-power devices — including mobile systems and edge appliances — without sacrificing performance. That means ROC can deliver identity and visual intelligence at the point of capture, in the field, without relying on constant cloud access or expensive infrastructure. This capability is critical to our customers in defense, public safety, and frontline commercial operations, where connectivity is limited and real-time decision-making is essential. It also translates into lower infrastructure costs, making our solutions attractive not just for their speed and accuracy, but for their long-term affordability and efficiency.

Second, we are not simply a software vendor — we are a platform company. Our system is built from the ground up to unify what has long been fragmented use cases in identity systems and analytics. In the past, for example, governments and enterprises needed one or more vendors for multi-biometrics algorithms (face, finger, iris), another vendor for computer vision algorithms such as license plate recognition or threat detection (e.g., weapons detection). Further, the applications systems to deploy these core algorithms are often fragmented across different vendor. ROC consolidates all of these capabilities into a single growing platform that enables wide ranging use-cases from real-time video analytics, national and enterprise scale identification systems, mobile identity verification, and analysis of forensic evidence. Further, our software is designed to easily integrate and operate alongside legacy technologies and systems. All together this means fewer contracts, fewer integration headaches, and a dramatically improved user experience for mission operators. Our modular platform can be deployed on the cloud, on-premises, or on the tactical edge, and integrates easily with existing systems. For many customers, this is the first time they can manage identity, video, and investigative intelligence from a single pane of glass. Most importantly, this architecture is built to scale. ROC powers large-scale enterprise deployments across private and public cloud environments with significantly less infrastructure overhead than our competitors. Whether supporting a single agency or an entire nation, our platform offers the flexibility, performance, and efficiency to meet the mission at any scale.

Third, we are proudly and entirely U.S.-built. While we license our technology globally, our primary customer markets are in the U.S., and these markets have long been dominated by foreign providers and black-box AI models. ROC offers an alternative that is transparent, accountable, and aligned with U.S. national security priorities. Our software is developed and maintained in the United States, with no offshore dependencies. We have earned the trust of customers who operate in the most sensitive environments in the world, including major components of the U.S. Department of Defense, Department of Justice, and Intelligence Community. These institutions do not just buy software, they invest in partners who can meet the highest bars for explainability, privacy, and lawful deployment. We do not take that responsibility lightly. In fact, ROC was the first facial recognition company in the United States to publish an ethics position paper. We believe transparency builds trust, and trust builds markets.

Fourth, we are designed to be affordable — not by compromising on performance, but by eliminating unnecessary bloat. ROC has never taken venture capital or debt financing. Unlike many competitors weighed down by too much reliance on investor capital, inflated overhead, or long repayment schedules, our organic growth has allowed us to stay lean, generally profitable, and focused on delivering maximum value to our customers. The efficiency required to operate our business in a cashflow positive manner for the last decade means we know we can generally build our software at less cost and higher effectiveness than our competitors. And this allows us to deliver enterprise-grade systems at a fraction of the cost of legacy vendors. Combined with our algorithmic efficiency, which minimizes compute requirements and infrastructure overhead, ROC delivers one of the lowest total costs of ownership in the market. That matters not only to resource-constrained government agencies and mid-sized enterprises, but also to global partners building large-scale identity and evidence ecosystems. We give our customers more performance, more transparency, and more control — for less.

Finally, we believe that competitive strength starts with people. ROC was built by engineers and practitioners who have spent their careers designing and delivering mission-critical systems. Many of our team members come from the FBI, the military, and top AI research labs. Nearly half of our Company consists of software engineers, with more than 20% holding advanced degrees in artificial intelligence related specialties like machine learning. That technical density enables us to move fast, build securely, and outperform on the hardest problems. Our leadership team combines startup grit with government credibility, and our culture emphasizes shared mission, long-term thinking, and operational discipline. We have remained profitable without raising outside capital and have maintained extremely low turnover, even while scaling. This is not accidental — it’s a reflection of the purpose and pride that defines our work. Our customers feel that difference in every interaction.

Taken together, these strengths — technical, architectural, operational, and cultural — give us a unique and defensible position in the rapidly expanding market for identity and visual intelligence. We are not chasing hype cycles. We are building the infrastructure of trust in the AI era.

Our Challenges

As ROC scales from an organically grown, component-led company into a platform leader in operational AI, we face a series of strategic, operational, and financial challenges that must be addressed with discipline and foresight. While we are confident in the strength of our technology, culture, and customer relationships, we also recognize that our next phase of growth brings new complexities that demand focus and agility.

1. Navigating Rapid Growth While Preserving Culture and Performance

ROC has grown significantly in recent years, and we expect this acceleration to continue. Our transition from a lean, component-driven company to a full-stack platform provider — with global customers and increasingly large contracts — is putting pressure on our internal systems, processes, and team dynamics. As we scale our product offerings and customer base, we must continue to invest in infrastructure, hire talent at a high bar, and maintain the cultural DNA that has powered our success to date. Failure to do so could lead to operational inefficiencies, talent dilution, or delays in execution.

Managing this growth requires thoughtful organizational design. We must preserve the responsiveness and technical rigor that define ROC, even as we adopt more formal structures around delivery, compliance, and quality assurance. We believe we can scale without becoming bureaucratic, but this will require continual calibration of our processes and priorities.

2. Scaling Annual Recurring Revenue (“ARR”) Across Government and Commercial Sectors

To date, much of ROC’s revenue has been earned through a high volume of smaller contracts — pilot programs, phased deployments, or integrations scoped to single use cases or agencies. While this approach has built strong technical credibility and fostered deep customer relationships across multiple government segments, it has also led to lumpy, non-recurring revenue streams that limit predictability and scale.

We believe the next stage of ROC’s growth will be driven by larger, multi-year government contracts. These engagements will provide stronger ARR foundations, longer contract terms, and higher dollar values per customer. However, a key challenge remains: securing our first wave of anchor reference accounts for full-scale national systems. While we are deeply embedded with many government customers today, these engagements have yet to convert into the flagship, multi-year programs that will define our ARR trajectory. Winning that first set of major, referenceable deployments — particularly in civil ID, public safety, and defense intelligence — is a strategic imperative.

We do not believe this opportunity lies solely in the commercial sector. While our commercial ARR is growing steadily, we anticipate that our federal sector — particularly at the intersection of national security, digital evidence, and identity infrastructure — will unlock larger and more sustained revenue opportunities than any we have seen before. In anticipation of this growth, we recently launched ROC Federal, a wholly owned subsidiary designed to manage sensitive U.S. government programs with enhanced focus and operational discipline. ROC Federal allows us to better isolate classified or sensitive workstreams, maintain rigorous security controls, and operate with the dedicated compliance posture expected by U.S. federal customers. This structure positions us to pursue larger federal contracts with greater agility, scalability, and assurance.

At the same time, our commercial sector brings a different set of challenges. As we transition from selling high-performance biometric components to offering complete platforms — for access control, identity verification, and digital case management — we must compete against both incumbent vendors and internal development teams within large enterprises. Commercial customers often evaluate pricing, integration ease, and support differently than public sector clients. Many of our commercial wins to date have come through channels and integrators, which we will continue to support. But to scale recurring revenue, we must evolve our go-to-market model, emphasize product-led growth strategies, and invest in post-sales success and renewal. The shift from component licensing to full solution sales — and from upfront fees to SaaS and managed services — is an organizational and operational transformation that will take time to fully realize.

3. Winning in a Fragmented and Competitive Market

We operate across several highly competitive technology segments, including biometrics, computer vision, and digital evidence management. Many of our competitors are significantly larger, have deeper entrenchment in government contracts, and/or have operated for years with limited competition due to inertia in procurement processes. While these incumbents have long dominated identity infrastructure and surveillance markets, they are increasingly vulnerable, and ROC is well positioned to challenge them.

In many ways, the legacy players have made our opportunity easier. Several have significantly reduced investment in research and innovation. Their product portfolios are aging, and many rely on monolithic architectures that are expensive to scale and difficult to integrate. Customer satisfaction across these legacy platforms is declining — with persistent complaints around licensing complexity, slow delivery timelines, poor support, and outdated UI/UX design. We are regularly approached by former customers of these providers looking for faster, more transparent, and mission-aligned alternatives.

Yet even in this environment, displacing an incumbent remains difficult. Government agencies and large enterprises often favor the status quo, especially when switching platforms requires retraining, re-certification, or data migration. In the public sector in particular, change requires leadership — and in many cases, courage. Despite clear performance and cost advantages, ROC still encounters instances where agencies bypass competitive bidding in favor of sole-source justifications to foreign providers. These decisions often reflect outdated assumptions or perceived risk mitigation, but they have real consequences: reinforcing dependency on foreign black-box systems and denying emerging U.S. platforms the opportunity to compete on merit.

We do not accept this dynamic as inevitable. ROC is committed to working constructively with government buyers and procurement officers to advocate for open competition, transparency, and accountability. We are not asking for special treatment — only for a fair chance to compete. And in the current political environment, where there is growing bipartisan support for domestic technology alternatives and supply chain sovereignty, we believe this message is resonating.

Winning in this market will require more than technical superiority. It will require strategic persistence, policy engagement, and active partnership with customers willing to lead transformation. We are ready for that challenge — and increasingly, so are our customers.

4. Balancing Focus Across Government, Commercial, and International Markets

Unlike many peers who serve only one sector, ROC is positioned to lead in public sector, commercial, and international markets simultaneously. This is a strength but also a challenge. Each vertical has unique customer expectations, procurement models, pricing sensitivities, and compliance requirements.

Nowhere is this challenge more evident than in our international expansion strategy. Historically, ROC’s global footprint has been anchored by high-performance component sales — primarily SDKs and algorithms integrated by international partners. These wins have built brand recognition across multiple continents, but they did not demand the same level of delivery complexity or support infrastructure required by full-system deployments.

Today, we are seeing robust global demand not only for our multimodal biometric capabilities, but also for ROC’s video analytics platform, particularly in use cases involving border surveillance, forensic triage, and real-time threat detection. Across regions including Southeast Asia, the Middle East, Africa, Canada, and Mexico, governments and integrators are seeking full-stack identity and video solutions that combine ROC’s core engines with complete user-facing systems and infrastructure integration. These markets represent a highly qualified near-term pipeline, but they also require a step-change in how we deliver, support, and maintain our offerings across borders.

Delivering turnkey solutions — including hardware-integrated appliances, cloud or air-gapped deployment, on-site installation, and multiyear support — will require scaling international teams, building regional partnerships, and evolving our internal structures for global compliance and operations. This is a meaningful expansion of our current model. Corporate entity creation, export controls, data sovereignty, channel coordination, and multi-lingual support each add complexity. Moreover, while many of these international opportunities are with allied governments and trusted integrators, geopolitical considerations and regional stability risks must be carefully managed.

If we are to become the global alternative to legacy biometric and surveillance incumbents, we must invest heavily in our international operating model. That includes building delivery infrastructure abroad while preserving our commitment to accuracy, transparency, and ethical deployment at global scale.

5. Preparing for Public Market Scrutiny and Infrastructure Demands

As we enter the public markets, we must adapt to a new level of transparency and operational discipline. This includes building and maintaining Sarbanes–Oxley Act of 2002 (“SOX”)–compliant internal controls, maturing our financial systems, and expanding our compliance functions. Our leadership team will need to allocate time and resources to these areas, while continuing to drive growth and innovation.

We have already begun the process of hiring finance, legal, and compliance experts with public company experience, and we are investing in the tools and infrastructure to support this transition. Nonetheless, the demands of public company governance, investor relations, and quarterly reporting represent a meaningful shift in how ROC operates. Our ability to meet these expectations, without compromising on speed or customer intimacy, is essential to our long-term success.

6. Navigating Ethical Expectations and AI Risk Perception

We operate in one of the most scrutinized sectors of artificial intelligence. The use of facial recognition, video analytics, and other identity technologies — including automated license plate recognition (“ALPR”) — carries real societal impact and is subject to evolving legal, ethical, and political scrutiny. These technologies, when improperly deployed, raise complex questions about civil liberties, surveillance, and bias. While our products are designed for responsible use, the public discourse surrounding them is often shaped by misinformation, lack of context, or high-profile misuse by others.

We have taken early leadership in articulating clear boundaries and safeguards around how our technologies should be deployed. ROC was an early advocate of the ethical development and use of AI for facial recognition and has published its Code of Ethics in November 2019. We continue to build systems that prioritize transparency, explainability, and privacy-by-design principles. But expectations are growing — not just from our customers, but from the public and regulators worldwide.

Laws such as the BIPA in Illinois and the GDPR in the European Union impose stringent requirements on the collection, storage, and use of biometric and personally identifiable information. These laws, along with emerging frameworks in Canada, the U.K., and California (under the CPRA), are shaping how ROC must operate across jurisdictions. While our systems are engineered to comply with these frameworks — including audit logging, access controls, and data minimization features — compliance is not static. As regulation continues to evolve, we must stay ahead of shifting legal interpretations and invest proactively in adaptable architecture and documentation.

In addition, ALPR — one of our fast-growing computer vision capabilities — presents its own set of public acceptance challenges. In some jurisdictions, plate recognition has faced backlash over perceptions of overreach, profiling, or lack of oversight. While ROC’s ALPR technology is built with safeguards and ethical parameters, its inclusion in broader surveillance systems may raise questions for civil liberties groups or the press. It is our responsibility to ensure that these technologies are used for legitimate, narrowly defined public safety purposes, and that our customers understand how to deploy them responsibly.

Ultimately, we must continue to lead not just technically, but morally — ensuring that our technology is used responsibly and that we are prepared to respond to any reputational or regulatory challenges. This includes investing in transparency, auditability, and partnerships with stakeholders who shape policy and public trust. The companies that thrive in this space will be those that treat ethical leadership as a competitive advantage. We intend to be one of them.

Competition

We operate in intensely competitive markets that span biometric identity, computer vision, digital evidence, public safety, defense, and identity verification. These sectors are occupied by multinational incumbents, highly capitalized startups, and integrated platform providers with decades-long relationships in both public and commercial sectors. Many benefit from scale and name recognition, but also carry the weight of legacy systems, foreign-sourced AI components, and architectures that no longer meet the evolving standards of performance, security, and transparency.

Ironically, in many cases, these industry giants have made our job easier. Their retreat from sustained research investment, shrinking support teams, and reduced delivery performance have left a noticeable void. Customers often describe stagnant roadmaps, weak responsiveness, or hidden model behaviors that erode trust. As these shortcomings have become more visible, the opportunity for ROC to emerge as a reliable, modern, and mission-aligned alternative has accelerated.

In biometric identity, where precision and speed matter most, ROC delivers top-tier algorithmic performance validated through independent testing—all while maintaining low computational overhead. Our solutions are built to run on edge devices, integrate flexibly with existing infrastructure, and adapt quickly to changing operational conditions. In the realm of video analytics and digital evidence, we deliver unified capabilities—real-time facial recognition, object and license plate detection, threat alerting, and post-event forensic search—in a single, streamlined software stack. These tools are optimized for the frontline user, not just for performance benchmarks.

Public safety deployments are a clear example of where ROC’s simplicity, accuracy, and cost-efficiency have outperformed slower, more complex alternatives. While others require proprietary hardware or siloed platforms to enable their solutions, ROC deploys on existing networks and infrastructure, reducing total cost of ownership and accelerating time to value. We offer edge deployment and local data governance to meet the privacy needs of communities and institutions alike.

In the federal space, we do not view the large systems integrators as competitors, but as vital partners. Most federal programs award implementation and delivery to major integrators who then rely on best-in-class technologies to fulfill mission objectives. ROC is often selected in this capacity—trusted to deliver U.S.-made, testable, and secure AI capabilities that support national security, intelligence, and defense missions. Our alignment with federal objectives, and our proven record operating in classified environments, continues to strengthen our position across the government ecosystem.

In the commercial sector, we are seeing growing demand for ROC’s biometric and AI solutions in industries such as financial services, healthcare, logistics, retail, and telecommunications. As identity verification becomes central to digital onboarding, fraud prevention, and customer trust, organizations are moving away from black-box third-party platforms toward solutions that offer transparency, modularity, and compliance. Early commercial providers in this space are now facing mounting pressure from customers who expect significantly lower transaction costs—something these bloated providers struggle to deliver due to complex architectures and deep reliance on third-party components. Many of their systems are cobbled together from multiple vendors, making cost reduction and performance optimization difficult.

By contrast, ROC owns and controls nearly the entire AI stack that powers its biometric and computer vision solutions, with the sole exception of document verification. As discussed above, certain customers who utilize ROC Enroll may choose to offer Identity Document Verification. ROC allows for these COTS products to be integrated into the workflow by third-party providers. Today, ROC purchases and resells these  licenses through a single vendor but could support other vendors if required. Our ability to deliver high-accuracy biometrics, privacy-conscious deployments, and flexible integration options makes us a preferred partner for enterprises seeking performance without compromise. Our modular architecture allows commercial clients to adopt ROC components within their existing platforms, helping them meet regulatory, operational, and user experience goals.

Rather than compete on size or brand, we lead with performance, adaptability, and values. We win by solving hard problems with speed, accuracy, and trust. As public scrutiny of AI intensifies and national security concerns escalate, the importance of sovereign, American-made technology has never been more urgent. The United States has, for too long, relied on foreign-built systems for core elements of its identity and biometric infrastructure—leaving critical vulnerabilities in place across both commercial and government applications.

ROC is directly addressing this gap. We develop our AI, algorithms, and biometric systems entirely within the United States, with no dependency on foreign components or opaque model development. This not only enhances trust and transparency but ensures that our customers—whether commercial enterprises or federal agencies—are investing in resilient, future-proof infrastructure that aligns with national interests.

We believe our momentum, mission clarity, and sovereign foundation position us not just as a credible alternative—but as the next-generation leader at the intersection of AI, identity, and public safety.

Intellectual Property

ROC’s primary business activity is creating high value, highly differentiable intellectual property in the form of computer vision and machine learning models, software libraries, applications, and systems, as well as trade secret methodologies for developing and deploying these models and various forms of software. Our secondary activities are marketing, licensing, and deploying this intellectual property.

Over the years our intellectual property has achieved substantial value. Indeed, effectively all our revenue derives from the value of our intellectual property. In future years, we expect our investments in developing more intellectual property will further increase and will remain our primary business activity.

Research and Development

ROC is fundamentally an engineering- and research-led organization. Since our founding, innovation has been at the core of our identity. The Company was established by a team of machine learning scientists committed to advancing the frontiers of artificial intelligence, Vision AI, and biometric recognition. Today, approximately 50% of ROC’s technical workforce holds advanced degrees in computer science or closely related fields, underscoring our deep expertise and technical leadership.

Our R&D efforts are centered around the development of proprietary Vision-AI technology, built entirely in-house using advanced machine learning and deep learning methodologies. ROC’s commitment to core research and technical excellence has resulted in significant advancements in the field of biometrics, culminating in our algorithms achieving top-tier rankings in independent evaluations conducted by NIST.

In addition to biometrics, our R&D initiatives extend to adjacent areas such as object detection and license plate recognition, where we leverage our foundational AI capabilities to address critical needs in security, identity, and data analytics markets. These capabilities enable us to deliver differentiated, high-performance solutions across a variety of applications and industries.

Looking forward, ROC plans to continue scaling its research and development investments. We intend to grow our R&D team significantly to accelerate innovation, expand our portfolio of AI-driven technologies, and maintain a competitive advantage in a rapidly evolving technological landscape. We believe that sustained investment in research and development will be critical to driving future growth, meeting the emerging needs of our customers, and maintaining our leadership in Vision-AI solutions.

Employees

As of June 30, 2025, we had 56 full-time and 17 part-time employees, all employed in the United States. We also engage contractors and consultants.

Description of Properties

Our corporate headquarters is located at 1290 N Broadway, Suite 1200, Denver, CO 80203 in leased office. The facility incorporates 5892 square feet of office space at a current monthly rent of $14,484.50 and a term running through June 2029.

We also maintain leased office facilities in West Virginia and Michigan. The WV office is located at 525 Suncrest Town Center Drive, Morgantown, WV 26505 and occupies 6,600 square feet. The lease has a term that runs through December 2035 with a current monthly rent of $11,335.50. The MI office occupies 1546 sq feet at a monthly rent of $2705.50 with a term that runs through Dec 2030. ROC does not currently lease or own any facilities outside the United States.

All of our facilities are leased, and we do not own any real property. As we continue to grow and expand geographically, we expect to secure additional office space to support our increasing workforce and operational needs. We believe that our current facilities are adequate and appropriate for our existing operations, and that, if needed, additional or alternative facilities will be readily available to accommodate future expansion.

Legal Proceedings

From time to time, we are involved in legal proceedings and claims that arise in the ordinary course of business. Based on our current knowledge, we do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, results of operations, or financial condition.

However, the outcome of litigation is inherently uncertain. An unfavorable resolution of one or more proceedings could materially impact our future business, operating results, or financial condition. In addition, regardless of the outcome, litigation may result in significant costs, diversion of management attention, and other adverse effects.

Corporate Information

We were originally incorporated under the laws of the State of Virginia on May 5, 2015 and subsequently converted to a corporation incorporated under the laws of the State of Colorado on September 18, 2018. Our principal executive office is located at 1290 Broadway, Suite 1200, Denver, CO 80203, and our telephone number is (303) 317-6118. Our website is https://roc.ai/. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus, and investors should not rely on such information in deciding whether to purchase shares of our common stock.

Government Regulation

ROC is subject to complex and evolving laws and regulations in the United States and abroad relating to privacy, data protection, data security, technology protection, and other matters. These laws and regulations are often subject to change, varying interpretation, and inconsistent enforcement, and could result in claims, modifications to our business practices, monetary penalties, increased operational costs, or other adverse impacts on our business.

We are subject to a range of local, state, federal, and international laws governing the collection, storage, use, transfer, and protection of personal information and data, including privacy and cybersecurity regulations. Foreign data protection laws, in particular, often impose stricter requirements than U.S. laws. These regulatory frameworks are constantly evolving and remain uncertain for the foreseeable future, especially in the rapidly changing fields of software, technology, and artificial intelligence where we operate. Inconsistent interpretation and application of these laws across jurisdictions further complicate compliance efforts.

Several legislative and regulatory developments could significantly impact our operations. For example, ongoing legal challenges in Europe regarding cross-border data transfer mechanisms may restrict the ability to transfer personal data from the European Economic Area to other jurisdictions, including the United States, unless new agreements are reached. In the United States, the CCPA, effective January 1, 2020, imposes significant requirements regarding the processing of personal information of California residents and creates new consumer rights. Enforcement began on July 1, 2020, and additional changes, such as those introduced by the CPRA, may increase compliance obligations and costs. While we are committed to compliance with applicable data privacy laws, the full impact of these laws on our business and operations remains uncertain.

Outside the United States, jurisdictions worldwide are increasingly enacting and enforcing comprehensive data protection laws. For example, the European Union’s GDPR, which took effect in May 2018, imposes strict requirements on the collection, processing, and transfer of personal data, with significant penalties for noncompliance—up to the greater of €20 million or 4% of annual global revenues. Compliance with the GDPR and other emerging laws may require substantial investment in operational changes and ongoing diligence.

The complex and evolving nature of global privacy and data protection laws presents significant compliance challenges. Any failure, whether by us, our employees, our business partners, or our customers, to comply with these laws and regulations—or perceived failures—could result in regulatory investigations, private litigation, reputational damage, and significant financial liabilities.

In addition to formal regulations, we may also be subject to industry standards, self-regulatory frameworks, and contractual obligations related to privacy, security, and data protection. We may make public commitments regarding our data protection practices, and any failure to meet those commitments could expose us to legal and reputational risks.

We expect the regulatory landscape to continue to evolve, with new and amended privacy and data protection laws and standards emerging in the U.S. and internationally. Future changes may require further investment, operational adjustments, and could restrict certain business activities or otherwise adversely affect our operations. In addition, heightened scrutiny, expanding regulatory enforcement, and increasing public attention to privacy and security issues could further impact our business, even where we strive to maintain compliance.

Failure or perceived failure to comply with applicable laws, regulations, contractual requirements, or industry standards—or the occurrence of any security incident involving personal or sensitive data—could result in substantial penalties, adverse publicity, restrictions on our operations, or other negative consequences that could materially and adversely affect our business, financial condition, and results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
B. Scott Swann	51	Chief Executive Officer and Director
Brendan Klare	43	President, Chief Scientist, and Board Chairman
Josh Klontz	36	Chief Technology Officer and Director
J. Blake Moore	43	Chief Operating Officer
Cody Barnes	38	Chief Financial Officer
Anthony Brown	56	Chief of Staff

Scott Swann – Chief Executive Officer, Director

Scott Swann, age 51, has served as our Chief Executive Officer since January 2021. Mr. Swann has over 25 years of leadership experience spanning both government and private sector organizations, with a focus on driving innovation and growth in the biometrics and computer vision sector. Prior to joining ROC, Mr. Swann held multiple key leadership positions, including President and Chief Executive Officer at IDEMIA National Security Solutions from 2017 to 2020, Vice President of Federal Operations & Innovation and Senior Director of Innovation at Safran Morpho-Morphotrak, LLC from 2014 to 2017, Special Assistant at the FBI Director’s Office from 2011 to 2014, and Unit Chief at the FBI’s Criminal Justice Information Services Division from 2009 to 2011. Mr. Swann holds a bachelor’s degree in business from Salem-Teikyo University and a master’s degree in software engineering from West Virginia University.

We believe that Mr. Swann is well qualified to serve as our CEO and director because of his extensive leadership experience in the biometrics and computer vision sector, his track record of driving innovation across federal and commercial markets, and his background in managing large-scale operations and coordination with government agencies. His experience includes leading teams to deliver cloud-based SaaS solutions, commercializing video analytics portfolios, and driving innovation across both public and private sectors. Mr. Swann’s extensive expertise aligns with the Company’s growth strategy in regulated and security-sensitive markets.

Brendan Klare – President, Chief Scientist, Board Chairman

Brendan Klare, age 43, co-founded ROC in 2015 and has been a key contributor to the Company’s technological advancements since its inception. Dr. Klare was named Chief Scientist and Board Chair in 2020. As Chief Scientist, he leads the development of ROC’s advanced algorithms for face, fingerprint, and iris recognition, consistently achieving top global rankings in NIST evaluations for accuracy and efficiency. He also played a key role in launching ROC SDK 3, which features these industry-leading modalities. Dr. Klare’s technical expertise and commitment to research and development, supported by the Company’s substantial investment in R&D, have advanced ROC’s biometric technology offerings.

Dr. Klare earned a Ph.D. in Computer Science with a specialization in pattern recognition and biometrics from Michigan State University in 2012, where his doctoral research focused on computer vision and machine learning algorithms for automatically searching databases of face photographs using query images from alternate modalities, such as hand drawn sketches or infrared imagery. Additional research measured the impact of different covariates (age, gender, race, time lapse, feature representations) on face recognition algorithm accuracy, and he has published dozens of highly cited peer-reviewed academic articles. Prior to co-founding ROC, Dr. Klare was Manager of the Vision Analytics Lab at Noblis, Inc. from 2012 to 2015 where he was the Principal Investigator for testing and evaluation of the Intelligence Advanced Research Projects Activity (“IARPA”) JANUS program on unconstrained face recognition and a Lead Investigator on the FBI’s Video Analytics Major Issues Study. Dr. Klare’s contributions to the field have been recognized by the biometrics research community through frequent requests to deliver keynote and thought leader presentations from organizations including the Institute of Electrical and Electronics Engineers (“IEEE”) International Conference on Biometrics: Theory, Applications, and Systems in 2019, and he received the Distinguished Alumni Award from Michigan State University in 2024. As of March 30, 2025, he has garnered 5,178 citations for his research publications.

We believe that Dr. Klare is well qualified to serve as our director because of his extensive expertise in the biometrics and computer vision sector, his leadership in advancing ROC’s technologies, and his deep understanding of the Company’s strategic direction as a co-founder.

Josh Klontz – Chief Technology Officer, Director

Josh Klontz, age 36, has been our Chief Technology Officer and Director since 2020. Mr. Klontz co-founded the Company in 2015 and has played an instrumental role in shaping its technology strategy and direction. As Chief Technology Officer, he oversees ROC’s technology strategy and R&D initiatives and has contributed significantly to the Company’s product offerings. Under Mr. Klontz’s technical leadership, ROC has consistently achieved top-tier rankings in NIST evaluations for accuracy and efficiency in face, fingerprint, and iris recognition.

Prior to founding ROC, Mr. Klontz served as Computer Vision Software Engineer at Noblis and played a critical role in the IARPA Janus program from 2013 to 2015. His work focused primarily on face detection and recognition, including the development of the APIs for Janus. He has a Bachelor of Science in Computer Science from Harvey Mudd and was invited by Michigan State Professor Anil Jain (nationally renowned leader in Computer Vision and Pattern Recognition) to design unconstrained face recognition algorithms in the Pattern Recognition and Image Processing lab. Mr. Klontz’s academic background is further highlighted by his contributions to the field through numerous publications. As of March 30, 2025, he has garnered 1240 citations for his work, with 630 received since 2020. Notable publications include “Face recognition performance: Role of demographic information” which has been cited 637 times, and “A case study of automated face recognition: The Boston marathon bombings suspects” with 182 citations.

We believe that Mr. Klontz is well qualified to serve as our director because of his extensive technical experience in biometric systems, his leadership in developing key technologies like the OpenBR framework and ROC SDK, and his role in shaping the Company’s technology strategy since its founding. His commitment to research and development is a driving force behind ROC’s success as a leading provider of American-made biometric technology.

J. Blake Moore – Chief Operating Officer

J. Blake Moore, age 43, has been our Chief Operating Officer since October 2024. He previously served as Senior Vice President Product & Customer Success at the Company from 2022 to 2024, where he gained direct knowledge of the Company’s operations and customer base.

Prior to joining ROC, Mr. Moore held various leadership roles at IDEMIA National Security Solutions, a global leader in identity solutions and an authorized enrollment provider for TSA PreCheck. At IDEMIA National Security Solutions, he served as Senior Director of New Product Introduction from 2020 to 2021. At IDEMIA Identity & Security USA LLC (and its predecessor MorphoTrust USA, Inc.), Mr. Moore served as Senior Director of U.S. Business Operations for Enrollment Services from 2017 to 2020, and at MorphoTrust USA, he served as Director of Customer & Business Services, Business Analysis, and Financial Operations. He has an undergraduate degree from Saint Louis University and an MBA from Washington University, along with certifications in SAFe Agile, Lean Six Sigma, Certified Public Accountant, and Certified Internal Auditor.

We believe that Mr. Moore is well qualified to serve as our Chief Operating Officer because of his diverse leadership and operational experience across multiple functions, including operational strategy, cross-functional team management, innovation, and scalability, all of which are essential for a rapidly growing technology company like ROC.

Cody Barnes – Chief Financial Officer

Cody Barnes, age 38, has been our Chief Financial Officer since December 2021. Earlier in his career at ROC, Mr. Barnes held the position of Director of Finance & Operations from 2016 to 2021, where he developed a strong understanding of the Company’s financial and operational dynamics.

Prior to joining ROC, Mr. Barnes worked as Vice President in Liquidity Reporting at Citigroup Inc. (“Citi”) from 2011 to 2016 where he gained significant experience in financial markets, cash flow management, and regulatory compliance. His experience at Citi, a publicly traded company, provides insight into public company financial operations and regulatory requirements. Mr. Barnes has an undergraduate degree from University of South Florida and is a licensed Certified Public Accountant with expertise in accounting principles and financial reporting standards.

We believe that Mr. Barnes is well qualified to serve as our Chief Financial Officer because of his proven experience managing the financial operations and growth of the Company, his understanding of the organization’s operational dynamics, and his background at Citi.

Anthony Brown – Chief of Staff

Anthony brown, age 56, has been our Chief of Staff since October 2024. Prior to this, he was our Chief Operating Officer from January 2023 to October 2024 where he oversaw all operations of the company and managed the growth of personnel, product lines, and internal corporate processes. Prior to joining ROC as the Chief Operating Officer, he served as the strategic advisor to the ROC executive team from March 2021 to January 2023, providing strategic input to the market, team, and product development of the company.

Prior to his tenure at ROC, Mr. Brown created and grew a consulting company focused on corporate strategy and organizational development where he advised senior corporate, federal civilian, and military leaders in building programs to commercialize emerging technologies. Mr. Brown has experience managing both startup companies and large teams within both public and private companies. He holds an undergraduate degree from Cornell university and an MBA from Georgetown University.

We believe that Mr. Brown is well qualified to serve as our Chief of Staff based on his decades of experience managing operations and building organizations in both the private and public sectors as they navigate growth.

Family Relationships

There are no family relationships between or among any of the current directors, executive officers or persons nominated or charged to become directors or executive officers.

Number and Terms of Office of Officers and Directors

Our business and affairs are organized under the direction of our board of directors. Our board of directors consists of 3 directors, including 3 executive directors and 0 independent directors. Our bylaws provide that the number of directors will be fixed by the board of directors or shareholders and that the directors need not be shareholders.

Our officers are appointed by the board of directors and shall hold office at the discretion of the board of directors until their successors are duly appointed and qualified, until the expiration of their term in office if appointed for a specified period of time, or until their earlier death, resignation or removal. Our board of directors is authorized to appoint officers to the offices set forth in our bylaws.

Director Independence

The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our company). We have [●] “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules prior to completion of this offering.

Our board of directors has determined that [●], [●] and [●] are independent directors under applicable Nasdaq and SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Committees

Prior to the completion of this offering, our board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our board of directors will adopt a charter for each of these three committees. Copies of each committee’s charter will be posted on the [Investor Relations] section of our website, https://roc.ai/. Each of the committees of our board of directors shall have the composition and responsibilities described below. Our board of directors may from time to time establish other committees as it deems appropriate.

Audit Committee

[●], [●] and [●] serve as members of our Audit Committee with [●] serving as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that [●] possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	evaluating the performance, independence and qualifications of our independent registered public accounting firm and determining whether to retain our existing independent registered public accounting firm or engage new independent registered public accounting firm;

●	reviewing and approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

●	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent registered public accounting firm and management;

●	reviewing with our independent registered public accounting firm and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

●	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented; and

●	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Compensation Committee

[●], [●] and [●] serve as members of our Compensation Committee with [●] serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The functions of this committee include, among other things:

●	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

●	reviewing and approving the compensation, the performance goals and objectives relevant to the compensation, and other terms of employment of our executive officers;

●	reviewing and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

●	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

●	preparing the report that the SEC requires in our annual proxy statement.

Nominating and Corporate Governance Committee

[●], [●] and [●] serve as members of our Nominating and Corporate Governance Committee with [●] serving as the chairman of the Compensation Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The functions of this committee include, among other things:

●	identifying, reviewing and evaluating candidates to serve on our board of directors consistently with criteria approved by our board of directors;

●	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board of directors is appropriate;

●	evaluating, nominating and recommending individuals for membership on our board of directors; and

●	evaluating nominations by stockholders of candidates for election to our board of directors.

The nominating and corporate governance committee takes into account many factors in determining recommendations for persons to serve on the board of directors, including the following:

●	personal and professional integrity, ethics and values;

●	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

●	experience as a board member or executive officer of another publicly-held company;

●	strong finance experience;

●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

●	diversity of background and perspective including, without limitation, with respect to age, gender, race, place of residence and specialized experience;

●	experience relevant to our business industry and with relevant social policy concerns; and

●	relevant academic expertise or other proficiency in an area of our business operations.

Role of Board in Risk Oversight Process

Our [●] position is held by [●], who currently beneficially owns approximately [●]% of the voting power of our common stock and will beneficially own approximately [●]% of the voting power of our common stock after the closing of this offering. Periodically, our board of directors assesses this role and the board of directors leadership structure to ensure the interests of our company and our stockholders are best served. Our board of directors has determined that its current leadership structure is appropriate. [●], our [●], and [●], our [●], have extensive knowledge of all aspects of our company, our business and risks.

While management is responsible for assessing and managing risks to our company, our board of directors is responsible for overseeing management’s efforts to assess and manage risk. This oversight will be conducted primarily by our full board of directors, which has responsibility for general oversight of risks, and standing committees of our board of directors. Our board of directors will satisfy this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communications between management and the board of directors are essential for effective risk management and oversight.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee will be, or will have ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our employees, officers, and directors. A current copy of the code will be posted on the [Corporate Governance] section of our website, https://roc.ai/. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above or in filings with the SEC.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our company’s resources, including our company’s management’s time and attention.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth the aggregate compensation paid to our named executive officers for the fiscal years ended December 31, 2024 and 2023. Individuals we refer to as our “named executive officers” include our Chief Executive Officer and any other highly compensated executive officers whose salary and bonus for services rendered in all capacities equaled or exceeded $100,000 during the fiscal years ended December 31, 2024 and 2023.

Summary Compensation Table

		Salary	Bonus	Option Awards	Non-equity incentive plan compensation	All Other Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)
Brendan Klare	2024	246,340	-	26,159			272,499
President, Chief Scientist, and Board Chairman	2023	226,000	85,000	26,087			337,087
Josh Klontz	2024	228,900	-	26,159			255,059
Chief Technology Officer and Director	2023	210,000	85,000	26,087			321,087
Scott Swann	2024	310,675	-	45,798			356,473
Chief Executive Officer and Director	2023	289,000	289,000	45,673			623,673
Blake Moore	2024	205,200	-	11,893			217,093
Chief Operating Officer	2023	190,000	38,000	3,984			231,984
Cody Barnes	2024	220,000	-	4,185			224,185
Chief Financial Officer	2023	200,000	60,000	4,174			264,174
Anthony Brown	2024	231,750	-	31,352			263,102
Chief of Staff	2023	225,000	35,000	28,525			288,525

Employment Arrangements with our Executive Officers and Directors

Scott Swann

In January 2021, we entered into an employment agreement with B. Scott Swann (the “Swann Employment Agreement”) in connection with his appointment as our Chief Executive Officer. The material terms of the Swann Employment Agreement are as follows: (i) an annual base salary of $250,000; (ii) eligibility for an annual, performance-based cash bonus of up to 100% of Mr. Swann’s base salary subject to achievement of certain financial performance goals; (iii) an option grant to purchase 3,000 shares of our common stock that was granted at the our first board meeting following the completion of the third-party valuation of our common stock; and (iv) eligibility to participate in our retirement or benefit plans and arrangements that may be made available to our employees.

The above description of the Swann Employment Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Swann Employment Agreement, a copy of which is included as Exhibit 10.3 to the registration statement of which this prospectus forms a part.

Compensation of Directors

We have no formal plan for compensating our directors for their service in their capacity as directors, although our directors may receive stock options to purchase common stock as awarded by our board of directors or (as to future stock options) a compensation committee which will be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any cash compensation for their services as a director, including committee participation and/or special assignments.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding options to acquire our common stock held by each of the named executive officers as of December 31, 2024, including the vesting dates for the portions of these awards that had not vested as of that date. The named executive officers did not hold any other outstanding equity awards as of that date.

	Option Awards
			Equity
			Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Option	Option
	Options (#)	Options (#)	Unearned	Exercise	Expiration
Name	Exercisable	Unexercisable	Options (#)	Price ($)	Date
Scott Swann(1)	3,000	-	-	37.35	1/15/2031
Scott Swann(2)	4,000	2,000	-	400.00	4/18/2032
Josh Klontz(3)	3,333	1,667	-	400.00	4/18/2032
Brendan Klare(4)	3,333	1,667	-	400.00	4/18/2032
Anthony Brown(5)	1,208	292	-	400.00	3/9/2033
Blake Moore(6)	141	9	-	400.00	9/6/2032
Blake Moore(7)	135	315	-	400.00	5/3/2034
Cody Barnes(8)	150	-	-	18.15	11/4/2029
Cody Barnes(9)	100	-	-	37.35	9/24/2030
Cody Barnes(10)	533	267	-	400.00	4/18/2032

(1)	Represents 3,000 options held by Scott Swann, which have fully vested as of December 31, 2024.

(2)	Represents 6,000 options held by Scott Swann which 20% vest 1 year after the grant date and the remaining shares vest monthly over a remaining 4 year term.

(3)	Represents 5,000 options held by Josh Klontz which 20% vest 1 year after the grant date and the remaining shares vest monthly over a remaining 4 year term.

(4)	Represents 5,000 options held by Brendan Klare which 20% vest 1 year after the grant date and the remaining shares vest monthly over a remaining 4 year term.

(5)	Represents 1,500 options held by Anthony Brown which 25% vest 1 year after the grant date and the remaining shares vest monthly over a remaining 3 year term.

(6)	Represents 150 options held by Blake Moore which 33% vest 1 year after the grant date and the remaining shares vest monthly over a remaining 2 year term.

(7)	Represents 225 options held by Blake Moore which 2% vest each month after the vesting commencement date.

(8)	Represents 150 options held by Cody Barnes, which have fully vested as of December 31, 2024.

(9)	Represents 100 options held by Cody Barnes which 8% vest each month after the vesting commencement date

(10)	Represents 800 options held by Cody Barnes which 20% vest 1 year after the grant date and the remaining shares vest monthly over a remaining 4 year term.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning the ownership of our common stock as of the date of this prospectus, with respect to: (i) each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group.

Applicable percentage ownership is based on 89,733 shares of common stock outstanding as of the date of this prospectus. The percentage of beneficial ownership after this offering assumes the sale and issuance of shares of common stock in this offering and no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

	Shares of Common Stock Beneficially Owned Prior to Offering			Shares of Common Stock Beneficially Owned After Offering
Name and Address of Beneficial Owner(1)	Number		Percentage	Number	Percentage
5% or Greater Stockholders
Scott Klum	18,180	(2)	20.15%			%

Executive Officers, Directors and Director Nominees
Brendan Klare	27,786	(3)	29.76%			%
Josh Klontz	27,786	(4)	29.76%			%
Scott Swann	7,100	(5)	7.32%			%
Blake Moore	292	(6)	*			%
Cody Barnes	3,580	(7)	3.95%			%
Anthony Brown	3,891	(8)	4.28%			%

All directors and executive officers as a group ( 6 individuals)	70,435		66.48%			%

(1)	Except as otherwise indicated, the business address of our directors and executive officers is 1290 Broadway, Suite 1200, Denver, CO 80203.
(2)	Scott Klum’s beneficial ownership consists of 17,680 shares of our common stock owned directly and 500 shares of common stock issuable pursuant to presently exercisable options
(3)	Brendan Klare’s beneficial ownership consists of 24,370 shares of our common stock owned directly and 3,416 shares of common stock issuable pursuant to presently exercisable options
(4)	Josh Klontz’s beneficial ownership consists of 24,370 shares of our common stock owned directly and 3,416 shares of common stock issuable pursuant to presently exercisable options
(5)	Scott Swann’s beneficial ownership consists of 7,100 shares of our common stock issuable pursuant to presently exercisable options
(6)	Blake Moore’s beneficial ownership consists of 292 shares of common stock issuable pursuant to presently exercisable options
(7)	Cody Barnes’s beneficial ownership consists of 2,850 shares of our common stock owned directly and 730 shares of common stock issuable pursuant to presently exercisable options
(8)	Anthony Brown’s beneficial ownership consists of 1,041 shares of common stock issuable pursuant to presently exercisable options

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the period from January 1, 2023 to the date of this prospectus, we have not entered into or participated in any Related Party Transactions (as defined below):

Company Policies on Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement, or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any Related Person (as defined below) had, has or will have a direct or indirect material interest. A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of our executive officers, one of our directors, or a nominee to become one of our directors;

●	any person who is known by us to be the beneficial owner of more than 5.0% of any class of our voting securities;

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of any class of our voting securities, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of any class of our voting securities; or

●	any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our board of directors intends to adopt a related party transactions policy. Pursuant to this policy, our Audit Committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our Audit Committee shall consider, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Further, the policy will require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

DESCRIPTION OF CAPITAL STOCK

The following summary of the capital stock and our articles of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

The aggregate number of shares that we are authorized to issue is [●], consisting of 200,000 shares of common stock, par value $0.001 per share, and [●] shares of preferred stock, par value $[●] per share. As of the date of this prospectus, there were 89,733 shares of common stock outstanding and there were no shares of our preferred stock outstanding.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders, except [that in the election of directors, such shareholder shall have the right to vote such number of shares such shareholder owns for each director to be elected].

Quorum. Our bylaws provide that the holders of not less than a majority of the outstanding shares of common stock entitled to vote constitutes a quorum.

Dividend Rights. [Holders of shares of common stock are entitled to ratably receive dividends when and if declared by the board of directors out of funds legally available for that purpose, subject to the provisions of our articles of incorporation and bylaws, any statutory or contractual restrictions on the payment of dividends, and any prior rights and preferences that may be applicable to any outstanding preferred stock.]

Liquidation Rights. [Upon liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.]

Other Matters. The shares of common stock have no preemptive or preferential right to acquire any of our shares or securities, including shares or securities held in our treasury. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

[Our articles of incorporation, as amended, give the board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the designations, rights, qualifications, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.]

Stock Options

As of the date of this prospectus, we had reserved [●] shares of common stock for issuance pursuant to the 2018 Plan.

Representative’s Warrants

We have agreed to issue the Representative’s Warrants to the representative of the underwriters of this offering as a portion of the underwriting compensation payable in connection with this offering. The Representative’s Warrants shall be exercisable for [●] shares of our common stock (or 7% of the shares of common stock sold in this offering). The Representative’s Warrants shall contain customary “cashless exercise” provisions and shall be exercisable at any time, and from time to time, in whole or in part, for the four-and-a-half year period commencing six months after the closing of this offering at an exercise price of 100% of the initial public offering price of the shares of common stock. Please see “Underwriting — Representative’s Warrants” for further information.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our executive officers, directors and holders of our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, or, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of 6 months following the closing of the offering.

In addition, we have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, or, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of 6 months following the closing of the offering.

See “Underwriting — Lock-Up Agreements” for additional information.

Anti-Takeover Effects of Colorado Law and Our Articles of Incorporation and Bylaws

Provisions of the Colorado Revised Statutes and our articles of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions would be expected to discourage certain types of takeover practices and takeover bids our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Articles of Incorporation and Bylaw Provisions

Our purpose is to engage in any lawful act or activity for which a corporation may be organized under the Colorado Business Corporation Act (the “CBCA”).

Board of Directors

Our bylaws provide that the number of directors will be fixed by the board of directors or shareholders and that the directors need not be shareholders.

Authorized but Unissued Capital Stock

Our authorized but unissued shares of common stock [and preferred stock] will be available for future issuance without stockholder approval, except as may be required under the listing rules of any stock exchange on which our common stock is then listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock [and preferred stock] could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action by Written Consent

Any action required or permitted by Articles 101 to 117 of the CBCA to be taken at a meeting of shareholders may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted.

Limitations on Liability and Indemnification of Officers and Directors

Under our articles of incorporation, to the fullest extent allowable under the CBCA, our directors have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

Listing

We plan to have our common stock listed on Nasdaq under the symbol “ROC”. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market prices for the shares of our common stock, and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of the date of this prospectus, upon the closing of this offering, approximately [●] shares of common stock will be outstanding, assuming an initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), offered hereby and further assuming no exercise of the underwriters’ over-allotment option. Of the shares to be outstanding immediately after completion of the offering, all [●] shares sold in this offering will be freely tradable except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, certain of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 6 months following the closing of this offering, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

●	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market (except as described above); and

●	beginning 6 months and 1 day after the closing of this offering, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [●] shares immediately after this offering; and

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, the holders of [●] shares of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701 under the Securities Act, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

●	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

●	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Notwithstanding the foregoing, [substantially all of] our Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our executive officers, directors and holders of our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, or, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of 6 months following the closing of the offering.

In addition, we have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, or, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of 6 months following the closing of the offering.

See “Underwriting — Lock-Up Agreements” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

●	persons subject to the alternative minimum tax or the tax on net investment income;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

●	tax-exempt organizations or governmental organizations;

●	pension plans and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

●	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock. However, following the completion of this offering, if we do make distributions of cash or property on our common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

●	such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each of its direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with The Benchmark Company, LLC (“Benchmark”) (the “representative”) as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated [●], 2025, each underwriter named below has severally, and not jointly, agreed to purchase from us, on a firm commitment basis, the number of shares of our common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
The Benchmark Company, LLC
Total

The underwriters are committed to purchase all of the shares of common stock offered by us other than those covered by the option to purchase additional securities described below, if they purchase any such securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriters an option, which is exercisable for up to 30 days after the closing date of the offering, that permits the underwriters to purchase up to an additional [●] shares of common stock on the same terms as the other shares being purchased by the underwriters from us. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additional offered securities in proportion to each of their commitments set forth in the prior table.

Discounts

We have agreed to sell the shares of common stock to the underwriters at the initial offering price of $[●] per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus, less a seven percent (7%) underwriting discount.

The following table shows the public offering price, total underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share		Total Without Over-Allotment Option		Total With Over-Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discount (7%)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

The underwriters propose to offer the shares of common stock offered by us to the public at the public offering price per share of common stock set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares of common stock to other securities dealers at such price less a concession of $[●] per share. If all of the shares of common stock offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We will pay the out-of-pocket accountable expenses of the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay the underwriters’ non-accountable expenses allowance equal to 1.0% of the aggregate gross proceeds of this offering. We have also agreed to pay for a certain amount of the underwriter’s accountable expenses including actual accountable road show expenses for the offering; prospectus tracking and compliance software for the offering; the reasonable and documented fees and disbursements of the underwriter’s counsel; and the costs associated with receiving commemorative mementos and lucite tombstones; provided that these actual accountable expenses of the underwriter shall not exceed $175,000 in the aggregate, including the fees and disbursements of the underwriter’s counsel. In addition to the foregoing, we shall be responsible for the costs and expenses of background checks on its senior management and directors in an amount not to exceed $7,500.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts, commissions and expenses, will be approximately $[●].

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

In connection with this offering, our directors and officers and holders of our common stock as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of six (6) months from the date of this offering. We have agreed with the underwriters that, for a period of six (6) months from the closing of this offering, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any capital stock or any securities convertible into or exercisable or exchangeable for capital stock; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any capital stock or any securities convertible into or exercisable or exchangeable for capital stock.

Representative’s Warrants

We have agreed, upon the closing of this offering, including upon the closing of any offering of shares of common stock sold to cover over allotments, to issue to the underwriters warrants, or the representative’s warrants, to purchase a number of shares of common stock equal to seven percent (7%) of the total number of shares of common stock sold in this public offering. The representative’s warrants will be exercisable at a price equal to $[●] per share (100% of the initial public offering price). The representative’s warrants are also exercisable on a cashless basis. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-a-half year period commencing six months after the closing of this offering. The representative’s warrants also provide for customary anti-dilution provisions and demand and “piggyback” registration rights with respect to the registration of the shares of common stock underlying the representative’s warrants. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(B) and 5110(g)(8)(C). The piggyback registration rights provided will not be greater than two years from the initial exercise date in compliance with FINRA Rule 5110(g)(8)(D).

The representative’s warrants and the shares of common stock underlying the representative’s warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e) of FINRA. The representatives, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the representative’s warrants or the securities underlying the representative’s warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the representative’s warrants or the underlying shares for a period of 180 days from the effective date of the registration statement. Additionally, the representative’s warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in this offering and their bona fide officers or partners. The representative’s warrants will provide for adjustment in the number and price of the representative’s warrants and the shares of common stock underlying such representative’s warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

Right of First Refusal

We have granted Benchmark, as representative of the underwriters, a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as lead or join investment banker, lead or joint book-runner, lead or joint placement agent, and/or investment banker/advisor for each and every future public and private equity or debt offering, including all equity linked financings, and for each proposed or completed merger or acquisition transaction whereby we would be merged into or acquired by another company or entity during such 12 month period, of ours, or any successor to or subsidiary of us.

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares of common stock include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant. An active trading market for our common stock may not develop. It is also possible that after the offering, our common stock will not trade in the public market at or above the public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the option. If the underwriters sell more securities than could be covered by exercise of the option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of its securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Other Relationships

The underwriters and their respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with the underwriters for any further services.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Lucosky Brookman LLP, Woodbridge, New Jersey. Certain legal matters relating Colorado law will be passed upon for us by KO Law PC. Sheppard, Mullin, Richter & Hampton LLP, New York, New York, is acting a counsel to the underwriters.

EXPERTS

Rosenberg Rich Baker Berman, P.A., our independent registered public accounting firm, has audited our balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, as set forth in their report dated [●], 2025. We have included our financial statements in this prospectus and in this registration statement in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete; thus, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at https://roc.ai/. Upon completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements:
Balance Sheets as of June 30, 2025 (Unaudited) and December 31, 2024	F-[●]
Unaudited Statements of Income for the Three and Six Months Ended June 30, 2025 and 2024	F-[●]
Unaudited Statements of Stockholders’ Equity for the Three and Six Months Ended June 30, 2025 and 2024	F-[●]
Unaudited Statements of Cash Flows for the Three and Six Months Ended June 30, 2025 and 2024	F-[●]
Notes to Unaudited Financial Statements	F-[●]

Report of Independent Registered Public Accounting Firm (PCAOB ID: 0089)	F-2
Balance Sheets as of December 31, 2024 and 2023	F-3
Statements of Income for the Years Ended December 31, 2024 and 2023	F-4
Statements of Stockholders’ Equity for the Years Ended December 31, 2024 and 2023	F-5
Statements of Cash Flows for the Years Ended December 31, 2024 and 2023	F-6
Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Members of the Audit Committee

Rank One Computing Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rank One Computing Corporation, (“the Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Rosenberg Rich Baker Berman, P.A.

Somerset, New Jersey

August 14, 2025

We have served as the Company’s auditor since 2025.

RANK ONE COMPUTING CORPORATION

BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current Assets:
Cash	$726,436	$1,615,120
Accounts receivable (less allowance for credit losses of $60,040 and $20,784 in 2024 and 2023, respectively)	2,765,786	4,570,817
Prepaid expenses and other current assets	390,804	231,780
Total Current Assets	3,883,026	6,417,717

Net Property and Equipment	404,482	493,193
Intangible assets, net	7,039	8,559
Operating lease right-of use asset	1,363,956	848,743
Deferred Tax Asset, net	787,017	-
Total Other Assets	2,562,494	1,350,495

Total Assets	$6,445,520	$7,768,212

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$1,202,856	$2,199,187
Deferred revenue	1,490,949	1,228,586
Line of credit	431,132	-
Operating lease liabilities short term	268,508	154,200
Total Current Liabilities	3,393,445	3,581,970

Operating lease liabilities	1,201,803	805,362
Total Long-Term Liabilities	1,201,803	805,362

Total Liabilities	4,595,248	4,387,332

Commitments and contingencies (Note 7)

Stockholders’ Equity:
Common stock, par value $.001; 200,000 shares authorized; 89,733 and 89,733 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	90	90
Additional paid in capital	1,406,272	944,783
Retained Earnings	443,910	2,436,007
Total Stockholder’s Equity	1,850,272	3,380,880
Total Liabilities and Stockholders’ Equity	$6,445,520	$7,768,212

The accompanying notes are an integral part of these Financial Statements.

RANK ONE COMPUTING CORPORATION

STATEMENTS OF INCOME

	Year Ended December 31,
	2024	2023

Sales	$13,704,702	$15,410,827

Cost of sales	1,747,038	2,766,639

Gross Profit	11,957,664	12,644,188

Selling, general and administrative	7,542,742	6,173,689
Research and Development	5,683,836	4,014,016

Income (loss) from Operations	(1,268,914)	2,456,483

Other Income (Expense)
Interest income	644	54
Interest expense	(1,594)	—
Other Expense	(43,134)	(93,815)
Other Income	14,843	19,605
Total Other Income (Expense)	(29,241)	(74,156)

Income (Loss) before provision for income taxes	(1,298,155)	2,382,327

Benefit from income taxes	(600,477)	-

Net Income (Loss)	$(697,678)	$2,382,327

Earnings (Loss) per Share – Basic	$(7.78)	$26.63
Earnings (Loss) per Share – Diluted	$(7.78)	$24.94
Weighted Average Number of Shares – Basic	89,733	89,469
Weighted Average Number of Shares – Diluted	89,733	95,524

The accompanying notes are an integral part of these Financial Statements.

RANK ONE COMPUTING CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023

	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Par	Capital	Earnings	Equity

Balance January 1, 2023	89,050	$89	$560,498	$1,076,016	$1,636,603
Stock options exercised	683	1	13,990	—	13,991
Stock-based compensation	—	—	370,295	—	370,295
Distributions	—	—	—	(1,022,336)	(1,022,336)
Net Income (Loss)	—	—	—	2,382,327	2,382,327
Balance, December 31, 2023	89,733	$90	$944,783	$2,436,007	$3,380,880
Stock-based compensation	—	—	461,489	—	461,489
Distributions	—	—	—	(1,294,419)	(1,294,419)
Net Income (Loss)	—	—	—	(697,678)	(697,678)
Balance, December 31, 2024	89,733	$90	$1,406,272	$443,910	$1,850,272

The accompanying notes are an integral part of these Financial Statements.

RANK ONE COMPUTING CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2024	2023
Cash Flows from Operating Activities:
Net Income (Loss)	$(697,678)	$2,382,327
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock based compensation	461,489	370,295
Depreciation	135,537	107,901
Amortization	1,520	1,520
Amortization of ROU assets	174,468	119,152
Change in expected credit losses	39,256	20,784
Changes in Assets and Liabilities:
Accounts receivable	1,765,775	(2,963,697)
Prepaid expenses and other current assets	(159,024)	(119,481)
Deferred tax Asset	(787,017)	-
Accounts payable and accrued expenses	(996,331)	1,341,748
Deferred revenue	262,365	785,008
Lease liability	(178,932)	(126,694)
Net Cash Provided by Operating Activities	21,428	1,918,863

Cash Flows from Investing Activities:
Purchase of fixed Assets	(46,825)	(270,047)
Net Cash Used in Investing Activities	(46,825)	(270,047)

Cash Flows from Financing Activities:
Distributions	(1,294,419)	(1,022,336)
Option exercises	—	13,991
Repayments to the line of credit	(1,093,868)	(1,600,000)
Proceeds from the line of credit	1,525,000	1,600,000
Net Cash Used in Financing Activities	(863,287)	(1,008,345)

Net Increase (Decrease) In Cash	(888,684)	640,471
Cash, Beginning of Year	1,615,120	974,649
Cash, End of Year	$726,436	$1,615,120

Supplemental Disclosures:
Cash paid for interest	$1,594	$5,632
Cash paid for income taxes	$—	$—

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Recognition of ROU asset and corresponding operating lease liability	$689,681	$82,432

The accompanying notes are an integral part of these Financial Statements.

RANK ONE COMPUTING CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023

Note 1 – Organization and Nature of Business

Rank One Computing Corporation (the “Company” or “ROC”) was incorporated in 2015 in the state of Virginia. We are an independent American artificial intelligence company developing Vision AI in identity, security, and digital forensics. The Company’s Vision AI platform delivers real-time facial recognition, multimodal biometric verification, and AI-powered evidence analysis.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Recently Issued and Newly Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances reportable segment disclosure requirements primarily through expanded disclosures around significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2024. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company determined that this change does not have a material impact to the financial statements or financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of specific categories meeting a quantitative threshold within the income tax rate reconciliation, as well as disaggregation of income taxes paid by jurisdiction. This ASU, which can be applied either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the ASU and expects to include updated income tax disclosures.

In March 2024, the FASB issued ASU 2024-01 “Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards”. The ASU clarify how an entity determines whether a profits interest or similar award is within the scope of Accounting Standards Codification (“ASC”) 718, Compensation – Stock Compensation, by adding illustrative guidance. The guidance in ASU 2024-01 is effective for annual reporting periods beginning after December 15, 2024, and can be applied either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. Early adoption is permitted. The adoption of ASU 2024-01 is not expected to have any impact on the Company’s financial statements.

On November 2024, the FASB issued Accounting Standards Update (ASU) No. 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses, which requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the financial statements. The amendments in this pronouncement will be effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently assessing the potential impacts of adoption on its financial statements and related disclosures.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Inventories

Inventory, which consists of hardware for installation, and is stated at cost. Due to the nature of our deployments inventory turnover is quick, with most items moving from receipt to installation within a short period of time. As of December 31, 2024 and 2023, the Company has $38,241 and 49,677 of inventory respectively. These amounts are recorded in prepaid expenses and other current assets on the Balance Sheets.

Estimated Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable, and lease commitments. Management believes the estimated fair value of these accounts on December 31, 2024, approximate their carrying value as reflected in the balance sheet due to their short-term nature. The carrying values of the Company’s Operating lease obligations approximate their fair values based upon a comparison of the interest rate and terms of such debt given the level of risk to the rates and terms of similar debt currently available to the Company in the marketplace.

The fair value measurement disclosures are grouped into three levels based on valuation factors:

●	Level 1 – quoted prices in active markets for identical investments

●	Level 2 – other significant observable inputs (including quoted prices for similar investments and market corroborated inputs)

●	Level 3 – significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments)

The Company’s Level 1 assets and liabilities include cash, accounts receivable, accounts payable, prepaid, and other current assets. Management believes the estimated fair value of these accounts at December 31, 2024, approximates their carrying value as reflected in the balance sheets due to the short-term nature of these instruments.

The Company’s Level 2 assets and liabilities include the Company’s operating lease assets and liabilities. The carrying amounts of these leases approximate their fair values, based on a comparison of the lease terms and the Company’s incremental borrowing rates with those of similar leases available in the market.

The Company’s Level 3 assets and liabilities use inputs to determine the fair value are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore discounted cash flow models. Unobservable inputs used in the models are significant to the fair values of the assets and liabilities.

Concentration of Credit Risk and Other Risks and Uncertainties

At times, cash balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurable limits. The Company has not previously experienced any losses related to these balances. The uninsured cash balance as of December 31, 2024 and 2023 was $0.5 million and $1.1 million respectively. The Company does not believe it is exposed to significant credit risk on cash and cash equivalents.

The Company’s customers are primarily concentrated in the United States.

As of December 31, 2024, the Company had three customers with an accounts receivable balance representing 17%, 11%, and 10% of total accounts receivable. As of December 31, 2023, the Company had two customer with an accounts receivable balance representing 51% and 15% of total accounts receivable.

For the year ended December 31, 2024, the Company had two customers that each individually accounted for 26% and 23% of revenue. For the year ended December 31, 2023, the Company had one customers that accounted for 25% of revenue.

Cash

Cash include cash-on-hand with financial institutions and subject to an insignificant risk. See Concentration of Credit Risk and Other Risks and Uncertainties above.

Accounts Receivable/Allowance for Credit Losses

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest-bearing customer obligations and are typically due within 30 days. ASC 326 requires the recognition of lifetime estimated credit losses expected to occur for trade accounts receivable. The guidance also requires the Company to pool assets with similar risk characteristics and consider current economic conditions when estimating losses. Allowance for credit losses is based on the Company’s best estimate of probable losses inherent in its accounts receivable portfolio and is determined based on expectations of the customer’s ability to pay by considering factors such as customer type (commercial or government), historical experience, financial position of the customer, age of the accounts receivable, current economic conditions, and reasonable and supportable forward-looking factors about its portfolio and future economic conditions.

Changes in the allowance for expected credit losses for trade accounts receivable are presented in the table below:

	Year ended December,
	2024	2023
Beginning balance	$20,784	$-
Provision	39,256	20,784
Write-offs	-	-
Ending Balance	$60,040	$20,784

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives or the term of the lease using the straight-line method for financial statement purposes. Estimated useful lives for property and equipment are five to seven years. Additions, betterments and replacements are capitalized, while expenditures for repairs and maintenance are charged to operations when incurred. As units of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.

Income Taxes

The Company was incorporated in 2015 as a Subchapter S Corporation and its earnings and losses were included in the personal tax returns of the stockholders therefore, the Company did not record any income tax provision. Effective January 1, 2024, the Company became a C-Corporation and effective with the change, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accruals to cash, Section 174 expense, right-of-use asset, right-of-use liability, and property and equipment for financial and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. See Note 9 - Income Taxes below.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. As of December 31, 2024, and 2023, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s 2024, 2023, 2022, and 2021 Federal and State tax returns remain subject to examination by their respective taxing authorities. None of the Company’s Federal or State tax returns are currently under examination.

The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes.

As of December 31, 2024, and 2023, the Company had a net deferred tax asset of $787,017 and $0, respectively.

Revenue Recognition

The Company generates revenue from the sale of access to its software platforms, maintenance services and, professional services.

In accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, the Company recognizes revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for promised goods or services. The Company applies the following five-step revenue recognition model in accounting for its revenue arrangements:

●	Identification of the contract(s) with the customer, including whether collectability of the consideration is probable by considering the customers’ ability and intention to pay;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

In the following table, revenue is disaggregated by major product line and the timing of revenue recognition for the years ended December 31, 2024, and 2023.

	2024	2023
ROC SDK	$5,958,212	$5,125,163
ROC Watch	1,326,607	980,377
ROC ABIS	352,692	-
ROC Enroll	40,200	-
R&D Contracts	6,026,991	9,055,287
Other	-	250,000
Total Revenue	$13,704,702	$15,410,827

For the Year Ended December 31,

	2024	2023
Timing of revenue recognition
Products transferred at a point in time	$11,026,482	$13,121,815
Products and services transferred over time	2,678,220	2,289,012
Total Revenue	$13,704,702	$15,410,827

Each of the Company’s significant performance obligations and the Company’s application of ASC 606 to its revenue arrangements is discussed in further detail below.

Standalone Software License and Support:

The Software license is recognized point in time when the license key is provided to the end user. Support will be recognized straight-line over the contract term, once the related Software license has been recognized. For perpetual Software license contracts the recognition period will be one year as that is the standard time included with perpetual licenses. For term Software license contracts, the recognition period will be the same as the license term.

Bundled Security Solutions:

The Company sells bundled security solutions to customers that include the Software, hardware, and installation services. The end goal provides cameras, software, and devices installed at customer locations to monitor security and identify people and vehicles. Revenue is recognized at a point in time when control passes to the customer.

US Government Contracts:

The US Government contracts provide a license to use the Software as part of the stated project, with the Company providing additional professional services to run simulations or other applications of the Software. Most contracts are for a fixed fee, while some are billed on a usage or “time and materials” basis. Hardware and software licenses revenue is recognized at a point in time upon delivery to the customer site. Professional services revenue is recognized over the service period.

Contract receivables are recorded at the invoiced amount and are uncollateralized, non-interest-bearing client obligations. Provisions for estimated uncollectible accounts receivable are made for individual accounts based upon specific facts and circumstances including criteria such as their age, amount, and client standing.

Costs to Obtain Contracts

The company elected practical expedients under ASC 606 for incremental costs of obtaining contracts. These costs were expensed when incurred.

Contract Liabilities

Sales are generally recorded in the month the service is provided. For clients who are billed on an annual basis, deferred revenue is recorded and amortized over the life of the contract. During the years ended December 31, 2024, and 2023, the Company recognized $1,115,624 and $764,423 in sales that was recorded as deferred revenue as of December 31, 2023 and 2022, respectively.

Deferred revenue for customer contracts represents amounts collected from, or invoiced to, customers in advance of revenue recognition. The balance of Deferred revenue will increase or decrease based on the timing of invoices and recognition of revenue. Significant changes in our Deferred Revenue liability balances during the year ended December 31, 2024 and 2023 were as follows:

	Year ended December,
	2024	2023

Beginning balance	$1,228,586	$443,576
Revenue Recognized	(1,115,624)	(764,423)
Amounts Collected or Invoiced	1,377,987	1,549,433
Ending Balance	$1,490,949	$1,228,586

Determining the Standalone Selling Price (SSP) for Post Contract Support (PCS) Services:

The Company generates revenue primarily from the sale of software licenses and typically invoices customers at contract inception. Customer contracts are either (1) time-based, with stated durations generally one year, or (2) perpetual.

Contracts with customers often include multiple performance obligations that are distinct and accounted for separately. These typically include licensed software and post-contract support (“PCS”) services, such as maintenance, technical support, and software updates.

The Company allocates the transaction price to each distinct performance obligation based on its relative standalone selling price. Standalone selling price is estimated at contract inception using all reasonably available information, including observable renewal rates, historical pricing relationships, market conditions, and industry data. Judgment is required when standalone selling price is not directly observable.

For time-based license contracts (up to one year), PCS services are bundled with the license and provided throughout the contract term. For perpetual license contracts, PCS services are included for the initial 12-month period following license delivery. Customers may subsequently purchase extended PCS services annually as outlined in the contracts, typically priced at 20% of the original perpetual license fee.

Based on the results of the Company’s standalone selling price analysis, a specific percentage of the transaction price is allocated to each performance obligation. For both time-based and perpetual license contracts, 20% of the transaction price is allocated to PCS services, using the observable annual renewal rate as the basis for SSP. The remaining 80% is allocated to the software license, reflecting the pricing relationship between the license and PCS and maximizing the use of observable inputs.

Revenue is recognized in accordance with the timing of satisfaction of each performance obligation. For time-based license contracts, the portion allocated to the software license is recognized at the time of delivery, while the PCS portion is recognized ratably over the contract term. For perpetual license contracts, the software license portion is recognized upon delivery, and the PCS portion is recognized ratably over the initial 12-month coverage period. Revenue from extended PCS services is recognized ratably over the applicable renewal term, consistent with the period of service delivery.

Payment Terms

The typical terms of software license contracts range from 12 to 36 months, with auto-renew options extending the contract for an additional term. The Company invoices clients one month in advance for its services, in addition to any contractual data overages or for additional services.

Significant Judgement

In instances where contracts include multiple performance obligations, the Company exercises judgment in determining the standalone selling price for each obligation. Standalone prices are established by evaluating market data for comparable services and considering the Company’s historical pricing practices. The aggregate standalone price of all performance obligations is calculated, and each individual obligation’s proportionate share of the total is determined. This ratio is then applied to the overall contract price to allocate the transaction price among the performance obligations accordingly.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss, measured as the amount by which the carrying value exceeds the fair value, is recognized if the carrying amount exceeds estimated un-discounted future cash flows.

Advertising Costs

The Company expenses the costs associated with advertising as they are incurred. The Company incurred $371,531 and $393,783 for advertising costs for the year ended December 31, 2024, and 2023, respectively.

Research and Development Costs

Research and development costs primarily include salaries, stock-based compensation expense, and benefits for personnel involved in performing the activities to develop and refine the Company’s platforms and products services and other IT-related costs, travel costs, and allocated overhead. Research and development costs are expensed as incurred. During the year ended December 31, 2024 and 2023, the Company recorded $5.7million and $4.0 million to Research and Development respectively.

Software Development Costs

The Company evaluates capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process and substantial development risks, technological feasibility is generally established for the Company’s products when they are made available for general release. Accordingly, during the years ended December 31, 2024 and 2023 costs were charged to research and development expense.

Stock-Based Compensation

The Company follows the requirements of FASB ASC 718-10-10, Share-Based Payments with regards to stock-based compensation issued to employees and non-employees. The Company has agreements and arrangements that call for stock to be awarded to employees and consultants at various times as compensation and periodic bonuses. The expense for this stock-based compensation is equal to the fair value of the stock price on the day the stock was awarded multiplied by the number of shares awarded. The Company utilized a 409A valuation to determine the value of the Company’s common stock on the date of issuance. The Company has a relatively low forfeiture rate of stock-based compensation, and forfeitures are recognized as they occur.

The valuation methodology used to determine the fair value of options issued during the period is the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including the volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options. Due to the Company’s limited historical data related to employee share option exercise behavior, the Company has elected to use the “simplified” method as permitted by Staff Accounting Bulletin No. 110 for its “plain vanilla” stock option grants. Risk-free interest rates are calculated based on continuously compounded risk-free rates for the appropriate term. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on its Common Stock. The expected forfeiture rate is estimated based on management’s best assessment.

Estimated volatility is a measure of the amount by which the Company’s asset price is expected to fluctuate each year during the expected life of the award. ROC did not have sufficient history as it was a private company and therefore utilized the volatility of peer companies.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business as one operating segment.

Benefit Plans

We sponsor a defined contribution retirement savings plan for employees who meet certain eligibility requirements. Under the plan, the Company makes a non-elective contribution equal to 3% of each eligible employee’s compensation, regardless of whether the employee elects to contribute. There is no matching component. Employer contributions vest immediately. Total employer contributions were $253,963 and $233,629 for fiscal years 2024 and 2023, respectively.

Net Income Per Common Share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) adjusted for income or loss that would result from the assumed conversion of potential common shares from contracts that may be settled in stock or cash by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period.

The following table sets forth the information needed to compute basic and diluted earnings per share for the years ended December 31, 2024, and 2023:

	Year Ended December 31,
	2024	2023

Net Income (Loss) Available to Common Shareholders	$(697,678)	$2,382,327

Weighted average number of common shares - basic	89,733	89,469
Dilutive securities
Options	-	6,055
Weighted average number of common shares - diluted	89,733	95,524

Earnings per share, basic	$(7.78)	$26.63
Earnings per share, diluted	$(7.78)	$24.94

The following table sets forth the number of potential shares of common stock that have been excluded from diluted net income per share because their effect was anti-dilutive:

	Year ended December 31,
	2024	2023
Options	52,961	44,333

Note 3 – Prepaids and other current assets

Prepaids and other current assets consist of the following:

	December 31,	December 31,
	2024	2023
Prepaid Expenses	$320,871	$106,864
Prepaid Insurance	8,538	53,450
Inventory	38,241	49,677
Deposits	23,154	21,789
Total prepaids and other current assets	$390,804	$231,780

Note 4 – Property and Equipment

Property and equipment, at cost, consist of the following:

	December 31,	December 31,
	2024	2023
Computers	$693,750	$646,925
Furniture and fixtures	92,269	92,269
Gross Property and equipment	786,019	739,194
Less: Accumulated depreciation	(381,537)	(246,001)
Net property and equipment	$404,482	$493,193

Depreciation expense for the years ended December 31, 2024, and 2023 was $135,537 and $107,901, respectively, which was allocated to general and administrative expenses.

Note 5 – Intangible Assets

Intangible assets consisted of the following:

	December 31,	December 31,
	2024	2023
Software	$10,966	$10,966
Less: Accumulated amortization	(3,927)	(2,407)
Net intangible assets	$7,039	$8,559

Amortization expense for the years ended December 31, 2024, and 2023 was $1,520 and $1,520, respectively.

Note 6 – Leases

Operating Leases

The Company leases approximately 6,600 square feet of office space in Morgantown, West Virginia. The lease requires payments of $799,956 over the five-year term. The lease expires in November 2029, subject to extension.

The Company leases approximately 5,892 square feet of office space in Denver, Colorado. The lease requires payments of $1,22,363 over the eight-year term. The lease expires in June 2029, subject to extension.

The Company leases approximately 1,546 square feet of office space in Grand Rapids, Michigan. The lease requires payments of $98,558 over the three year term. The lease expires in February 2027, subject to extension.

The Company determines whether an arrangement contains a lease at the inception of the contract. Right-of-Use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term, while lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date, based on the present value of estimated lease payments over the lease term. The lease term includes options to extend the lease when it is reasonably certain that the Company will exercise those options. The Company has elected the practical expedient to exclude leases with terms of 12 months or less from the balance sheet. Lease expense for these short-term leases is recognized on a straight-line basis over the lease term. Variable lease payments that depend on an index or rate are initially measured using the index or rate in effect at the lease commencement date. Other variable payments are recognized in the period in which the obligation is incurred. A discount rate of 4.69%, 10.46%, or 6.86% were used in the preparation of ROU assets and lease liabilities.

For the years ended December 31, 2024 and 2023, the company recognized rent expense for short term leases of approximately $26,934 and $25,321, respectively.

The components of lease expense were as follows:

Year Ended December 31, 2024
Operating lease:
Amortization of assets, included in total operating expense	$174,468
Interest on lease liabilities, included in total operating expense	56,809
Total net lease cost	$231,277
Supplemental balance sheet information related to leases was as follows:

Operating Leases:

Operating lease right-of-use asset	$1,363,956

Current operating lease liabilities	$268,508
Noncurrent operating lease liabilities	1,201,803
Total operating lease liabilities	$1,470,311

Supplemental cash flow and other information related to leases were as follows:

Year Ended December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$178,932

Weighted average remaining lease term (in years):
Operating leases	4.34

Weighted average discount rate:
Operating leases	6.99%

Long-term obligations under the operating and finance leases at December 31, 2024, mature as follows:

For the Twelve Months Ended December 31,	Operating Leases
2025	$346,605
2026	363,049
2027	350,191
2028	358,841
2029	262,946
Total lease payments	1,681,632
Less: Amounts representing interest	(211,321)
Total lease obligations	1,470,311
Less: short-term obligations	(268,508)
Total long-term	$1,201,803

As of December 31, 2024, the Company had no additional significant operating or finance leases that had not yet commenced. Rent expense under all operating leases for the year ended December 31, 2024 and 2023 was $258,211 and $188,891, respectively.

Note 7 – Commitments and Contingencies

Line of Credit

On March 15, 2023, the Company entered into a revolving demand note with a bank for an amount not to exceed $1,000,000. The line of credit may be cancelled by either party at any time for any reason by written notice to the other and is collateralized by the Company’s assets. The stated interest rate is adjustable with interest equal to the Prime Rate plus two percent per annum. At December 31, 2024, the total interest rate was at 9.75%. The line of credit balance outstanding as of December 31, 2024 and 2023, was $431,132 and $0 respectively.

Litigation

The Company is currently not involved in any litigation that it believes could have a materially adverse effect on its financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of the Company, threatened against or affecting the company, its common stock, any of the Company’s or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Note 8 – Stockholders’ Equity

Capital Stock

The Company has 200,000 authorized shares of Common Stock, par value $0.001.

During the year ended December 31, 2023, employees exercised 68 stock options into shares of Common Stock. The Company received $13,991 for these options.

During the years ended December 31, 2024 and 2023, the Company made distributions to its shareholder of $1,294,419 and $1,022,336, respectively. Distributions were made to fund shareholder income tax liabilities resulting from the Company’s pass-through income for tax years 2022 (funded in 2023) and 2023 (funded in 2024), consistent with its status as an S corporation through December 31, 2023.

Option Plan Details

On September 18, 2018, and as amended on April 28, 2023, the Company’s shareholders approved: (i) the adoption of a new stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may, from time to time, in its discretion and in accordance with applicable regulatory requirements, grant to directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 70,000 common shares at the date the options are granted.

As of December 31, 2024, there were 15,006 options, immediately available for future allocation pursuant to applicable regulatory requirements. All options vest upon terms as set by the Board of Directors, either over time, up to 36 months, or upon the achievement of certain corporate milestones.

Common Stock Options

A summary of the Company’s stock option activity and related information follows:

	Number of	Weighted	Weighted
	Share s	Average	Average
	Under	Exercise	Contractual
	Options	Price	Life
Options Outstanding at January 1, 2023	43,461	$342.66	9.17
Options Granted	6,980	274.81	10
Exercised	(683)	20.49	—
Expired/Cancelled	(520)	349.09	—
Options Outstanding at December 31, 2023	49,238	360.06	8.40
Options Granted	5,790	389.64	10
Exercised	0	-	—
Expired/Cancelled	(2,067)	400	—
Options Outstanding at December 31, 2024	52,961	$354.18	7.59

Options Exercisable at December 31, 2024	29,664	$318.20	7.33

Share-based compensation expense recognized for stock options granted totaled $461,489 and $370,295 for the years ended December 31, 2024, and 2023, respectively.

The intrinsic value of outstanding stock options as of December 31, 2024, and 2023 was $1,424,470 and $776,962, respectively.

As of December 31, 2024, there was $824,217 of total unrecognized compensation expense related to unvested employee stock options granted under the Company’s share-based compensation plans that is expected to be recognized over a weighted average period of approximately 2.3 years.

The weighted average fair value of options granted, and the assumptions used in the Black-Scholes model during the years ended December 31, 2024, and 2023, are set forth in the table below.

	2024	2023
Weighted average fair value of stock options granted	$94.32	$76.16
Risk-free interest rate	3.84% - 4.52%	3.62% - 4.22%
Volatility	66%	50-75%
Expected life (years)	5.13 - 6.02 years	5 – 6.25 years
Dividend yield	—%	—%

Note 9 – Income Taxes

The components of income tax expense for the year ended December 31, 2024 are as follows:

2024
Current Income Tax expense:
Federal	$131,076
State	55,464
Total current income tax expense/(benefit)	186,540

Deferred Income Tax expense (benefit):
Federal	(625,427)
State	(161,588)
Total deferred income tax expense/(benefit)	(787,016)
Total income tax expense/(benefit)	$(600,475)

As discussed in Note 2, the Company changed its tax status from S-Corporation to C-Corporation effective for 2024. Accordingly, the net deferred tax asset at the date that the termination election was filed of approximately $500,219 has been recorded through a credit to the deferred tax provision.

Interest and penalties related to income tax liabilities are included in ‘Income tax expense (benefit)’ in the statements of income.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before the provision for income taxes. The sources and effects of the differences are as follows:

Pre-Tax Income (Loss)	(1,298,155)

U.S. Federal Statutory Tax Rate	(272,613)	21.00%
State and Local Income Taxes, Net of Federal Income Tax Effect [1]	(13,185)	1.02%
Effect of Changes in Tax Status	(489,795)	37.73%
Tax Credits	(88,619)	6.83%
Nontaxable or Nondeductible Items	209,529	(16.14)%
Rate Changes	(9,976)	0.77%
Other Adjustments	64,184	(4.94)%
Total Tax	$(600,475)	46.26%

Significant components of the Company’s net non-current deferred tax assets and liabilities are as follows:

Deferred Tax Assets
Bad Debts	$15,049
NQSOs	25,988
ROU Liability	368,543
Section 174 Costs	994,473
R&D Credit	-
Deferred Tax assets	1,404,054
Less: Valuation Allowance	-
Deferred tax assets	$1,404,054

Deferred tax liabilities
Accrual to Cash Adjustment	$(172,003)
Depreciation	(103,151)
ROU Asset	(341,885)
Deferred tax liabilities	(617,039)

Net deferred tax asset (liability)	$787,016

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Based on historic, current, and forecasted results, management believes it is more likely than not that the Company will realize the benefits of all of its deferred tax assets.

We have included in the table above deferred tax assets related to U.S. federal tax carryforwards of research and development tax credits which expire starting in 2045.

The management does not believe that there are significant uncertain tax positions in 2024. There are no interest and penalties related to uncertain tax positions in 2024.

On July 4, 2025, President Trump signed the One Big Beautiful Bill Act into law. This act makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. According to ASC 740, “Income Taxes,” the effects of changes in tax rates and laws on deferred tax balances must be recognized in the period in which the legislation is enacted. Consequently, as of the date of enactment, the Company is evaluating its impact on the financial statements.

Note 10 – Related Party Transactions

The Company has evaluated its relationships and transactions in accordance with ASC 850, Related Party Disclosures, and has determined that there were no material related party transactions or balances requiring disclosure in the accompanying financial statements.

Note 11 – Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance. Rank One Computing corporation is an artificial intelligence company. The Company views its operations and manages its business as one operating segment: Rank One Computing Corporation dba ROC. The accounting policies of ROC are the same as those described in Note 2. Summary of Significant Accounting Policies.

For the year ended December 31, 2024, the Company had two customers that each individually accounted for 26% and 23% of revenue. For the year ended December 31, 2023, the Company had one customers that accounted for 25% of revenue.

The following table presents sales information about the Company’s reportable segments for the year ended June 30, 2024 and 2023:

	Year Ended December 31,
	2024	2023

ROC SDK	$5,958,212	$5,125,163
R&D Contracts	6,026,991	9,055,287
Other sales	1,719,499	1,230,377
Total Sales	13,704,702	15,410,827

Note 12 – Subsequent Events

The Company has evaluated events that occurred through the date that the financial statements were issued, and determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the financial statements.

Through and including [●], 2025 (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in the listing, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

[●] Shares

Common Stock

RANK ONE COMPUTING CORPORATION

PROSPECTUS

[●], 2025

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and non-accountable expense allowance) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq initial listing fee, the amounts set forth below are estimates.

SEC registration fee	$	[●]
FINRA filing fee		[●]
Nasdaq initial listing fee		[●]
Transfer agent fees		[●]
Accounting fees and expenses		[●]
Legal fees and expenses		[●]
Printing and engraving expenses		[●]
Other expenses		[●]
Total	$	[●]

Item 14. Indemnification of Directors and Officers

We are incorporated under the laws of the State of Colorado. The Colorado Revised Statutes and the Colorado Business Corporation Act (the “CBCA”) limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors.

Section 7-109-102(1) of the CBCA permits indemnification of a director of a Colorado corporation, in the case of a third party action, if the director (a) conducted himself or herself in good faith, (b) reasonably believed that (i) in the case of conduct in his or her official capacity, his or her conduct was in the corporation’s best interest, or (ii) in all other cases, his or her conduct was not opposed to the corporation’s best interest, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 7-109-103 further provides for mandatory indemnification of directors and officers who are successful on the merits or otherwise in litigation.

Section 7-109-102(4) of the CBCA limits the indemnification that a corporation may provide to its directors in two key respects. A corporation may not indemnify a director in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his improper receipt of a personal benefit. Sections 7-109-104 of the CBCA permits a corporation to advance expenses to a director, and Section 7-109-107(1)(c) of the CBCA permits a corporation to indemnify and advance litigation expenses to officers, employees and agents who are not directors to a greater extent than directors if consistent with law and provided for by the articles of incorporation or bylaws, a resolution of directors or shareholders, or a contract between the corporation and the officer, employee or agent.

Our articles of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by the CBCA. In addition, we may also indemnify and advance expenses to an officer who is not a director to a greater extent, not inconsistent with public policy, and if provided for by general or specific action of our board of directors or shareholders or by contract.

Item 15. Recent Sales of Unregistered Securities

The Company has not sold any securities within the past three years which were not registered under the Securities Act.

Item 16. Exhibits

The following is a list of exhibits filed as a part of this registration statement:

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Articles of Incorporation of the Registrant
3.2*	Bylaws of the Registrant
3.3*	Amendment No. 1 to Bylaws of the Registrant
4.1*	Form of Representative’s Warrants
5.1*	Opinion of Lucosky Brookman LLP
5.2*	Opinion of KO Law PC
10.1*	2018 Equity Incentive Plan, dated September 18, 2018
10.2*	Amendment No. 1 to 2018 Equity Incentive Plan, dated April 28, 2023
10.3*	Employment Agreement, dated January 4, 2021, by and between the Company and B. Scott Swann
14.1*	Code of Business Conduct and Ethics
19.1*	Insider Trading Policy
21.1*	List of Subsidiaries
23.1*	Consent of Rosenberg Rich Baker Berman, P.A., Independent Registered Public Accounting Firm
23.2*	Consent of Lucosky Brookman LLP (included in Exhibit 5.1)
23.3*	Consent of KO Law PC (included in Exhibit 5.2)
24.1*	Powers of Attorney (included on signature page of this registration statement)
99.1*	Form of Audit Committee Charter
99.2*	Form of Compensation Committee Charter
99.3*	Form of Nominating and Corporate Governance Committee Charter
107*	Filing Fee Table

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§230.430B):

	(a)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) [§230.424(b)(3)] shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

	(b)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) [§230.424(b)(2), (b)(5), or (b)(7)] as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) [§230.415(a)(1)(i), (vii), or (x)] for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§230.430C), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the [●], 2025.

Rank One Computing Corporation

By:
Name:	Scott Swann
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints each of Scott Swann and Cody Barnes, severally, as his or her true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	[ ● ], 2025
Scott Swann

	Chief Financial Officer (Principal Financial and Accounting Officer)	[ ● ], 2025
Cody Barnes

	President, Chief Scientist, and Board Chairman	[ ● ], 2025
Brendan Klare

	Chief Technology Officer and Director	[ ● ], 2025
Josh Klontz